Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

BY AND BETWEEN

JOHNSON CONTROLS, INC.

AND

CBRE, INC.

Dated as of March 31, 2015

-i-

-ii-

-iii-

Section 10.9	Severability	103
Section 10.10	Counterparts	103
Section 10.11	Expenses	104
Section 10.12	Interpretation; Absence of Presumption	104

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Assignment Agreement and Bill of Sale
Exhibit C	Form of Second Amendment to Master Services Amendment
Exhibit D	Allocation Schedule
Exhibit E	Form of Foreign Asset Acquisition Agreement
Exhibit F	Form of Foreign Stock Acquisition Agreement
Exhibit G	French Offer Letter
Exhibit H	B2B Arrangement Term Sheet

Annex A	Alignment Fee Agreement

-iv-

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT, dated as of March 31, 2015 (this “Agreement”), is by and between Johnson Controls, Inc., a Wisconsin corporation (“Seller”), and CBRE, Inc., a Delaware corporation (“Purchaser”).

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller Entities shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from the Seller Entities, all of the Seller Entities’ right, title and interest in and to the Purchased Assets, and Purchaser shall assume the Assumed Liabilities (the “Transaction”); and

WHEREAS, simultaneously with the Closing under this Agreement, Seller, Purchaser and certain of their respective Affiliates desire to enter into certain other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the meanings set forth below:

“Action” means any Proceeding, audit, review, inquiry, examination, or investigation.

“Adjustment Amount” means (a) the Closing Working Capital minus (b) the Target Working Capital as of the Closing Date (which resulting amount may be a positive or negative number).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person from time to time, including from and after the Closing. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, neither the Seller Entities nor Seller shall be deemed Affiliates of Purchaser, nor, as of and after Closing, of the Business or the Purchased Companies.

“Applicable Actuary” means (a) Mercer, LLC for any Purchased Company Benefit Plan that is a defined benefit pension plan sponsored or maintained by a Purchased Entity in the United Kingdom, and (b) the Seller’s Actuary, for any other Purchased Company Benefit Plan that is a defined benefit pension plan.

“Applicable Percentage” means, with respect to any Purchased Venture, the percentage of the issued and outstanding equity interest in such Purchased Venture represented by the Purchased Venture Interests in such Purchased Venture.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) or any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, individual consulting, health, welfare, fringe benefit, collective bargaining, or other compensation or benefit plan, program, policy, agreement, or arrangement (whether written or oral, contractual or discretionary, express or implied) established, sponsored, maintained or contributed to by any Seller Entity or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any Business Employee or other individual service provider performing services for the Business, or under which any Purchased Entity or Purchased Consolidated Venture has or could be reasonably expected to have any present or future Liability, other than any Multiemployer Plan.

“Brookfield JV Purchase Agreements” means that certain: (a) Purchase and Sale Agreement, by and between BCP IV FM Canada LP, Johnson Controls Canada LP and Johnson Controls, Inc., dated as of February 18, 2015; and (b) Purchase and Sale Agreement, by and between BCP IV FM Australia LP and Johnson Controls GWS Holding Australia Pty Ltd CAN 160 811 147, dated as of February 18, 2015.

“Brookfield JVs” means Brookfield Johnson Controls Canada LP, Brookfield Johnson Control Canada GP Ltd., BJCS Holdco Pty Ltd. and their respective Subsidiaries and controlled Affiliates.

“Business” means Seller’s and its Affiliates’ business of providing facilities management services, real estate services (including lease administration, property management, transaction management and brokerage services), construction project management services, energy management services and workplace strategy and consulting services to customer-owned, rented, leased and/or managed properties; provided, that the “Business” shall not include the JCI Retained Business (including the Specified BE Businesses and the Centralized Badging Business). For purposes of Article III, all references to the “Business” shall be deemed to be the business described in the preceding sentence after giving effect to the Pre-Closing Reorganization. For purposes of Section 5.14(c), the “Business” shall be deemed to refer to the business described in the preceding two sentences as conducted by any Person, without reference to the phrase “Seller’s and its Affiliates’” in the first preceding sentence.

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in New York, New York.

“Business Employee” means (a) each Purchased Company Employee and (b) each other employee of Seller or any of its Affiliates who is, immediately prior to the Closing, either actively and primarily engaged in the Business or primarily dedicated to supporting the Business, unless, (i) such employee has received or delivered a notice of termination prior to the Closing, or (ii) in the case of clause (b) only, Purchaser and Seller mutually agree that such employee shall not be a Business Employee. The employees covered by clauses (a) and (b) of the immediately preceding sentence shall include any such employee who is on sick leave, military leave, vacation, holiday, short-term disability or other similar temporary leave of absence, but shall exclude any employee who is on long-term disability immediately prior to the Closing Date unless such employee would become a Transferred Business Employee pursuant to the terms of a collective bargaining or other labor Contract or by operation of Law, and any employee covered by clause (b) of the immediately preceding sentence who would become a Transferred Business Employee pursuant to the automatic transfer of such employee’s employment to Purchaser or its Affiliates by operation of Law may not be excluded as a Business Employee. Notwithstanding the foregoing, none of the individuals set forth on Section 1.1(a) of the Seller Disclosure Schedules shall be a Business Employee.

“Business Material Adverse Effect” means any event, change or effect having a material adverse effect on the business, assets, financial condition or results of operations of the Business taken as a whole; provided, that none of the following shall be considered, either alone or in combination, in determining whether there has been a Business Material Adverse Effect: (a) general conditions affecting the industry in which the Business operates; (b) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including interest rates); (c) general changes in global or national political conditions or trends; (d) any act of civil unrest, war or terrorism (including by cyberattack or otherwise), including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war; (e) any conditions resulting from natural disasters, including pandemics, earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters or acts of God; (f) the failure (in and of itself) of the financial or operating performance of Seller, the Seller Entities or the Business to meet internal, Purchaser or analyst projections or forecasts for any period, but excluding any underlying causes of such failure not otherwise excluded under the other clauses of this definition (provided, that this clause (f) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections or forecasts and no such representations or warranties are being made); (g) any action taken by or at the written request or with the written consent of Purchaser (except insofar as certain of the Purchaser’s representations and warranties herein address the consequences of the same); (h) the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated hereby (except insofar as certain of the Purchaser’s representations and warranties herein address the consequences of the same), or the identity of Purchaser (including any loss of Business Employees, customers or other business relationships resulting from any of the foregoing and not otherwise involving any breach by Purchaser of this Agreement); or (i) changes in any applicable Law or GAAP or other applicable accounting principles or standards; provided, that any adverse events, effects or changes resulting from the matters described in clauses (a), (b), (c), (d) and (e) shall be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business relative to other businesses operating in the industry in which the Business operates.

“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts to the extent held in cash, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, in each case of such Person as of such time, calculated in a manner consistent with GAAP, the Transaction Accounting Principles and the Sample Closing Statement; provided that, Cash Amounts shall not include any Restricted Cash.

“Cause” means, with respect to a Transferred Business Employee, any of the following: (a) a material breach by such Transferred Business Employee of the provisions of any employment agreement, noncompetition agreement, other restrictive covenant agreement, confidentiality agreement or similar agreement with Purchaser or any applicable Affiliate of Purchaser, or of Purchaser’s or any such Affiliate’s employment policies and procedures, including but not limited to the code of ethics applicable to such Transferred Business Employee, as in effect from time to time, that, if capable of being cured, is not cured by such Transferred Business Employee within ten (10) days following receipt of notice of such breach; (b) conduct by such Transferred Business Employee rising to the level of gross negligence or willful misconduct in the course of employment with Purchaser or an applicable Affiliate of Purchaser; (c) a substantial failure by such Transferred Business Employee to perform the duties or services reasonably required by Purchaser or any applicable Affiliate of Purchaser that, if capable of being cured, is not cured by such Transferred Business Employee within ten (10) days following receipt of notice of such failure; (d) an act or omission by such Transferred Business Employee that results in his or her being convicted of or pleading guilty or nolo contendere to a criminal offense that constitutes a felony; (e) the commission by such Transferred Business Employee of an illegal act that results or would reasonably be expected to result in material reputational or financial harm to Purchaser or an applicable Affiliate of Purchaser; or (f) a material breach of any fiduciary duty to Purchaser or an applicable Affiliate of Purchaser.

“Centralized Badging Business” means Seller’s and its Affiliates’ business of providing services to process requests for, print, program, distribute and mail security badges, as well as the provision of related services with respect to access control system management, database management, technical support, troubleshooting and customer service.

“Closing Cash Amounts” means an amount equal to the sum of (a) the Cash Amounts of the Purchased Entities plus (b) an amount equal to the Cash Amounts of the Purchased Consolidated Ventures multiplied by the percentage of the outstanding equity interest in such Purchased Consolidated Ventures represented by the Purchased Venture Interests in such Purchased Consolidated Ventures, in each case, as of 11:59 p.m. Eastern Time on the Business Day immediately preceding the Closing Date; provided, that for purposes of this calculation, (i) the Cash Amounts as of such time of any Purchased Consolidated Company that is organized in the jurisdictions set forth on Section 1.1(b)(i) of the Seller Disclosure Schedules shall be multiplied by 0.75, (ii) the Cash Amounts as of such time of all of Purchased Consolidated Companies organized in the jurisdictions set forth on Section 1.1(b)(i) and Section 1.1(b)(ii) of the Seller Disclosure Schedules, determined after giving effect to clause (i) hereof, shall not exceed $25,000,000 in the aggregate and (iii) the Cash Amounts as of such time of the Purchased Consolidated Companies that are organized outside of the United States, determined after giving effect to clause (i) hereof, shall not exceed $38,000,000 in the aggregate.

“Closing Funded Debt” means an amount equal to the sum of (a) the Funded Debt of the Purchased Entities plus (b) an amount equal to the Funded Debt of the Purchased Consolidated Ventures multiplied by the percentage of the outstanding equity interest in such Purchased Consolidated Ventures represented by the Purchased Venture Interests in such Purchased Consolidated Ventures, in each case, as of 11:59 p.m. Eastern Time on the Business Day immediately preceding the Closing Date.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Closing Cash Amounts, plus (c) the Estimated Adjustment Amount (which may be a positive or negative number), minus (d) the Estimated Closing Funded Debt, minus (e) the Estimated Net Pension Underfunding Amount, minus (f) the Closing Retention Amount.

“Closing Working Capital” means the Working Capital as of 11:59 p.m. Eastern Time on the last Business Day of the calendar month immediately preceding the month in which the Closing Date occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment.

“Contract” means any contract, agreement, lease, license, commitment, customer order, loan or credit agreement, indenture or agreement, or other written agreement of any kind, other than a Permit.

“Covered Losses” means, subject to Section 9.7, losses, liabilities, claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), penalties and reasonable attorneys’ accountants’ and other fees and disbursements.

“Energy Solutions Business” means Seller’s and its Affiliates’ business of providing a bundle of services to design, construct, retrofit, maintain and guarantee savings in one or more properties on behalf of or pursuant to a Contract or Contracts related to the use of energy between Seller and its Subsidiaries, on the one hand, and a customer, on the other hand.

“Environmental Laws” means, collectively, any and all Laws and Judgments relating to Contamination or Hazardous Materials.

“Equipment Leases” means any leases for any Tangible Personal Property primarily related to, or primarily used in, the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b),

(c), (m) or (o) of the Code or any entity, whether or not incorporated, that is under common control with an entity, trade or business within the meaning of Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Net Pension Underfunding Amount” means Twenty Two Million Eight Hundred Seventy Six Thousand Dollars ($22,876,000).

“Excluded Business Taxes” means, without duplication, any Taxes (other than Taxes imposed on any of the Purchased Companies and any Transfer Taxes) (i) imposed with respect to the Purchased Assets, Assumed Liabilities or the Business for any Pre-Closing Period or (ii) (x) imposed on the transfer of the Purchased Assets or Assumed Liabilities by the Seller or any of its Affiliates to Purchaser or any its Affiliates pursuant to this Agreement or (y) arising from any action or transaction by the Seller or any of its Affiliates (other than the Purchased Companies) outside of the ordinary course of business (1) on the Closing Date before or upon the Closing or (2) taken or completed on the Closing Date that is specifically required under the Transaction Documents to be taken in connection with the Closing.

“Funded Debt” means, of any Person and as of any time, the aggregate amount of the following, without duplication: (a) the outstanding principal amount, accrued but unpaid interest, premiums, penalties and other amounts owing in respect of any indebtedness for borrowed money (excluding trade payables arising in the ordinary course of business); (b) all such amounts owing in respect of any obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness; (c) all capitalized lease obligations that would be classified as a balance sheet liability in accordance with GAAP; (d) all obligations under letters of credit, guarantees, performance bonds, keepwell arrangements and similar arrangements, in each case solely to the extent drawn; and (e) all net liabilities with respect to hedging, swaps or similar arrangements, calculated as of such date as if all such arrangements were to be settled as of such date; in each case of such Person as of such time, calculated in a manner consistent with GAAP, the Transaction Accounting Principles and the Sample Closing Statement.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

“Group Relief” means any right under United Kingdom income Tax Law to allocate or reallocate Tax or Tax benefits between members of a group or consortium or other association for Tax purposes including by way of: (a) the surrender of Tax losses; (b) the surrender of Tax refunds; (c) the surrender of relievable Tax; (d) the ability to allocate or reallocate a profit, loss or gain for Tax purposes; (e) the ability to rollover a gain on assets of one member into the cost (for Tax purposes) of the assets of another; (f) the ability to reallocate any liability to settle Tax; (g) the ability to disregard entities for Tax purposes with the consequence that the Tax liability falls on a different entity; or (h) the ability to allocate or reallocate any other Tax benefit between members of a group or consortium or other association for Tax purposes.

“GWS Name and GWS Marks” means the “GWS”, “Global WorkPlace Solutions”, “Global WorkPlace Innovation/GWI”, “GWSMobility” and “Sequentra” names, Marks and logos, and any confusingly similar variations or derivatives thereof, either alone or in combination with other words.

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person and as of any time, any of the following: (a) all Funded Debt of such Person; (b) without duplication, all letters of credit or performance bonds issued for the account of such Person; and (c) without duplication, all guarantees and keepwell arrangements issued by such Person to a creditor against a loss with respect to the obligations described in clauses (a) and (b) of this definition, in each case as of such time.

“Information Technology” means any tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware), and telecommunications systems and any related Software.

“Insolvent” means with respect to any Multiemployer Plan, the condition that such plan is insolvent within the meaning of Section 4245 of ERISA.

“Intellectual Property” means all intellectual and industrial property and proprietary rights, including without limitation (a) Patents, (b) Marks, (c) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, whether or not registered, and registrations and applications for registration thereof, and (d) intellectual property rights arising from or in respect of the Know-How.

“International Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to principally for the benefit of International Business Employees.

“International Business Employee” means each Business Employee primarily employed outside the United States.

“JCI Name and JCI Marks” means the names, Marks or logos of Seller or any of its Affiliates, including the “Johnson Controls,” “Johnson Controls, Inc.”, “JCI,” “Building Efficiency” or “York” names, or any confusingly similar variations or derivatives thereof, either alone or in combination with other words, but excluding (both alone and in combination with other words) the GWS Name and GWS Marks.

“JCI Retained Business” means (a) the business of Seller and its Affiliates related to researching and developing, designing, manufacturing, marketing and selling Products or Systems, (b) the Specified BE Businesses and (c) the Centralized Badging Business.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Know-How” means processes, methods, designs, formulae, technical information, trade secrets, know-how, inventions, drawings, blueprints, designs, quality assurance and control procedures, design tools, simulation capability, manuals and technical information provided to employees, customers, suppliers, agents or licensees, and all records, books or other indication of the foregoing.

“Knowledge” means the actual knowledge, after due inquiry, with respect to Seller, of any Person listed in Section 1.1(c) of the Seller Disclosure Schedules, and the actual knowledge, after due inquiry, with respect to Purchaser, of any Person listed in Section 1.1(c) of the Purchaser Disclosure Schedules.

“Law” means any national, state, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, lease, sublease, covenant, right of way, claim, restriction or encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws.

“Marks” means any trademark, service mark, trade dress, trade name, business name, brand name, slogan, logo, Internet domain name, social media identifier, or other indicia of origin, whether or not registered, including all common law rights therein, and registrations and applications for registrations thereof, and all goodwill connected with the use of and symbolized by any of the foregoing.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Net Pension Underfunding Amount” means an amount equal to (a) the sum (which may be a positive or negative number) of the Pension Underfunding Amounts for all Purchased Company Benefit Plans that are defined benefit pension plans multiplied by (b) if such sum is a positive number, 0.76, or if such sum is a negative number, one (1). For purposes of converting any Pension Underfunding Amount with respect to any individual Purchased Company Benefit Plan to U.S. Dollars in connection with determining the Net Pension Underfunding Amount, the parties agree to convert such amounts in accordance with the applicable U.S. Dollar exchange rate as of the close of business in New York City on September 30, 2015 as published by The Wall Street Journal.

“O&M Business” means Seller’s and its Affiliates’ business of providing the following technical installation and maintenance services: (a) HVAC installation, maintenance and repair; (b) electrical installation, maintenance and repair; and/or (c) other installation, maintenance and repair services; in each case with respect to Products or Systems or the Energy Solutions Business, pursuant to a Contract or Contracts between Seller or its Subsidiaries, on the one hand, and the customer, on the other hand (but excluding other facilities management services not expressly included in any of clauses (a), (b) or (c) above).

“Patents” means patents, patent applications and provisional applications, including reissues, divisionals, continuations, continuations-in-part, extensions and reexaminations thereof.

“Pension Underfunding Amount” means, with respect to any Purchased Company Benefit Plan that is a defined benefit pension plan, an amount (which may be a positive or negative number) of the aggregate net underfunding (expressed as a positive number) or overfunding (expressed as a negative number), as applicable, for such Purchased Company Benefit Plan as of September 30, 2015, calculated by such Purchased Company Benefit Plan’s Applicable Actuary on a local funding basis and in accordance with the methodology consistent with prior practices in calculating such amounts for such Purchased Company Benefit Plan and using latest assumptions and data.

“Performance-Based Infrastructure Business” means Seller’s and Seller’s Affiliates’ business of providing a bundle of services for architectural and engineering design, construction, operation, maintenance and management services to one or more central utility plants, combined heat and power plants or large-scale infrastructure projects, in each case on behalf of or pursuant to a Contract or Contracts between Seller and its Subsidiaries, on the one hand, and a customer, on the other hand, that may include facilities management services and/or construction project management services provided to central utility plants, combined heat and power plants or large-scale infrastructure projects so long as it also includes one or more of the following: guaranteed energy management services; guaranteed capital management and similar life cycle services; operations services; or installation, management or maintenance of Products or Systems.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate Proceedings, that may thereafter be paid without penalty or for which an adequate reserve has been established and reflected in the Business Financial Statements; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law and on a basis consistent with past practice or in the ordinary course of business; (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (d) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that are recorded against title to real estate; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (iii) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, that (with respect to this clause (d) only) any such item does not materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of the Closing Date; (e) with respect to the Purchased Ventures, Liens pursuant to the Purchased Venture Governing Documents; and (f) with respect to the Purchased Entity Shares and Purchased Venture Interests, any restrictions under applicable securities Laws of the jurisdiction.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Period” means any taxable period beginning on (and including) the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning on (and including) the Closing Date.

“Pre-Closing Period” means any taxable period ending on or prior to the day immediately preceding the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the day immediately preceding the Closing Date.

“Pre-Closing Restructuring” means the following restructuring transactions with respect to the Business effected by Seller and its Affiliates prior to the Closing and on or after July 9, 2014 to separate the Business from the other businesses of Seller and its Affiliates in preparation for the transactions contemplated hereby: (i) the creation of the Purchased Entities; (ii) the assignment, conveyance or other transfer of any Purchased Asset or Assumed Liability to or from any Purchased Company; (iii) the transfer of any interest in any Purchased Company to and among Seller and its Affiliates; and (iv) the transfer of any employee of Seller or its Affiliates to or from a Purchased Company, in each case of clauses (i), (ii), (iii) and (iv), to the extent effected by Seller and its Affiliates in order to facilitate the transfer of the Transferred Assets and Assumed Liabilities at the Closing.

“Pre-Closing Restructuring Liabilities” means Liabilities (other than any Liabilities in respect of Taxes) to the extent arising from the Pre-Closing Restructuring, including any Liabilities from the failure by Seller or its Affiliates to comply in all material respects with applicable employee representatives, trade unions and/or employee information and consultation requirements triggered as a result of the Pre-Closing Restructuring.

“Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings by or before any Governmental Entity or any non-governmental body with regulatory, oversight or arbitrational authority.

“Products or Systems” means any equipment or machinery, or any systems related to such equipment or machinery, including: (a) building control systems, fire and life safety systems, heating/cooling plant systems, HVAC systems, security systems, central utility plant systems, combined heat and power plant systems and energy management and analytics software; and (b) other equipment or machinery sold by Seller or any of its Subsidiaries.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Purchased Companies” means the Purchased Entities and the Purchased Ventures.

“Purchased Company Benefit Plan” means (a) any Benefit Plan solely sponsored, maintained or contributed to by any Purchased Company (other than a Purchased Non-Consolidated Venture), and (b) any other Benefit Plan identified as a Purchased Company Benefit Plan on Section 3.15(a) of the Seller Disclosure Schedules.

“Purchased Company Employee” means any employee of Seller or its Affiliates who is employed by a Purchased Company immediately prior to the Closing.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules delivered pursuant to this Agreement, provided by Purchaser to Seller.

“Purchaser’s Fundamental Representations” means the representations and warranties made by Purchaser set forth in Section 4.1 and Section 4.2.

“Regulatory Approvals” means all Approvals from antitrust and other Governmental Entities that are required under applicable Law (including Antitrust Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Representatives” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor or representative of such Person.

“Restricted Cash” means cash or cash equivalents that are required to be held by a Purchased Entity to satisfy any applicable regulatory, statutory or licensing requirements or that a customer requires to be deposited or retained in a specific jurisdiction pursuant to a Purchased Customer Contract.

“Section 3.15 Taxes” means any Taxes to the extent arising out of or resulting from the breach of any representation or warranty of Seller contained in Section 3.15 and not described in Section 6.1.

“Seller Benefit Plan” means any Benefit Plan other than (a) a Purchased Company Benefit Plan and (b) any Benefit Plan sponsored, maintained or contributed to by a Purchased Non-Consolidated Venture.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules delivered pursuant to this Agreement, provided by Seller to Purchaser.

“Seller Entities” means Seller and all of its Subsidiaries that own any of the Purchased Assets (including Purchased Entity Shares and Purchased Venture Interests) and/or Assumed Liabilities pursuant to this Agreement and Johnson Controls (M) SDN. BHD, including the entities listed on Section 1.1(d) of the Seller Disclosure Schedules.

“Seller’s Actuary” means Aon Hewitt.

“Seller’s Fundamental Representations” means the representations and warranties made by Seller set forth in Section 3.1, Section 3.2(a) and Section 3.3.

“Sequentra” means the Sequentra® web-based, real estate portfolio and assignment-tracking Software developed by or on behalf of Seller or its Subsidiaries for use in the Business.

“Senior Management of the Business” means the individuals listed on Section 1.1(e) of the Seller Disclosure Schedules.

“Software” means any rights in computer programs (whether in source code, object code or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing. For clarity, “Software” does not include intellectual property rights in the foregoing items.

“Specified BE Businesses” means the Energy Solutions Business, the O&M Business and the Performance-Based Infrastructure Business.

“Specified Jurisdiction” means any of the following: (a) the United States (including any state thereof or the District of Columbia), (b) the United Kingdom, (c) Luxembourg, (d) the Netherlands, (e) Hong Kong, (f) the jurisdiction in which the relevant Seller Entity transferring Purchased Assets or assigning Assumed Liabilities is organized, and (g) in the case of a designation of a right to acquire any equity interest in a Purchased Company, the jurisdiction in which such Purchased Company is organized.

“Straddle Period” means any taxable period that begins on or before the day immediately preceding the Closing Date and ends after the day immediately preceding the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that no Purchased Venture shall be deemed to be a Subsidiary of Seller or any other Seller Entity.

“Tangible Personal Property” means machinery, equipment, hardware, furniture, fixtures, tools, Information Technology and all other tangible personal property, it being understood that Tangible Personable Property shall not include any Intellectual Property.

“Target Working Capital” means, as of any date, the amount set forth opposite such date on Section 1.1(f) of the Seller Disclosure Schedules.

“Tax” means any tax of any kind, including any federal, state, local or foreign income, estimated, sales, use, ad valorem, gross receipts, value added, goods and services, profits, license, registration, withholding, payroll, employment, unemployment, severance, franchise, excise, premium, property, net worth, capital gains, transfer, stamp, documentary, customs, duties, social security, environmental, alternative or add-on minimum, occupation, and any other assessment or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Asset” means any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign Tax credit, charitable deduction or credit related to alternative minimum Tax or other Tax credit.

“Tax Benefit” means the Tax effect of any Tax Item that decreases Taxes paid or payable, including any interest with respect thereto or interest that would have been payable but for such item.

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VI.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Foreign Acquisition Agreements, the Assignment Agreement and Bill of Sale, the Foreign Closing Documents and any Sublease Agreements.

“Withdrawal Liability” means any liability to a Multiemployer Plan determined under Part I of Subtitle E of Title IV of ERISA as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are used in Sections 4203 and 4205, respectively, of ERISA.

“Working Capital” means, as of any time, the net working capital of the Purchased Assets (including the Purchased Entities and Purchased Consolidated Ventures) and Assumed Liabilities as of such time, calculated by subtracting (a) the sum of the amounts as of such time for the current Liability line items and the general ledger accounts shown on the Sample Closing Statement for the Business, from (b) the sum of the amounts as of such time for the current asset line items and general ledger accounts shown on the Sample Closing Statement for the Business, in each case determined in accordance with the Transaction Accounting Principles; provided, that in no event shall Working Capital include (i) any amount included within the definition of Cash Amounts, Funded Debt, Restricted Cash, Pension Underfunding Amount, Net Pension Underfunding Amount or Closing Retention Amount or (ii) any asset or Liability (in each case, current or deferred) in respect of income Taxes. The parties hereto agree that, except as otherwise set forth in the Transaction Accounting Principles, any amount included within the definition of

Working Capital shall be adjusted, if necessary, to include amounts to the extent that they constitute a Purchased Asset or Assumed Liability, and to exclude amounts to the extent they constitute an Excluded Asset or Retained Liability.

Section 1.2 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

338 Election	6.10(a)
Acceptance Notice	2.14
Acquiring Party	5.16(d)
Acquisition Transaction	5.18
Affiliated Account-Level Supplier Contracts	2.4(b)
Agreement	Preamble
Alignment Fee Agreement	5.19
Allocation	2.10
Allocation Schedule	2.10
Annual Bonus Schedule	5.7(i)
Antitrust Laws	3.4
Approvals	2.11(a)
Assignment Agreement and Bill of Sale	2.8(a)(v)
Assumed Contracts	2.4(b)
Assumed Liabilities	2.6
B2B Arrangement	5.19
Balance Sheet Date	3.6(a)
Base Purchase Price	2.2
Books and Records	2.4(o)
Business Balance Sheet	3.6(a)
Business Confidential Information	5.3(b)
Business Financial Statements	3.6(a)
Business Intellectual Property	2.4(d)
Business Intellectual Property License	5.16(a)
Business Leases	5.22(a)
Business Multiemployer Plans	3.15(g)
Business Permits	3.12(b)
Cap	9.2(b)(ii)
Closing	2.3
Closing Date	2.3
Closing Restricted Cash Balances	5.24
Closing Retention Amount	5.7(o)(i)
Closing Statement	2.9(b)
Combined Tax Return	6.4(a)
Company Representatives	3.22(a)
Competing Business	5.14(c)(ii)
Confidentiality Agreement	5.3(a)
Consultation Process	2.14

Continuing Intercompany Accounts	5.6
Counterparty Marks	5.9(a)
Covered Person	5.14(b)
Credit Enhancements	3.18
Current Business Employee	5.2(b)(i)
Customer Locations	2.4(e)
De Minimis Amount	9.2(b)(i)
Deductible	9.2(b)(i)
Dispute Notice	2.9(d)
Dispute Resolution Period	2.9(d)
Effective Time	5.6
Estimated Adjustment Amount	2.9(b)
Estimated Closing Cash Amounts	2.9(b)
Estimated Closing Funded Debt	2.9(b)
Excluded Assets	2.5
Excluded Customer Contracts	2.5(e)
Final Purchase Price	2.9(j)
Foreign Acquisition Agreements	2.12
Foreign Closing Documents	2.8(a)(vi)
French Assets	2.14
French Interests	2.14
French Offer Letter	2.14
French Purchase Price	2.14
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Independent Accounting Firm	2.9(d)
Intercompany Accounts	5.6
Intercompany Arrangements	5.6
Lease Determination Period	5.22(a)
Material Contracts	3.11(a)
MEP Employee	5.7(m)(i)
New UK Plan	5.7(k)(v)
Non-Regulatory Approvals	2.11(b)
OFAC	3.22(c)
Outside Date	8.1(d)
Pension Accounting Report	2.9(i)
Post-Closing Adjusted Purchase Price	2.9(f)
Post-Closing Statement	2.9(c)
Pre-Closing Assumed Affiliated Account Service Agreement	5.6
Pre-Closing Reorganization	5.13
Pre-Closing Separate Tax Return	6.4(a)
Prorated Bonus Amount	5.7(i)
Purchased Assets	2.4
Purchased Consolidated Companies	2.4(a)
Purchased Consolidated Company Interests	2.4(a)
Purchased Consolidated Venture	2.4(a)

Purchased Consolidated Venture Interests	2.4(a)
Purchased Customer Contracts	2.4(b)
Purchased Entity Shares	2.4(a)
Purchased Entity(ies)	2.4(a)
Purchased Non-Consolidated Venture	2.4(a)
Purchased Non-Consolidated Venture Interests	2.4(a)
Purchased Venture Governing Documents	3.2(c)
Purchased Venture Interests	2.4(a)
Purchased Ventures	2.4(a)
Purchaser	Preamble
Purchaser 401(k) Plan	5.7(g)
Purchaser Field of Use	5.16(b)
Purchaser FSA Plan	5.7(e)
Purchaser Indemnified Parties	9.2(a)
Purchaser Material Adverse Effect	4.1
Purchaser Substitute Retention Arrangement	5.7(o)(ii)
Purchaser Tax Indemnified Parties	6.1
Purchaser’s Actuary	2.9(i)
Purchaser’s Allocation Notice	2.10
Retained Intellectual Property	5.16(b)
Retained Intellectual Property License	5.16(b)
Retained Lease	5.22(a)
Retained Liabilities	2.7
Retention Program	5.7(o)(i)
Retention Schedule	5.7(o)(i)
Sample Closing Statement	2.9(a)
Securities Act	4.7
Seller	Preamble
Seller 401(k) Plans	5.7(g)
Seller Businesses	5.16(a)
Seller Field of Use	5.16(a)
Seller FSA Plan	5.7(e)
Seller Indemnified Parties	9.3(a)
Seller Tax Indemnified Parties	6.2
Seller’s Allocation	2.10
Separation Work	5.23
Shared Facility	5.22(b)
Shared Space	5.22(c)
Specially Designated National or Blocked Person	3.22(c)
Specified Business Multiemployer Plans	5.7(m)(iv)
Specified Intellectual Property	5.16(b)
Specified Intellectual Property License	5.16(c)
Specified Intellectual Property License Period	5.16(c)
Straddle Period Separate Tax Return	6.4(b)
Sublease Agreement	5.22(b)
Subsequent Loss	6.5(d)

Tax Group	3.14(a)
Third Party Claim	9.4(a)
Third-Party Account-Level Supplier Contracts	2.4(b)
To-Be-Terminated Intercompany Arrangements	5.6
Transaction	Preamble
Transaction Accounting Principles	2.9(a)
Transfer Taxes	6.12
Transferred Business Employee	5.7(a)
Transferred FSA Balances	5.7(e)
Transferred International Business Employees	5.7(k)
Transferred Lease	5.22(a)
Transferred Permits	2.4(j)
Transition Period	5.9(a)
Transition Services Agreement	2.8(a)(iii)
U.S. Sanctions	3.22(c)
WARN Act	3.15(n)
WARN List	5.7(l)

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Seller and the other Seller Entities, all of Seller’s and the other Seller Entities’ right, title and interest in and to the Purchased Assets.

Section 2.2 Purchase Price. In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall: (i) pay to Seller an aggregate of One Billion Four Hundred Seventy Five Million Dollars ($1,475,000,000) in cash (the “Base Purchase Price”), as adjusted in accordance with Section 2.9, which amount shall be paid by Purchaser in full subject to Section 2.13; and (ii) assume the Assumed Liabilities.

Section 2.3 Closing Date. The closing of the Transaction (the “Closing”) shall take place at 9:00 a.m. New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the first Business Day of the month following the date on which the last of the conditions set forth in Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof) or at such other place, time and date as may be agreed between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” For purposes of determining the ownership of the Business on the Closing Date, Seller and Purchaser agree that the Closing shall be deemed effective at 12:01 a.m., New York City Time, on the Closing Date, with Seller owning the Purchased Assets and Assumed Liabilities for the entire calendar day immediately preceding the Closing Date and Purchaser owning the Purchased Assets and Assumed Liabilities for the Closing Date in its entirety.

Section 2.4 Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from the Seller Entities, all of the Seller Entities’ right, title and interest as of the Closing in, to and under the following (collectively, the “Purchased Assets”):

(a) (i) One hundred percent (100%) of the equity interest (the “Purchased Entity Shares”) in the entities listed on Section 2.4(a)(i) of the Seller Disclosure Schedules (each, a “Purchased Entity”, and, collectively, the “Purchased Entities”); (ii) the issued and outstanding equity interests held by the Seller Entities or any other Affiliate of Seller (the “Purchased Consolidated Venture Interests” and together with the Purchased Entity Shares, the “Purchased Consolidated Company Interests”), in each of the entities listed on Section 2.4(a)(ii) of the Seller Disclosure Schedules (each, a “Purchased Consolidated Venture” and with the Purchased Entities, the “Purchased Consolidated Companies”); and (iii) the issued and outstanding equity interests held by the Seller Entities or any other Affiliate of Seller (the “Purchased Non-Consolidated Venture Interests,” and together with the Purchased Consolidated Venture Interests, the “Purchased Venture Interests”) in each of the entities listed on Section 2.4(a)(iii) of the Seller Disclosure Schedules (each, a “Purchased Non-Consolidated Venture,” and together with the Purchased Consolidated Ventures, the “Purchased Ventures”);

(b) Other than as set forth on Section 2.5(e) of the Seller Disclosure Schedules, (i) all Contracts entered into by Seller, any Purchased Entity or any of their respective Affiliates, on the one hand, and any customer of the Business, on the other hand, for the provision of services by the Business to such customer (together with any amendments, supplements, exhibits and annexes thereto, the “Purchased Customer Contracts”), including each Contract set forth on Section 2.4(b)(i)-1 of the Seller Disclosure Schedules and each Contract set forth on Section 2.4(b)(i)-2 of the Seller Disclosure Schedules, (ii) all Contracts entered into by Seller, any Purchased Entity or any of their respective Affiliates on behalf of the Business, on the one hand, and any third-party supplier or service provider that is not an Affiliate of Seller, on the other hand, for the provision of services by such third-party supplier or service provider to the Business or to the customer on behalf of the Business in connection with the performance of any Purchased Customer Contract (together with any amendments, supplements, exhibits and annexes thereto, the “Third-Party Account-Level Supplier Contracts”), including each Contract set forth on Section 2.4(b)(ii) of the Seller Disclosure Schedules, (iii) all Contracts entered into by Seller, any Purchased Entity or any of their respective Affiliates on behalf of the Business, on the one hand, and either (A) any Affiliate of Seller on behalf of any JCI Retained Business, on the other hand or (B) any of the Brookfield JVs or their Affiliates, on the other hand, in each case for the provision of goods or services by such JCI Retained Business or such Brookfield JV (or its Affiliate), as applicable, to the Business or to the customer on behalf of the Business in connection with the performance of any Purchased Customer Contract (the “Affiliated Account-Level Supplier Contracts”), in each case (x) to the extent set forth on Section 2.4(b)(iii) of the Seller Disclosure Schedules or (y) if not set forth on Section 2.4(b)(iii) of the Seller Disclosure Schedules, to the extent such Affiliated-Account Level Supplier Contract constitutes a purchase order on terms no less favorable to the Business than arms’ length market terms would be, containing a purchase requirement for the Business to purchase during the twelve (12)-month period immediately following, or pursuant to which the Business has purchased during the twelve (12)-month period immediately preceding, the date hereof, in each case, in the aggregate, no more than $500,000 of goods and/or services, (iv) any Pre-Closing Assumed Affiliated Account Service Agreement, and (v) all other Contracts (other than Intercompany Arrangements, Equipment Leases, Transferred Leases, the governing documents with respect to the Purchased Entities and the Purchased Ventures and the licenses and agreements included in the Business Intellectual Property), which are primarily related to, or primarily used in, the Business which are entered into by Seller, any Purchased Entity or any of their respective Affiliates on behalf of the Business, on the one hand, and any third-party supplier or service provider that is not an Affiliate of Seller, on the other hand (collectively, such Contracts as described in this clause (b) the “Assumed Contracts”);

(c) The leasehold interests of Seller, any Purchased Company and each of their respective Affiliates in all Transferred Leases, including (x) any prepaid rent, security deposits and options to purchase in connection therewith and (y) the right, title or interest in and to any fixtures, structures or improvements appurtenant to, or located on, such real property;

(d) (i) Sequentra (and all Intellectual Property related thereto), (ii) the GWS Name and GWS Marks and (iii) all other Intellectual Property owned by or licensed to Seller, any Purchased Entity or any of their respective Affiliates that are primarily related to, or primarily used in, the Business, including such Intellectual Property listed in Section 2.4(d)(iii) of the Seller Disclosure Schedules (clauses (i), (ii) and (iii), collectively, the “Business Intellectual Property”);

(e) All Tangible Personal Property and interests therein, including all the equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property owned, leased or licensed by Seller, a Purchased Entity or any of their respective Affiliates, and primarily related to, or primarily used in, the Business, including (i) any and all Tangible Personal Property located on the premises of the customer locations serviced under the Purchased Customer Contracts (the “Customer Locations”) used or held for use pursuant to such Purchased Customer Contracts, or on the premises of the Transferred Leases and (ii) the Tangible Personal Property listed in Section 2.4(e)(ii) of the Seller Disclosure Schedules;

(f) Any and all trade receivables (whether current or non-current) and other accounts receivable of the Business as of immediately prior to the Closing or arising out of the Assumed Contracts;

(g) Any and all prepaid expenses and security deposits (i) primarily related to, or primarily used in, the Business as of immediately prior to the Closing or (ii) arising out of the Assumed Contracts, Transferred Leases and Equipment Leases;

(h) Any and all supplies and other inventories primarily related to, or primarily used in, the Business, including any such supplies and other inventories located at the Customer Locations;

(i) Any and all goodwill, if any, in each case primarily related to or associated with the Business;

(j) All Business Permits primarily related to, or primarily used in, the Business (the “Transferred Permits”), including those listed on Section 2.4(j) of the Seller Disclosure Schedules;

(k) All Purchased Company Benefit Plans, including any and all assets, trust agreements or any other funding Contracts related to the Purchased Company Benefit Plans;

(l) Except as set forth in Section 2.5(k), any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) at any time arising out of or related to the Purchased Assets or Assumed Liabilities or otherwise primarily related to the Business (including all rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors in favor of Seller, a Purchased Entity or any of their respective Affiliates in relation to any of the Purchased Assets or otherwise primarily related to Business), and the right to retain all proceeds and monies therefrom;

(m) All rights to insurance pursuant to Section 5.10 and all insurance proceeds actually received (without deduction for any payments Seller or its Affiliates is obligated to make to a third-party insurer in connection with self-insurance or co-insurance from Seller or its Affiliates, other than the deductible of the Business as of the date of this Agreement) from third parties by Seller or any of its Affiliates under any insurance policy written prior to the Closing with respect to (A) the Purchased Assets prior to the Closing (other than such proceeds to the extent used to purchase replacement assets that are included in the Purchased Assets) or (B) any Assumed Liabilities;

(n) Any refund or credit of Taxes to the extent included as an asset in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d));

(o) (i) Sole ownership of all copies and originals of any and all documents, instruments, papers, books, records (other than Tax Returns and other books and records related to Taxes (other than Tax Returns and other books and records related to Taxes of the Purchased Companies)), books of account, personnel records, files and data (including customer and supplier lists, and repair and performance records), catalogs, brochures, sales literature, promotional materials, certificates and other documents, in any form or media (including print, electronic and digital) (“Books and Records”), to the extent exclusively used in or exclusively relating to the Business and (ii) a non-exclusive right to use, and a copy in a mutually agreed format of, all other Books and Records to the extent related to or used in the Business, in each case in the possession of Seller, any Purchased Entity or any other Seller Entity, other than personnel and employment records for employees and former employees who are not Business Employees; provided, that, with respect to any such Books and Records that are Purchased Assets pursuant to clause (o)(i), the Seller Entities shall be permitted to keep (A) one (1) copy of such Books and Records solely to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, (B) copies of such Books and Records to the extent related to any Excluded Assets and (C) such Books and Records in the form of so-called “back-up” electronic tapes in the ordinary course of business;

(p) All Restricted Cash and Cash Amounts of the Purchased Companies as of 11:59 p.m. on the Business Day immediately preceding the Closing Date; and

(q) All other assets, properties, Contracts and claims of every kind and description, wherever located, real, personal or mixed, tangible or intangible, whether owned, leased or licensed, that are primarily used, or held primarily for use, in the operation of the Business, other than any asset of the type or character described in Section 2.4(a) through (p).

Section 2.5 Excluded Assets. Notwithstanding anything to the contrary contained herein, Purchaser expressly understands and agrees that all assets and properties of the Seller Entities that do not constitute Purchased Assets (the “Excluded Assets”) shall be retained by the Seller Entities and their Affiliates (other than the Purchased Companies), and Purchaser shall not acquire the Seller Entities’ right, title and interest in such Excluded Assets, including such right, title and interest in the following:

(a) Any and all Restricted Cash and Cash Amounts (other than any Restricted Cash and Cash Amounts of the Purchased Companies as of 11:59 p.m. on the Business Day immediately preceding the Closing Date);

(b) Any and all equity interests in any Affiliate of Seller (other than the Purchased Companies);

(c) All Seller Benefit Plans, including any and all assets, trust agreements or any other funding Contracts related to the Seller Benefit Plans;

(d) Any and all Intellectual Property owned by the Seller Entities or licensed to Seller or any other Seller Entity that (i) is not set forth in Section 2.4(d)(iii) of the Seller Disclosure Schedules and (ii) is primarily related to, or primarily used in, the JCI Retained Business;

(e) Any and all Contracts that (i) are not set forth in Section 2.4(b) of the Seller Disclosure Schedules and (ii) are primarily related to, or primarily used in, the JCI Retained Business, including the Contracts of the Specified BE Businesses listed in Section 2.5(e) of the Seller Disclosure Schedules (the Contracts set forth on Section 2.5(e) of the Seller Disclosure Schedules, together with any amendments, supplements, exhibits and annexes thereto, the “Excluded Customer Contracts”);

(f) The leasehold interests of Seller, any Purchased Company and each of their respective Affiliates in all Retained Leases, including (x) any prepaid rent, security deposits and options to purchase in connection therewith and (y) the right, title or interest in and to any fixtures, structures or improvements appurtenant to, or located on, such real property;

(g) Any and all refunds or credits of or against Excluded Business Taxes (except to the extent included as an asset in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d)));

(h) Other than the Books and Records specified in Section 2.4(o), any and all Books and Records (including any and all Tax Returns and other books and records related to Taxes paid or payable by Seller, the Seller Entities or any of their respective Affiliates (other than the Purchased Companies));

(i) Subject to Section 5.10 and other than insurance proceeds specified in Section 2.4(m), any and all current and prior insurance policies and all rights of any nature with respect thereto, including all rights to insurance recoveries insurance proceeds received or receivable thereunder and to assert claims with respect to any such insurance recoveries, in each case whether arising prior to, on or after the Closing;

(j) Any and all Business Permits that are (i) not set forth in Section 2.4(j) of the Seller Disclosure Schedules and (ii) primarily related to, or primarily used in, the JCI Retained Business;

(k) Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) at any time arising out of the Excluded Assets or Retained Liabilities or primarily related to the JCI Retained Business (including all rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors in favor of Seller, a Purchased Entity or any other Seller Entity in relation to any of the Excluded Assets or otherwise primarily related to the JCI Retained Business), and the right to retain all proceeds and monies therefrom; and

(l) Any and all equity interests in, and any and all assets, properties, rights and Contracts owned by, the Brookfield JVs.

The Parties acknowledge and agree that neither Purchaser nor any of its Subsidiaries (including, at or after the Closing, any Purchased Companies) will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets.

Section 2.6 Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and hereby agrees to pay, discharge or perform any and all of the following Liabilities of Seller, its Affiliates and/or the Purchased Companies, in each case, other than Excluded Business Taxes that are not included as a liability in the calculation of Closing Date Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d)) (the “Assumed Liabilities”):

(a) Except as set forth on Section 2.7(n), any and all Liabilities relating to or arising out of the Assumed Contracts, in each case, whether accruing prior to, on or after the Closing;

(b) Any and all Liabilities for (i) Taxes (other than Taxes imposed on the Purchased Companies and Transfer Taxes) imposed with respect to, arising out of or relating to the Purchased Assets, the Assumed Liabilities or the Business for a Post-Closing Period, and (ii) Excluded Business Taxes to the extent included as a liability in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d));

(c) Any and all Liabilities (i) in respect of Transferred Business Employees except to the extent (A) that those Liabilities arise under a Seller Benefit Plan and have not been expressly assumed by Purchaser pursuant to Section 5.7, or (B) otherwise expressly excluded pursuant to Section 5.7, or (ii) set forth on Section 3.5 of the Seller Disclosure Schedules in respect of current or former employees of the Business, in each case, whether accruing prior to, on or after the Closing;

(d) The Indebtedness of the Purchased Companies set forth on Section 2.6(d) of the Seller Disclosure Schedules and the Continuing Intercompany Accounts, in each case, whether accruing prior to, on or after the Closing;

(e) Any and all Liabilities relating to or arising out of the Purchased Company Benefit Plans set forth on Section 3.15(a) of the Seller Disclosure Schedule (other than (x) any Purchased Company Benefit Plan set forth in Section 2.7(g) of the Seller Disclosure Schedules or (y) any Liability that is as expressly excluded pursuant to Section 5.7), in each case, whether accruing prior to, on or after the Closing; and

(f) Any and all Liabilities of a type and character not otherwise described in clauses (a) through (f) of this Section 2.6 which are primarily relating to or primarily arising out of the Purchased Assets or the Business, in each case, whether accruing prior to, on or after the Closing, to the extent such Liabilities (i) are not otherwise relating to or arising out of (A) Contracts, (B) the environment or natural resources, human health and safety or Hazardous Materials, (C) Taxes, (D) Business Employees or former employees of the Business, (E) Indebtedness or (F) Benefit Plans, and (ii) are not Retained Liabilities.

Section 2.7 Retained Liabilities. Notwithstanding anything herein to the contrary, at the Closing, Seller and its Affiliates shall retain and shall expressly agree to pay or otherwise perform or otherwise discharge and be responsible for all Liabilities of the Seller Entities and/or Purchased Companies that do not constitute Assumed Liabilities (collectively, the “Retained Liabilities”), including the following:

(a) Except as set forth in Section 2.6(d) of the Seller Disclosure Schedules, any Indebtedness;

(b) Liabilities for which any Seller Entity (other than the Purchased Companies) expressly has responsibility pursuant to this Agreement;

(c) Any and all Liabilities to the extent arising out of or related to the environment or natural resources, human health and safety or Hazardous Materials;

(d) Liabilities to the extent arising out of or related to the Excluded Assets;

(e) Except as expressly set forth in Section 5.7, Liabilities arising under any Seller Benefit Plan;

(f) Liabilities with respect to any Transferred Business Employees to the extent that such Liabilities are retained pursuant to Section 5.7;

(g) Any and all Liabilities with respect to any former employee of the Business or any current or former employee of Seller or any of its Affiliates who is not a Transferred Business Employee (including under any Purchased Company Benefit Plan), other than (x) those Liabilities expressly assumed in Section 2.6(c)(ii) and Section 2.6(e) or (y) as expressly set forth on Section 2.7(g) of the Seller Disclosure Schedule;

(h) Liabilities for Excluded Business Taxes (except to the extent included as a liability in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d));

(i) Any Liabilities (other than Liabilities in respect of Taxes) pursuant to Intercompany Accounts (other than the Continuing Intercompany Accounts) and the To-Be-Terminated Intercompany Arrangements that are not settled and/or terminated, as applicable, pursuant to Section 5.6;

(j) Except as otherwise provided for herein, any costs or expenses of brokers, finders, counsel, financial advisors, accountants, consultants and other professional advisors incurred by Seller or any of its Affiliates or any Purchased Venture or Purchased Entity in connection with this Agreement or the transactions contemplated hereby;

(k) Any and all Liabilities (i) of the Brookfield JVs and their respective Subsidiaries or (ii) arising out of Seller’s and its Subsidiaries’ sale of their equity interests in the Brookfield JVs, including any such Liabilities arising under the Brookfield JV Purchase Agreements and any other agreement entered into in connection with the transactions contemplated by the Brookfield JV Purchase Agreements;

(l) Any and all Liabilities to the extent related to or arising out of the JCI Retained Business or the Excluded Business Contracts;

(m) Any and all Pre-Closing Restructuring Liabilities;

(n) Any and all Liabilities to the extent related to or arising out of, or losses in connection with work performed pursuant to, (i) the Contracts set forth on Section 2.4(b)(i)-2 of the Seller Disclosure Schedules or (ii) the Local 68 Operating Engineers Union Pension Fund defined benefit plan to the extent arising from the work performed pursuant to the Contracts set forth on Section 2.4(b)(i)-2 of the Seller Disclosure Schedules, other than those Liabilities or losses in respect of which Purchaser has received payment from the counterparty under such Contract; and

(o) Any and all Liabilities to the extent related to or arising out of the matters set forth on Section 2.7(n) of the Seller Disclosure Schedules.

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Subsidiaries will assume or retain (or be deemed to assume or retain) any Retained Liabilities pursuant to this Agreement or any Transaction Documents. Prior to the Closing Date, Seller shall, or shall cause an Affiliate of Seller other than any Purchased Entity or Purchased Venture, to assume all Retained Liabilities of all Purchased Entities and Purchased Ventures, and on a timely basis Seller shall pay, satisfy and discharge (or cause to be paid, satisfied and discharged) all such Retained Liabilities.

Section 2.8 Closing Deliveries. (a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or one or more other Seller Entities designated by Seller) the following:

(i) Payment in immediately available funds of an amount equal to the Closing Purchase Price, by wire transfer(s) to one or more bank accounts designated in writing by Seller and in U.S. dollars, except as expressly provided for in this Agreement, which amount, subject to Section 2.13, shall be paid in full;

(ii) the certificate to be delivered pursuant to Section 7.3(c);

(iii) a counterpart of the Transition Services Agreement attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Purchaser;

(iv) a receipt for the Purchased Entity Shares and Purchased Venture Interests, duly executed by Purchaser;

(v) to the extent any Purchased Asset or Assumed Liability is not held by a Purchased Company, a counterpart of the Assignment and Assumption Agreement and Bill of Sale for the Purchased Assets (other than the Purchased Entity Shares and the Purchased Venture Interests) and the Assumed Liabilities, by and between the applicable Seller Entities and Purchaser, attached as Exhibit B hereto (the “Assignment Agreement and Bill of Sale”), duly executed by Purchaser; and

(vi) with respect to jurisdictions outside the United States in which the Purchased Assets or Assumed Liabilities are located, such bills of sale, share transfer deeds, stock powers, certificates of title, deeds, assignments and other agreements or instruments of transfer (in a form that is reasonably acceptable to Purchaser, consistent with the terms and conditions of this Agreement and otherwise customary in such jurisdictions) as and to the extent necessary to effect the transfer of the Purchased Assets or the assumption of the Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”), in each case duly executed by Purchaser, to the extent applicable.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 7.2(c);

(ii) a counterpart of the Transition Services Agreement duly executed by each Seller Entity named as a party thereto;

(iii) certificates evidencing the Purchased Entity Shares and Purchased Venture Interests, to the extent that such Purchased Entity Shares and Purchased Venture Interests are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent such Purchased Entity Shares and Purchased Venture Interests are not in certificated form, other evidence of ownership or assignment;

(iv) a counterpart of the Assignment Agreement and Bill of Sale duly executed by each Seller Entity named as a party thereto;

(v) a counterpart of the Foreign Closing Documents duly executed by each Seller Entity named as a party thereto, to the extent applicable;

(vi) a duly executed certificate of non-foreign status from (A) Seller and (B) each Seller Entity (other than Seller) that is a United States Person, within the meaning of Section 7701(a)(30) of the Code, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B);

(vii) except to the extent requested by Purchaser, resignations of the directors, or in the case of entities that have one or more managers in lieu of a board of directors, the resignation of such manager(s), and other officers of the Purchased Companies (to the extent appointed by Seller or its Affiliates), effective upon the Closing;

(viii) the organizational books and records of each of the Purchased Companies, including for each, the corporate minute book, stock ledger book, corporate charters and minutes (or equivalent under applicable Law) of each Purchased Company, in each case, with respect to Purchased Ventures, solely to the extent in the possession of Seller or its Affiliates;

(ix) a counterpart to the Second Amendment to Master Services Agreement in the form set forth on Exhibit C hereto (together with the Master Services Agreement and the first amendment thereto, the “Master Services Agreement”), duly executed by the applicable Affiliates of Seller and the applicable Purchased Company as set forth therein; and

(x) possession or control of the physical or tangible items included in the Purchased Assets that are not already in the possession or control of a Purchased Company (it being understood that Seller and its Affiliates shall not be required to relocate any such items in connection herewith).

Section 2.9 Adjustment to Base Purchase Price. (a) Section 2.9 of the Seller Disclosure Schedules sets forth a calculation of the Working Capital, the Cash Amounts and the Funded Debt of the Purchased Entities and Purchased Consolidated Ventures, in each case, as of the Balance Sheet Date (the “Sample Closing Statement”), including the classification of asset and liability line items and general ledger accounts. The Sample Closing Statement has been prepared (i) in accordance with GAAP, (ii) consistent with the accounting principles, practices, methodologies and policies that were employed in preparing the Business Financial Statements and (iii) as modified by the accounting principles set forth on Section 2.9 of the Seller Disclosure Schedules (the principles, practices, methodologies and policies set forth in clauses (i) through (iii), collectively, the “Transaction Accounting Principles”).

(b) At least five (5) Business Days prior to the anticipated Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good-faith estimate of (i) the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”), (ii) the Closing Cash Amounts (such estimate, the “Estimated Closing Cash Amounts”), and (iii) the Closing Funded Debt (such estimate, the “Estimated Closing Funded Debt”). The Closing Statement shall set forth the calculations of such amounts in a manner consistent with the Sample Closing Statement and be prepared in accordance with the Transaction Accounting Principles, including the use of the same line items and line item entries, set forth on and used in the preparation of the Sample Closing Statement; provided that assets newly acquired and liabilities newly incurred following the date of the Sample Closing Statement that cannot be appropriately placed in line items previously used by Seller, but that constitute Purchased Assets or Assumed Liabilities, will also be included to the extent consistent with the Transaction Accounting Principles. In the event that, no fewer than two (2) Business Days prior to the anticipated Closing Date, Purchaser notifies Seller of any errors that Purchaser believes are contained in such Estimated Adjustment Amount, Estimated Closing Cash Amounts and/or Estimated Closing Funded Debt, Seller shall in good faith consider Purchaser’s comments relating to such errors and, if Seller agrees that there are errors, make amendments to such Estimated Adjustment Amount, Estimated Closing Cash Amounts and/or Estimated Closing Funded Debt to correct such errors. Subject to any such adjustments, the Estimated Adjustment Amount, the Estimated Closing Cash Amount and/or the Estimated Closing Funded Debt shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller at the Closing.

(c) As promptly as reasonably possible and in any event within sixty (60) days after the Closing Date, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt. The Post-Closing Statement shall set forth in reasonable detail the Purchaser’s calculations of such amounts in the same format as, and in a manner consistent with, the Sample Closing Statement and shall be prepared in accordance with the Transaction Accounting Principles.

(d) Within forty-five (45) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, that if Seller does not deliver any Dispute Notice to Purchaser within such forty-five (45) day period, the Post-Closing Statement will be final, conclusive and binding on the parties hereto. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes and (ii) the proposed amount of such item; provided, that Seller may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are inconsistent with the Transaction Accounting Principles. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, Deloitte LLP or, if Deloitte LLP is unavailable or conflicted, another nationally recognized major accounting firm selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute; provided, that, if Seller and Purchaser are unable to agree on the Independent Accounting Firm, then each of Seller and Purchaser shall select a nationally recognized major accounting firm, and the two (2) firms will mutually select a third nationally recognized major accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a written presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (it being understood that the content of each such presentation shall be limited to whether the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt were properly calculated in accordance with the Transaction Accounting Principles, the proposed resolution of each disputed issue by such party and reasonable supporting detail for the foregoing). Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any disputed determinations of the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt were properly calculated in accordance with the Transaction Accounting Principles. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller and Purchaser in proportion to the allocation of the dollar value of the amounts in dispute between Seller and Purchaser resolved by the Independent Accounting Firm, such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and, all determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto. The parties hereto agree that any adjustment as determined pursuant to this Section 2.9(d) shall be treated as an adjustment to the Final Purchase Price, except as otherwise required by Law.

(e) For purposes of complying with the terms set forth in this Section 2.9, each of Seller and Purchaser shall reasonably cooperate with and promptly make available to each other and their respective Representatives all information, records, data and working papers, in each case to the extent related to the Purchased Assets, Assumed Liabilities, Business, Purchased Entities or Purchased Consolidated Ventures, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder.

(f) The “Post-Closing Adjusted Purchase Price” shall mean the Base Purchase Price, plus (i) the Closing Cash Amounts, plus (ii) the Adjustment Amount (which may be a positive or negative number), minus (iii) the Closing Funded Debt, in each case of clauses (i), (ii) and (iii), as finally determined pursuant to Sections 2.9(c) and 2.9(d), minus (iv) the Estimated Net Pension Underfunding Amount, minus (v) the Closing Retention Amount.

(g) If the Closing Purchase Price shall exceed the Post-Closing Adjusted Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller; or if the Post-Closing Adjusted Purchase Price shall exceed the Closing Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount, Closing Cash Amounts and Closing Funded Debt are finally determined pursuant to this Section 2.9, except as expressly provided for in this Agreement, and any amounts owing pursuant to this Section 2.9(g) shall be paid in full.

(h) Promptly following the later of the Closing Date and September 30, 2015, Purchaser and Seller shall jointly engage the Applicable Actuary for each Purchased Company

Benefit Plan that is a defined benefit plan and jointly instruct the Applicable Actuary to calculate the Pension Underfunding Amount for each such Purchased Company Benefit Plan. Each of Seller and Purchaser may provide to the Applicable Actuaries all information and material relevant to make such calculations and shall provide any other information reasonably requested by the Applicable Actuaries to make such calculations. Seller and Purchaser agree that neither party shall attempt to unilaterally influence or provide unilateral instructions to the Applicable Actuaries, and that the costs and expenses of each Applicable Actuary shall be borne equally by Seller and Purchaser.

(i) Following the engagement of the Applicable Actuaries pursuant to Section 2.9(h), Purchaser and Seller shall instruct each Applicable Actuary to deliver to Seller and Purchaser a complete copy of such Applicable Actuary’s determination of the Pension Underfunding Amount for each applicable Purchased Company Benefit Plan and the relevant information used to arrive at such determination, including participant census data, actuarial assumptions and methodologies (each such determination, a “Pension Accounting Report”). Purchaser may submit any Pension Account Report prepared by the Seller’s Actuary to an actuary selected by Purchaser (the “Purchaser’s Actuary”) for verification. The Purchaser shall pay the cost of the Purchaser’s Actuary. In the event that the Purchaser’s Actuary makes a determination of a Pension Underfunding Amount for an applicable Purchased Company Benefit Plan that is different than the determination made by the Seller’s Actuary, then Purchaser and Seller shall instruct the Seller’s Actuary and the Purchaser’s Actuary to use good-faith efforts to reconcile any difference in their calculations and to arrive at one determination of a Pension Underfunding Amount for such Purchased Company Benefit Plan. If, following such good-faith efforts, the Purchaser’s Actuary and Seller’s Actuary continue to have a different determination of a Pension Underfunding Amount for an applicable Purchased Company Benefit Plan, then: (A) if the difference between Purchaser Actuary’s determination and Seller Actuary’s determination is five percent (5%) or less of Seller Actuary’s determination, then the Pension Underfunding Amount for such Purchased Company Benefit Plan shall be the average of the Seller Actuary’s determination and the Purchaser Actuary’s determination; and (B) if the difference between Purchaser Actuary’s determination and Seller Actuary’s determination is more than five percent (5%) of Seller Actuary’s determination, then Seller’s Actuary and the Purchaser’s Actuary shall jointly designate a third independent actuary whose determination shall be final and binding, but such third independent actuary’s determination shall not be greater than Seller Actuary’s determination or less than Purchaser Actuary’s determination. Seller and Purchaser shall each pay one-half the costs of such third actuary. Following the final determination of the Pension Underfunding Amount for each applicable Purchased Company Benefit Plan, Seller and Purchaser shall jointly calculate the Net Pension Underfunding Amount.

(j) The “Final Purchase Price” shall mean the Base Purchase Price, plus (i) the Closing Cash Amounts, plus (ii) the Adjustment Amount (which may be a positive or negative number), minus (iii) the Closing Funded Debt, in each case of clauses (i), (ii) (iii), as finally determined pursuant to Sections 2.9(c) and 2.9(d), minus (iv) the Net Pension Underfunding Amount, as finally determined pursuant to Section 2.9(i) (which may be a positive number if net underfunded or negative number if net overfunded), minus (v) the Closing Retention Amount.

(k) If the Post-Closing Adjusted Purchase Price shall exceed Final Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller; or if the Final Purchase Price shall exceed the Post-Closing Adjusted Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Final Purchase Price is determined pursuant to this Section 2.9, except as expressly provided for in this Agreement, and any amounts owing pursuant to this Section 2.9(k) shall be paid in full.

Section 2.10 Purchase Price Allocation. Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Final Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Purchased Assets (including among the Purchased Entity Shares and the Purchased Venture Interests) in accordance with Exhibit D attached hereto (the “Allocation Schedule”). No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.9, Seller shall deliver to Purchaser a proposed allocation of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes to Seller as of the Closing Date determined in a manner consistent with the Allocation Schedule, Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Seller’s Allocation”). If Purchaser disagrees with Seller’s Allocation, Seller may, within thirty (30) days after delivery of Seller’s Allocation, deliver a notice (the “Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. If the Purchaser’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax Purposes. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Allocation Schedule. The allocation, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Allocation”), shall be conclusive and binding on the parties hereto. None of Seller or Purchaser shall (and each shall cause its respective Affiliates not to) take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Section 2.11 Non-Assignment; Consents. (a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset or to assume an Assumed Liability if an attempted sale, assignment, transfer, conveyance or assumption thereof would be prohibited by Law or would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or Permit by, any third party or Governmental Entity (collectively, “Approvals”), (i) constitute a breach or other contravention thereof or (ii) be ineffective, void or voidable, unless and until such Approval is obtained.

(b) Seller and Purchaser shall use commercially reasonable efforts to obtain, or cause to be obtained any Approval (other than Regulatory Approvals, which shall be governed by Section 5.1) (“Non-Regulatory Approvals”) required to sell, assign, transfer or convey any Purchased Asset, or to assume any Assumed Liability, prior to the Closing and, continuing for a period of one (1) year following the Closing Date. If such Approval is not obtained prior to Closing, until the earlier of (x) such time as such Approval or Approvals are obtained and (y) with respect to a Purchased Asset that is a Contract, the expiration of the term of such Contract in accordance with its current term or the execution of a replacement Contract by Purchaser or its Affiliate, then Seller will implement with Purchaser a “passive” nominee arrangement reasonably acceptable to Purchaser and Seller intended to both (x) provide Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets and (y) cause Purchaser, to the fullest extent practicable, to assume and bear the costs of or under such Purchased Assets or Assumed Liabilities from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, Seller will promptly transfer and convey all rights and benefits of such Purchased Asset to Purchaser to the extent permitted, and Purchaser will promptly pay, perform or discharge when due any Liability (other than a Retained Liability) arising thereunder and any such Assumed Liabilities with respect to the Business after the Closing Date. Upon obtaining the relevant Non-Regulatory Approval, Seller shall, and shall cause each applicable Seller Entity to, promptly sell, convey, assign, transfer and deliver to Purchaser such Purchased Asset, and Purchaser shall promptly assume and agree to promptly pay, perform or discharge such Assumed Liability. Seller will, and will cause each Seller Entity to, enforce (at Purchaser’s reasonable direction and expense) the rights granted to Purchaser under this Section 2.11(b) to the extent related to the Business. Notwithstanding anything to the contrary, Seller shall not be required to commence litigation against any customer or take any action that would violate any of Seller’s or its Affiliates’ current policies or procedures.

(c) All reasonable and documented third party legal and administrative fees, and other similar costs and expenses, payable in connection with obtaining Non-Regulatory Approvals prior to Closing shall be borne fifty percent (50%) by Seller and fifty percent (50%) by the Purchaser. Notwithstanding anything herein to the contrary, neither Seller nor Purchaser shall have any obligation under this Agreement or otherwise to pay any consent, approval or waiver “fee”, discount, rebate or any money or other consideration beyond administrative costs, including a de minimis review charge, to any Person or to initiate any claim or proceeding against any Person in order to obtain any Non-Regulatory Approvals.

Section 2.12 Foreign Acquisition Agreements. The transfer of each Purchased Company organized in, or of any other Purchased Assets held as of the Closing by a Seller Entity organized in, the jurisdictions set forth on Section 2.12 of the Seller Disclosure Schedules will be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”) on a country-by-country basis. Each Foreign

Acquisition Agreement for the transfer of Purchased Assets shall be in substantially the same form as the form of Foreign Acquisition Agreement attached as Exhibit E hereto, and each Foreign Acquisition Agreement for the transfer of a Purchased Company shall be in substantially the same form as the form of Foreign Acquisition Agreement attached as Exhibit F hereto, except as Seller and Purchaser may otherwise agree, including for: (i) the deletion of provisions which are inapplicable to such Purchased Company; (ii) such changes as may be necessary to satisfy the requirements of applicable local Law; and (iii) such changes as may be reasonably agreed upon by Seller and Purchaser regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Purchased Company and country; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the applicable Purchased Company and shall not have any significant effect on the value being received by Purchaser or given by the Seller Entities, including the allocation of assets and Liabilities as between them, all of which shall be determined by this Agreement. From and after the date hereof, Purchaser and Seller shall (and shall cause their respective Affiliates to) use reasonable best efforts to satisfy any requirement under applicable Law to inform and consult with employee representatives, trade unions and/or Business Employees prior to the Closing which arise out of the transactions contemplated by to this Agreement. Each of Purchaser and Seller shall provide the other party with such reasonable cooperation as may be necessary, proper or advisable in relation to such information and consultation procedures. Unless otherwise agreed by Purchaser and Seller, the Foreign Acquisition Agreements will be executed and delivered on the Closing Date and the transfer of the assets and the interest set forth therein will be consummated on the Closing Date.

Section 2.13 Tax Withholding. Purchaser and its Affiliates shall be entitled to deduct and withhold from amounts payable hereunder such amounts as are required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment; provided, that, (x) no later than fifteen (15) Business Days prior to making any such deduction or withholding, Purchaser shall provide written notice to Seller of the amounts Purchaser intends to so deduct or withhold (and the basis for such deduction or withholding) and a reasonable opportunity for Seller to provide such forms or other evidence that would eliminate or reduce any such required deduction or withholding and (y) during such fifteen (15) Business Day period, Purchaser shall cooperate in good faith with Seller to eliminate or reduce any such required deduction or withholding; provided, that Purchaser shall not be required to take an action that would subject the Purchaser or any of its Affiliates to material unreimbursed out-of-pocket expenses or have an adverse effect on Purchaser or its Affiliates that is material. To the extent that amounts are deducted and withheld in accordance with this Section 2.13 and remitted to the appropriate Governmental Entity, such amounts (other than payments subject to Section 6.14 (and Section 6.14 shall apply with respect to such payments notwithstanding anything contained in this Section 2.13)) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.14 French Assets and French Interests. The parties acknowledge that, pursuant to articles L.2323-19, L.2323-6 and L.4612-8 of the French Labor Code, the works’ councils and health and safety committees of the French Entities will need to be informed and consulted in advance of any final decisions being taken by the French Entities (the “Consultation Process”) with respect to the proposed purchase and sale of any Purchased Assets located in France or the Purchased Entity Shares or Purchased Venture Interests of any Purchased Entity or Purchased Venture that owns or controls any Purchased Assets located in France (such proposed Purchased Assets, collectively, the “French Assets,” such Purchased Entity Shares and/or Purchased Venture Interests, collectively, the “French Interests”). Notwithstanding anything to the contrary contained in this Agreement, unless and until Seller has executed and delivered to Purchaser the Acceptance Notice (which shall not occur until the end of the Consultation Process), (a) the provisions of this Article II shall not be effective with respect to the French Assets and the French Interests, (b) for the purpose of this Article II the French Assets and the French Interests shall not be considered Purchased Assets, and (c) the Base Purchase Price shall be reduced by the French Purchase Price. On the terms and conditions set forth in the Offer Letter attached as Exhibit G hereto (the “French Offer Letter”), including the price specified therein (the “French Purchase Price”), Purchaser has irrevocably offered to acquire, or to cause its applicable Affiliates to acquire, the French Assets and the French Interests and to have the provisions of this Article II apply to such French Assets and such French Interests following the acceptance by the Seller of the Purchaser’s irrevocable offer as set out in the French Offer Letter (as may be amended by express agreement between the Parties in the event that points arise during the Consultation Process). It is understood that in entering into this Agreement, the Seller is not in any regard bound to accept the Purchaser’s irrevocable offer as set out in the French Offer Letter. Upon delivery to Purchaser of the executed Acceptance Notice attached as Schedule III to the French Offer Letter (the “Acceptance Notice”), this Article II shall be effective with respect to the French Assets and the French Interests and the French Assets and the French Interests shall be included in the Purchased Assets, as though, in each case, they had always been so included, and the Base Purchase Price shall no longer be reduced by the French Purchase Price. It is understood that the Base Purchase Price assumes delivery of the Acceptance Notice and therefore already includes the French Purchase Price. Seller shall cause its relevant Affiliates to, use its reasonable best efforts to comply in all material respects with all appropriate requirements and procedures under French Law in connection with the Consultation Process and convene meetings of the appropriate works council as soon as reasonably practicable with a view to obtaining expeditious delivery of the opinion of the works council. Seller shall or shall procure that its relevant Affiliates keep Purchaser reasonably informed of the status of matters relating to the delivery of the opinion of the works council. Without limiting the generality of the foregoing, Seller shall inform Purchaser in writing as soon as possible (and in any event no later than two (2) business days) after the Consultation Process has been completed. Purchaser shall cooperate and use its reasonable best efforts to assist the relevant Affiliates of the Seller (as set forth in Section 5.1(a)) in effecting the Consultation Process, including providing such information (including information in respect of employee benefit plans which may apply to any French Transferred Business Employees) to, and if required attending such meetings with, the works council, in each case as may be required by applicable Law or as may be reasonably requested by Seller on reasonable notice in connection with the Consultation Process. If required by applicable Law, Seller shall use reasonable best efforts to cause its relevant Affiliate(s) to comply in all material respects with the applicable obligations on the part of an employer pursuant to the Law n° 2014-856 of 31 July 2014 – Loi relative à l’économie sociale et solidaire in relation to mandatory notifications to the employees of such relevant Affiliates of the proposal to sell the shares of the French Purchased Entity and to inform the employees of their right to make an offer in relation to the acquisition of such assets and/or shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on its face to a reader of such disclosure that it also qualifies or applies to such other sections; provided, that, no matter set forth in any section of the Seller Disclosure Schedules shall be deemed to have been disclosed against the representations and warranties set forth in Section 3.7(b) unless the applicability of such disclosure to Section 3.7(b) is obvious on its face to a reader of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1 Organization, Standing and Power. Each of the Seller Entities and each of the Purchased Consolidated Companies is duly organized (where applicable), validly existing and in good standing under the Laws of its jurisdiction of organization. The jurisdiction of organization of each Purchased Consolidated Companies is set forth on Section 3.1 of the Seller Disclosure Schedules. Each of the Seller Entities and the Purchased Consolidated Companies is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to own, lease and operate its respective properties and to carry on its business as presently conducted, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or reasonably be expected to, impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.2 Purchased Companies. (a) All of the Purchased Consolidated Company Interests have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights and collectively constitute all of the issued and outstanding equity interests of the Purchased Consolidated Companies. Except as set forth on Section 2.4(a) of the Seller Disclosure Schedules, the Purchased Consolidated Companies do not, as of the date of this Agreement (and except as contemplated by the Pre-Closing Reorganization, will not as of the Closing), own any equity interest in any other entity other than as set forth on Section 2.4(a) of the Seller Disclosure Schedules. Except for the Purchased Entity Shares, there are no outstanding securities or other similar ownership interests of any class or type of or in any of the Purchased Entities. Except as set forth on Section 3.2(a) of the Seller Disclosure Schedules or in the Purchased Venture Governing Documents, there are no outstanding options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible securities, agreements or commitments of any kind pursuant to which any of the Purchased Consolidated Companies is or may become obligated to (i) issue, transfer, sell or otherwise dispose of any of its securities, or any securities convertible into or exercisable or exchangeable for its securities, or (ii) redeem, purchase or otherwise acquire any outstanding securities of any of the Purchased Consolidated Companies. Except as set forth on Section 3.2(a) of the Seller Disclosure Schedules or in the Purchased Venture Governing Documents, there are no stock appreciation, phantom stock, profit participation or similar rights with respect to Purchased Consolidated Company Interests. The applicable Seller Entities and Purchased Consolidated Companies set forth on Section 3.2(a) of the Seller Disclosure Schedules are, as of the date of this Agreement (and except as contemplated by the Pre-Closing Reorganization, will be as of the Closing), the beneficial and legal owners of the Purchased Consolidated Company Interests, in each case free and clear of all Liens (other than Permitted Liens). Upon the transfer and payment for the Purchased Consolidated Company Interests as contemplated herein, and assuming the receipt of all Approvals required for the transfer, conveyance and assignment of such Purchased Consolidated Company Interests, each applicable Seller Entity will transfer to Purchaser valid title to the Purchased Consolidated Company Interests (other than any Purchased Consolidated Company Interests already held as of the Closing by a Purchased Consolidated Company), free and clear of any Liens (other than Permitted Liens).

(b) Section 3.2(b) of the Seller Disclosure Schedules sets forth the holders of record of all of the outstanding equity interests of each Purchased Non-Consolidated Venture and Seller’s, the Purchased Consolidated Companies’ or their respective Affiliates’ proportional ownership of such Purchased Non-Consolidated Venture. The Purchased Non-Consolidated Venture Interests set forth on Section 3.2(b) of the Seller Disclosure Schedules as being owned by the Seller Entities and the Purchased Consolidated Companies have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights and collectively constitute all of the issued and outstanding equity interests of the Purchased Non-Consolidated Ventures owned by Seller, any Purchased Consolidated Company or any of their Affiliates as of the date of this Agreement. Except as set forth on Section 3.2(b) of the Seller Disclosure Schedules, there are no outstanding securities or other similar ownership interests of any class or type of or in any of the Purchased Non-Consolidated Ventures. The Purchased Non-Consolidated Ventures do not own any equity interest in any entity other than as set forth on Section 2.4(a) of the Seller Disclosure Schedules. Except as set forth on Section 3.2(b) of the Seller Disclosure Schedules or in the Purchased Venture Governing Documents, there are no outstanding options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible securities, agreements or commitments of any kind pursuant to which any of the Purchased Non-Consolidated Ventures is or may become obligated to (i) issue, transfer, sell or otherwise dispose of any of its securities, or any securities convertible into or exercisable or exchangeable for its securities, or (ii) redeem, purchase or otherwise acquire any outstanding securities of any of the Purchased Non-Consolidated Ventures. Except as set forth on Section 3.2(b) of the Seller Disclosure Schedules or in the Purchased Venture Governing Documents, there are no stock appreciation, phantom stock, profit participation or similar rights with respect to Purchased Non-Consolidated Venture Interests. The applicable Seller Entities and Purchased Consolidated Companies set forth on Section 3.2(b) of the Seller Disclosure Schedules are, as of the date of this Agreement (and except as contemplated by the Pre-Closing Reorganization, will be as of the Closing) the beneficial and legal owner of the Purchased Non-Consolidated Venture Interests, in each case free and clear of all Liens, other than Permitted Liens.

(c) Seller has delivered or made available to Purchaser true and complete copies of the certificate of incorporation, bylaws or equivalent governing documents of any Purchased Venture or its respective Subsidiaries or in any joint venture contract or shareholders agreement between Seller or a Seller Entity, on the one hand, and any other holder of record of the outstanding equity interests of such Purchased Venture or its Subsidiaries, on the other hand (the “Purchased Venture Governing Documents”), as set forth on Section 3.2(c) of the Seller Disclosure Schedules. The Purchased Venture Governing Documents contain the entire agreement between the parties thereto with respect to the subject matter thereof. Each such Purchased Venture Governing Document is in full force and effect. Each Purchased Venture and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Except as set forth on Section 3.2(c) of the Seller Disclosure Schedules, there are no Contracts to which Seller or any of its Affiliates is a party with respect to any Purchased Non-Consolidated Venture that contain any commitment (whether or not contingent) for future investment of capital to be directly or indirectly made by Seller, Purchaser or their respective Affiliates. As of the date of this Agreement, to the Knowledge of Seller, there is no outstanding, unfunded requirement to make a funding payment to any Purchased Non-Consolidated Venture.

(d) Section 3.2(d) of the Seller Disclosure Schedules sets forth the Contracts evidencing the Indebtedness of the Purchased Companies or the Business (other than Indebtedness of the type described in clauses (a) and (b) of the definition of Funded Debt) as of the date of this Agreement.

Section 3.3 Authority; Execution and Delivery; Enforceability. Seller has all necessary power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by Seller of this Agreement and the consummation by the Seller Entities of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of the Seller Entities. Seller has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Purchaser, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 3.4 No Conflicts; Consents. Except as set forth on Section 3.4 of the Seller Disclosure Schedules, the execution and delivery by Seller of this Agreement does not, and the consummation of the Transaction and the other transactions contemplated hereby and compliance by Seller with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of any Seller Entity or Purchased

Entity, (b) any of the Purchased Venture Governing Documents of a Purchased Venture, (c) any Judgment or Law applicable to the Business, or to which any Seller Entity, Purchased Entity or Purchased Venture is subject, or (d) any Material Contract or Business Permit, except, with respect to the foregoing clause (d), for any such items that would not reasonably be expected to be, individually or in the aggregate, material to the Business or to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby. No Approval of any Governmental Entity is required to be obtained or made by or with respect to the Seller Entities or, the Purchased Companies in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than (i) in respect of any applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”), (ii) in respect of any Permits relating to the Business listed on Section 3.4 of the Seller Disclosure Schedules and (iii) those that, if not obtained, made or given, would not reasonably be expected to be, individually or in the aggregate, material to the Business or impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.5 Proceedings. Except as set forth on Section 3.5 of the Seller Disclosure Schedules, there are no Proceedings or Judgments pending or, to the Knowledge of Seller, threatened in writing, against the Seller Entities or the Purchased Companies with respect to the Business, except as (a) do not involve, and would not reasonably be expected to be, individually or in the aggregate, material to the Business and (b) would not reasonably be expected to impair or materially delay the ability of Seller to (x) perform its obligations under this Agreement or (y) consummate the Transaction and the other transactions contemplated hereby.

Section 3.6 Financial Statements; Absence of Undisclosed Liabilities. (a) Section 3.6(a)-1 of the Seller Disclosure Schedules sets forth true and complete copies of (i) the audited balance sheet of the Business (together with the notes and schedules thereto, if any, the “Business Balance Sheet”) as of September 30, 2014 (the “Balance Sheet Date”) and (ii) the audited statements of income for the fiscal years ended September 30, 2014, 2013 and 2012, together with the notes and schedules thereto, if any (clauses (i) and (ii), collectively, the “Business Financial Statements”). Except for (A) any Cash Amounts of the Business and any Restricted Cash of the Purchased Entities, (B) the Centralized Badging Business, (C) the Excluded Customer Contracts, (D) the Liabilities described in clauses (c), (f), (m) and (n) of Section 2.7, (E) any intercompany allocations of general and administrative costs or similar overhead charges, in each case which will be terminated or settled at or prior to the Closing or (F) as set forth on Section 3.6(a)-2 of the Seller Disclosure Schedules, all of the assets and Liabilities as of September 30, 2014 that would have constituted Purchased Assets and Assumed Liabilities had this Agreement been executed as of that date are reflected on the Business Financial Statements and no other assets or properties (including any Excluded Assets) or Liabilities (including any Retained Liabilities) are reflected on the Business Financial Statements as of such date.

(b) The Business Financial Statements (i) have been prepared from the books and records of the Business (except, in each case (A) as noted therein and (B) subject to the absence of notes), (ii) have been prepared in accordance with GAAP and in the manner set forth in Section 3.6(b) of the Seller Disclosure Schedules and (iii) fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods covered therein, in each case, in the aggregate, on the basis of presentation outlined in Section 3.6(b) of the Seller Disclosure Schedules.

(c) The Business does not include any Liabilities that would be required by GAAP to be reflected on a balance sheet, other than Liabilities that: (i) are reflected or reserved against in the Business Balance Sheet, or (ii) were incurred by the Business since the Balance Sheet Date in the ordinary course of business, consistent with Seller’s past practice.

Section 3.7 Absence of Changes or Events. (a) Except as set forth on Section 3.7(a) of the Seller Disclosure Schedules, since the Balance Sheet Date through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course consistent with Seller’s past practice.

(b) Since the Balance Sheet Date through the Closing Date, there has not been nor has there occurred any event, change, or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.8 Title; Sufficiency of Assets.

(a) Except as otherwise set forth on Section 3.8 of the Seller Disclosure Schedules, (i) Seller, or another Seller Entity has good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the transactions contemplated hereby, all the Purchased Assets, free and clear of all Liens (other than Permitted Liens); (ii) Seller, another Seller Entity or a Purchased Consolidated Company has good and valid title to the Purchased Entity Shares and the Purchased Venture Interests and is the record and the beneficial owner of all such Purchased Entity Shares and the Purchased Venture Interests free and clear of all Liens (other than Permitted Liens); and (iii) at the Closing, assuming the receipt of all Approvals required for the transfer, conveyance and assignment of such Purchased Assets, Seller or another Seller Entity will have the ability to transfer, convey and assign good and valid title to the owned Purchased Assets (including record and the beneficial ownership of all Purchased Entity Shares and Purchased Venture Interests (other than Purchased Entity Shares and Purchased Venture Interests held as of the Closing by a Purchased Consolidated Company) and the right to use leased or licensed Purchased Assets, in each case free and clear of all Liens (other than Permitted Liens).

(b) As of the Closing, the Purchased Assets (including the Purchased Entity Shares and the Purchased Venture Interests), together with Purchaser’s rights under the Transaction Documents, and assuming all Approvals required for the transfer, conveyance and assignment of such Purchased Assets, constitute all of the properties, assets and rights necessary to enable Purchaser to conduct the Business following the Closing in all material respects in the manner it is currently conducted by Seller.

Section 3.9 Intellectual Property. (a) Section 3.9(a) of the Seller Disclosure Schedules sets forth a true and complete list of all material registered Intellectual Property, including applications therefor, included in the Business Intellectual Property, as of the date of this Agreement.

(b) Except as would not reasonably expected to be, individually or in the aggregate, material to the Business, (i) the conduct of the Business in the manner currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party, (ii) none of the Business Intellectual Property is subject to any Judgment adversely affecting the use thereof or rights thereto by Seller and its Subsidiaries; (iii) there is no opposition or cancellation Proceeding pending against Seller and its Subsidiaries concerning the ownership, validity, enforceability or infringement of any Business Intellectual Property; (iv) there is no infringement or misappropriation, or other violation, or any written allegation made thereof, of any Business Intellectual Property; and (v) neither Seller nor its Subsidiaries has received any written notice within the past two (2)-year period alleging that any of the Business Intellectual Property infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person.

(c) Seller or another Seller Entity exclusively owns the Business Intellectual Property, free and clear of all Liens other than Permitted Liens.

(d) Except as would not reasonably expected to be, individually or in the aggregate, material to the Business, (i) no “open source” or similar software has been incorporated into or interacts with any proprietary Software used in the Business in such a manner that would require the licensing or availability of proprietary source code if such software is conveyed, distributed or made available to any third parties and (ii) Seller and its Subsidiaries have not provided and are not obligated to provide to any third party current or contingent possession of any material proprietary source code used in the Business. Seller and its Subsidiaries have taken commercially reasonable measures to protect and maintain the operation, security and integrity of the material Information Technology used in the Business (and the data stored thereon) used in the Business, and during the two (2) years prior to the date of this Agreement, there has been no breach, outage, unauthorized access to or use of same, except for any such breach, outage or access that would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(e) Any other representation or warranty contained in this Agreement notwithstanding, the representations and warranties contained in this Section 3.9 and the representations and warranties set forth in Section 3.8 constitute the sole representations and warranties of Seller relating to the infringement of third-party Intellectual Property.

Section 3.10 Real Property. (a) The Seller Entities do not own any real property that is primarily used, or held exclusively for use, in the operation of the Business. The Purchased Entities and the Purchased Consolidated Ventures do not own any real property.

(b) The Seller Entities and/or Purchased Entities have valid title to the leasehold estate (as lessee) in all Transferred Leased Property as lessee or sublessee, in each case free and clear of all Liens, other than Permitted Liens. (i) All leases and subleases for the Transferred

Leased Property under which any of the Seller Entities or Purchased Entities is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) and (ii) no written notices of material default under any such lease or sublease have been sent or received by any of the Seller Entities or Purchased Entities within the one (1)-year period prior to the date of this Agreement.

Section 3.11 Contracts. (a) Section 3.11 of the Seller Disclosure Schedules sets forth as of the date of this Agreement a true and complete list of each of the following Contracts (other than purchase orders and invoices), in each case (1) with respect to which a Purchased Entity or a Purchased Consolidated Venture is a party, (2) which is a Purchased Asset, or (3) is primarily related to the Business and to which Seller or any of its Subsidiaries (other than a Purchased Entity) is a party (in each case, other than any Contract that is an Excluded Asset, any Contract listed on Section 3.17 of the Disclosure Schedules or any Contract that is used to provide services, assets or products pursuant to the Transaction Documents) (the “Material Contracts”):

(i) Contracts containing a minimum purchase requirement for the Business to purchase during the twelve (12)-month period immediately following, or pursuant to which the Business has purchased during the twelve (12)-month period immediately preceding, the date hereof, in each case, in the aggregate, a minimum of $2,000,000 of goods and/or services on an annual basis;

(ii) [Intentionally omitted];

(iii) any Contract, other than a Purchased Customer Contract, a Third-Party Account-Level Supplier Contract or an Affiliated Account-Level Supplier Contract, requiring future capital expenditure obligations or similar expenses of the Business in excess of $1,000,000 on an annual basis;

(iv) Contracts material to the Business relating to Intellectual Property, other than Purchased Customer Contracts and non-exclusive licenses to “off the shelf” software pursuant to which the Business has made payments of less than $500,000 during the twelve (12)-month period immediately preceding the date hereof;

(v) any joint venture, partnership or other similar agreement involving co-investment between the Business with a third party;

(vi) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the Business will have a material obligation with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation, or any other contingent obligation (including an indemnity obligation), in each case other than a Purchased Customer Contract;

(vii) any Contract containing covenants (A) that would restrict or limit in any material respect the ability of the Business after the Closing to compete in any business or with any Person or in any geographic area or (B) that grants “most favored nation” or similar best available pricing terms;

(viii) any Contract evidencing Indebtedness for borrowed money, or under which any Purchased Entity, Purchased Venture or the Business has issued any note, bond, indenture, mortgage, security interest or other evidence of Indebtedness, or has directly or indirectly guaranteed Indebtedness of any Person;

(ix) any Purchased Customer Contract or group of Purchased Customer Contracts with the same customer under which the Business is expected to sell during the twelve (12)-month period immediately following, or pursuant to which the Business has sold during the twelve (12)-month period immediately preceding, the date hereof, in the aggregate, a minimum of $5,000,000 of goods and/or services on an annual basis; and

(x) any Contract with respect to the provision of shared services between the JCI Retained Business and the Business.

(b) (i) As of the date hereof, each Material Contract and, to the Knowledge of Seller, each Purchased Customer Contract that is not a Material Contract, is in full force and effect and is valid, binding and enforceable against the Seller Entity, Purchased Entity or Purchased Venture party thereto, and, to the Knowledge of Seller, the other parties thereto, in accordance with its terms, in each case, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) and (ii) as of the date hereof, neither Seller (or its applicable Subsidiary), the Purchased Venture (or its applicable Subsidiary), nor, to the Knowledge of Seller, any other party to a Material Contract or, to the Knowledge of Seller, a Purchased Customer Contract that is not a Material Contract, is in material breach or violation of, or material default under, any Material Contract or, to the Knowledge of Seller, a Purchased Customer Contact that is not a Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a material breach or material default (whether by lapse of time or notice or both). Each Material Contract (and all amendments, supplements and modifications that are as in effect as of the date of this Agreement with respect thereto) has been made available to Purchaser.

(c) Neither Seller, any Purchased Venture, nor any of their respective Subsidiaries is obligated as of the date hereof to pay material penalties, liquidated damages or other additional payment amounts in respect of missed deadlines, inadequate performance or other failures to fulfill its obligations under any Purchased Customer Contract that is a Material Contract or, to the Knowledge of Seller, any Purchased Customer Contract that is not a Material Contract. Payments made to Seller and its Affiliates with respect to each Purchased Customer Contract that is a Material Contract and, to the Knowledge of Seller, each Purchased Customer Contract that is not a Material Contract, are being made in accordance with the terms set forth therein in all material respects, and no party thereto has waived any material rights or obligations, or any of the terms set forth therein with respect to payment of fees, except as set forth on Section 3.11(c) of the Seller Disclosure Schedules.

Section 3.12 Compliance with Applicable Laws; Permits. (a) None of the Seller Entities, the Purchased Entities or the Purchased Consolidated Ventures is in violation of any Law applicable to the conduct of or otherwise relating to the Business, except for violations that would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(b) The Seller Entities, the Purchased Consolidated Companies and/or the Business hold all Permits necessary for the conduct of the Business as presently conducted (the “Business Permits”), other than any such Permits the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the business. The Seller Entities, the Purchased Consolidated Companies and the Business are in compliance with the terms of the Business Permits in all material respects.

(c) This Section 3.12 does not relate to matters with respect to Environmental Laws, Taxes or Seller Benefit Plans, such items being exclusively governed by Sections 3.13, 3.14 and 3.15, respectively.

Section 3.13 Environmental Matters. (a) The Seller Entities and the Purchased Consolidated Companies are in compliance with all applicable Environmental Laws with respect to the Business in all material respects, (b) the Seller Entities and the Business have obtained and are in compliance with all Permits pursuant to Environmental Laws required for the operation of the Business as presently conducted in all material respects, and (c) there are no Proceedings pending against the Seller Entities or the Purchased Entities alleging a material violation of Environmental Laws with respect to the Business. Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties of Seller relating to any Environmental Law.

Section 3.14 Taxes. (a) All material Tax Returns required to be filed by or with respect to the Purchased Assets, the Assumed Liabilities, the Business, the Purchased Entities and the Purchased Consolidated Ventures have been timely filed (taking into account extensions) and all such Tax Returns are correct and complete in all material respects; (b) all material Taxes (whether or not shown to be due on such Tax Returns) required to be paid by or with respect to the Purchased Assets, the Assumed Liabilities, the Business, the Purchased Entities and the Purchased Consolidated Ventures have been paid or will be timely paid by the due date thereof; (c) as of the date of this Agreement, there is no Action pending or threatened in writing by any Taxing Authority with respect to any material Taxes of the Purchased Entities or the Purchased Consolidated Ventures; (d) all material Taxes required to be withheld, collected or deposited by the Purchased Entities and the Purchased Consolidated Ventures have been withheld, collected or deposited as the case may be and, to the extent required, have been timely paid to the relevant Tax authority; (e) within the past two (2) years, none of the Purchased Entities or the Purchased Consolidated Ventures has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (f) none of the Purchased Entities or the Purchased Consolidated Ventures has been a member of a consolidated, combined or unitary group (including fiscal consolidation or fiscal unity) for Tax purposes (a “Tax Group”)

(other than any Tax Group of which Seller or any of its Subsidiaries (including the Purchased Entities and the Purchased Consolidated Ventures) is or was the common parent) and none of the Purchased Entities or the Purchased Consolidated Ventures has any liability for a material amount of Taxes of any other Person (other than a Purchased Entity or a Purchased Consolidated Venture) as a result of being a member of such a Tax Group prior to the Closing Date, under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law), or as a transferee or successor; (g) none of the Purchased Entities or the Purchased Consolidated Ventures has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (h) there are no Liens for a material amount of Taxes upon any of the Purchased Assets or the assets of the Purchased Entities or the Purchased Consolidated Ventures, in each case, other than Permitted Liens; (i) in the last three (3) years, no written claim has been made by a Taxing Authority in a jurisdiction where a Purchased Entity or a Purchased Consolidated Venture does not file income or franchise Tax Returns that such Purchased Entity or such Purchased Consolidated Venture should be filing income or franchise Tax Returns or is subject to income or franchise Taxes in such jurisdiction; (j) no Purchased Entity or Purchased Consolidated Venture has waived any federal, state, local or foreign statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency, which statute of limitations has not since expired; (k) no Purchased Entity or Purchased Consolidated Venture will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period beginning after the Closing Date as a result of: (A) the application of Section 481 (or any similar provision of state, local or foreign Tax Law) as a result of an accounting method change made prior to the Closing, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed prior to the Closing, (C) any installment sale or open transaction disposition made prior to the Closing, (E) any prepaid amount received prior to the Closing, or (F) any election under Section 108(i) of the Code; (l) no Purchased Entity or Purchased Consolidated Venture is a party to or has any liability or obligation under any Tax allocation, Tax indemnity or Tax sharing agreement (other than (x) any such agreement solely among Purchased Entities and/or Purchased Consolidated Ventures and (y) any Tax allocation, indemnity or sharing provisions in agreements entered into in the ordinary course of business and not primarily relating to Taxes); (m) (i) Section 3.14(m) of the Seller Disclosure Schedules sets forth each Purchased Entity and Purchased Consolidated Venture with respect to which an entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) has been or will have been made that is effective on or prior to the Closing Date and the entity classification elected and (ii) as of the Closing, no entity classification election listed on Section 3.14(m) of the Seller Disclosure Schedules will have been revoked or modified; and (n) no Person that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code is transferring a Purchased Asset that constitutes a “United States real property interest” within the meaning of Section 897(c) of the Code.

Section 3.15 Labor Relations; Employees and Employee Benefit Plans. (a) Section 3.15(a) of the Seller Disclosure Schedules sets forth a true and complete list of each material Benefit Plan and separately identifies each material Purchased Company Benefit Plan. With respect to each material Benefit Plan, Seller has made available to Purchaser, to the extent applicable, (i) correct and complete copy of each such material Benefit Plan document (or, with respect to any material Benefit Plan that is not a Purchased Company Benefit Plan, a written summary of its material terms) and any related trust agreement or other funding instrument, and any amendments thereto; (ii) the most recent summary plan description and any summary of material modification thereto; (iii) the most recent Internal Revenue Service determination letter and any pending request for such a letter, if applicable; (iv) for any Purchased Company Benefit Plan, the most recent (A) annual report or Form 5500 and attached schedules (if applicable), (B) audited financial statements, and (C) actuarial valuation reports, and (v) for any Purchased Company Benefit Plan, any non-routine filings made in respect of such Purchased Company Benefit Plan with any Governmental Entity.

(b) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and to Seller’s Knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Benefit Plan or the exempt status of any related trust.

(c) Each Purchased Company Benefit Plan has been maintained, administered and operated in material compliance with its terms and applicable Law. With respect to any applicable German Purchased Company Benefit Plans, Seller has complied in all material respects with the statutory duty to review any pension increases according to section 16 German Act on Company Pension Schemes (Gesetz zur Verbesserung der betrieblichen Altersversorgung – BetrAVG).

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, all contributions, premiums and expenses required to be made by Law or by the terms of a Purchased Company Benefit Plan or any agreement relating thereto have been timely made. Seller and the Purchased Companies and their assets are not, and do not expect to be, in respect of any of the Purchased Companies, subject to any Lien pursuant to Section 430(k) of the Code or Sections 303(k) or 4068 of ERISA. In each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, there are no pending, or to Seller’s Knowledge, threatened, audits, inquiries or investigations by the Internal Revenue Service, Department of Labor or any other Governmental Entity involving any Purchased Company Benefit Plan, and no pending, or to Seller’s Knowledge, threatened, claims, actions, suits or proceedings involving (i) any Purchased Company Benefit Plan or the benefits payable thereunder or (ii) the provision by any Purchased Group Company of (or failure to provide) any pension, lump sum, death or ill-health benefits in respect of any employee or officer or former employee or officer. With the exception of Liabilities in respect of the Purchased Company Benefit Plans, no Liability on any Purchased Company will be triggered, or has been triggered and remains unsatisfied, as a result of a Purchased Company’s cessation of participation in, or sponsorship of, any defined benefit occupational pension scheme arrangements for the provision of pension and pension-related benefits in respect of its current or former employees.

(e) Except as set forth on Section 3.15(e) of the Seller Disclosure Schedules, no Benefit Plan is subject to Title IV of ERISA and no Purchased Company Benefit Plan is a defined benefit pension plan. None of Seller, any of the Purchased Companies, or any of their respective ERISA Affiliates has incurred any liability to or on account of, any Benefit Plan pursuant to Title IV of ERISA, during the six (6) years preceding the date of this Agreement, which has not been fully paid.

(f) Except as required by applicable Law or as set forth on Section 3.15(f) of the Seller Disclosure Schedules, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) will (i) result in any material payment that is the liability of the Business becoming due to any Business Employee, (ii) materially increase any benefits otherwise payable by the Business to any Business Employee, (iii) result in the acceleration of the time of payment or vesting of any such benefits, or (iv) result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or foreign tax law).

(g) Section 3.15(g) of the Seller Disclosure Schedules contains a list of each Multiemployer Plan to which Seller, any Purchased Company or any of their respective ERISA Affiliates contributes, or is required to contribute, with respect to any Business Employee (the “Business Multiemployer Plans”). Except as set forth on Section 3.15(g) of the Seller Disclosure Schedules:

(i) None of Seller, any Purchased Company, or any of their respective ERISA Affiliates has withdrawn from a Business Multiemployer Plan in a “complete withdrawal” or a “partial withdrawal” as defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in a liability of the Seller or its ERISA Affiliates, which has not been fully paid, and

(ii) To Seller’s Knowledge, with respect to each Business Multiemployer Plan: (A) no such Business Multiemployer Plan has been, or has given notice to Seller that it will be, terminated or Insolvent under ERISA so as to result, directly or indirectly, in any material Liability of a Seller or its ERISA Affiliates under Title IV of ERISA; and (B) no proceeding has been initiated by any Person (including the Pension Benefit Guaranty Corporation) to terminate any Business Multiemployer Plan.

(h) Except with respect to any collective bargaining agreements set forth on Section 3.15(h) of the Seller Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) give rise to any liability under Section 4062(e) of ERISA or trigger the imposition of Withdrawal Liability on a Purchased Company or one of its ERISA Affiliates.

(i) Set forth on Section 3.15(i) of the Seller Disclosure Schedules is a true and correct list and true and complete copies of (or, as applicable (including where no written agreement exists), full details all material facts and matters relating to), as of the date of this Agreement, each and all collective bargaining agreements with any trade union, staff association, European or national or local works council or other body representing all or any of the Business Employees. During the three (3)-year period immediately prior to the date of this Agreement, there have been no material strikes, work stoppages, work slowdowns or lockouts or other form of industrial action involving any of the Business Employees and, as at the date of this Agreement, no such industrial action is, to the Knowledge of Seller, threatened between (i) the Seller or any of its Affiliates and (ii) a material number or category of Business Employees, or any trade union, staff association, European or national or local works council or other body representing or seeking to represent any Business Employee, except for such strikes or lockouts or other form of industrial action the existence of which have not and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(j) Except as set forth on Section 3.15(j) of the Disclosure Schedule, the fair market value of the assets of each funded Purchased Company Benefit Plan, the liability of each insurer for any Purchased Company Benefit Plan funded through insurance or the book reserve established for any Purchased Company Benefit Plan, together with any accrued contributions, is at least equal to the value of the accrued benefit obligations, as of the date hereof, with respect to all current or former participants in such plan calculated in accordance with the actuarial assumptions and valuations most recently used to determine the funding level in the most recent ongoing valuation of such Purchased Company Benefit Plan (without prejudice to any other jurisdiction, in the UK such valuation being a valuation undertaken under Part 3 of the Pensions Act 2004).

(k) Except (if applicable) in relation to the Purchased Company Benefit Plans or except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, to the Knowledge of Seller, no facts or circumstances exist as a result of which the UK Pensions Regulator would impose a material sanction on any Purchased Company in respect of any defined benefit occupational pension scheme arrangements for the provision of pension and pension-related benefits in respect of its current or former employees.

(l) The Seller Entities are not a party to, or otherwise bound by, any material consent decree with, or citation by, any Governmental Entity relating to any of the Business Employees or employment practices affecting the Business Employees.

(m) To Seller’s knowledge, no campaigns are being conducted to solicit authorization cards from or otherwise organize any of the Business Employees by any labor organization, works council or union, and no such campaigns have been conducted within the three (3) year period immediately preceding the date of this Agreement.

(n) The Seller Entities are in material compliance with all applicable laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (or similar state or local laws) (collectively, the “WARN Act”), the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks, pay for all working time, and the proper classification of individuals as non-employee contractors or consultants, in all such cases with respect to the Business Employees.

(o) Except as set forth on Section 3.15(o) of the Seller Disclosure Schedules (which shall set forth a true and correct list of each such employee that identifies such employee by his or her identification number, title and principal work location), during the six (6) months prior to the date of this Agreement, there has been no transfer of employment or reallocation of the duties or responsibilities of any employee of Seller or any of its Affiliates (i) who was either actively and primarily engaged in the Business or primarily dedicated to supporting the Business, in either case, that has resulted in such employee ceasing to be so actively engaged or dedicated, as applicable, as of the date of this Agreement; or (ii) who was not (A) actively and primarily engaged in the Business or (B) primarily dedicated to supporting the Business, in each case, during the entirety of such six (6) month period (or, if lesser, the entire continuous period of such employee’s employment by Seller and its Affiliates prior to the date of this Agreement) that has resulted in such employee becoming either an employee of a Purchased Entity or so actively engaged or dedicated, in each case, as of the date of this Agreement.

Section 3.16 Customers. Section 3.16 of the Seller Disclosure Schedules lists the top ten (10) customers of the Business for the fiscal year ended September 30, 2014 (determined on a consolidated basis based on the amount of revenues recognized by the Business). Except as described on Section 3.16 of the Seller Disclosure Schedules, from September 30, 2014 until the date hereof, the Business has not received any written indication that (a) any such customer plans to stop or materially decrease the amount of business done with the Business or (b) any such customer received a material decrease in the prices paid to the Business that is inconsistent with the terms of its existing agreement with the Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, the Business is not involved with any claim or dispute with respect to any top ten (10) customer of the Business set forth on Section 3.16 of the Seller Disclosure Schedules.

Section 3.17 Intercompany Arrangements. Other than the Transaction Documents and the Contracts contemplated thereby, Section 3.17 of the Seller Disclosure Schedules lists all arrangements, understandings or Contracts that include an obligation to provide goods, services or other benefits, between or among the Seller Entities and their Affiliates with respect to the Business, the Purchased Assets or the Assumed Liabilities, other than any Affiliated Account-Level Supplier Contracts or any arrangements, understandings or Contracts to provide services that will be replaced by the Transition Services Agreement or terminated at the Closing.

Section 3.18 Credit Enhancement. Section 3.18 of the Seller Disclosure Schedules sets forth a true and complete list and description, as of the date hereof, of the Contracts, including letters of credit, surety, performance and other bonds, that Seller, any Seller Entity or any of their respective Affiliates (other than the Purchased Companies) have provided, issued or entered into or for which Seller, any Seller Entity or any of their respective Affiliates (other than the Purchased Companies) are the primary obligors, in each such case to support or facilitate the Purchased Customer Contracts (collectively, “Credit Enhancements”) and in an amount in excess of $500,000 individually. During the past two (2) year period, there have been no claims made against any Credit Enhancement that has not been paid in full by Seller or its Affiliates.

Section 3.19 Brokers. Other than Merrill, Lynch, Pierce, Fenner & Smith Incorporated (whose fees and expenses will be borne by Seller), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.20 Insurance. Section 3.20 of the Seller Disclosure Schedules lists the material insurance programs or programs of self-insurance (excluding Benefit Plans) owned or held by the Seller or its Affiliates which cover the Business. All such insurance programs are in full force and effect and are valid and enforceable and, in the aggregate, meet the requirements for third-party insurance coverage that the Business is required to carry under the terms of the Purchased Customer Contracts. All premiums due thereunder have been paid. In the last two (2) years, neither the Seller nor any of its Affiliates has received notice of cancellation or termination of any material insurance program other than in connection with normal renewals of any such insurance programs. As of the date of this Agreement, except as set forth on Section 3.20 of the Seller Disclosure Schedules, there are no material outstanding claims related to the Business under any such insurance program or material default with respect to the provisions in any such program.

Section 3.21 Activities of the Purchased Ventures. No Purchased Venture provides, or has provided in the past two (2) years, (i) any real estate management, leasing or brokerage services or (ii) as a subcontractor to the Specified BE Businesses, any facilities management service.

Section 3.22 Anti-Bribery/OFAC.

(a) None of Seller or its Affiliates, nor, to the Knowledge of Seller, their respective directors, officers, agents, employees, affiliates, or other persons that act for or on behalf of Seller or its Affiliates (individually and collectively, “Company Representatives”) has, in connection with or relating to the Business, violated the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other applicable anti-bribery law. Seller has in place reasonable procedures designed to prevent Company Representatives from undertaking any such conduct.

(b) There is no pending or, to the Knowledge of Seller, threatened investigation, inquiry, or enforcement proceedings upon the Business by any governmental, administrative, or regulatory body or any customer regarding any offense or alleged offense under the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other anti-bribery law, and there are no circumstances likely to give rise to any such investigation, inquiry, or proceedings.

(c) None of Seller or any of its Affiliates or, to the Knowledge of Seller, the Company Representatives or any agent or affiliate of any of the foregoing, has violated laws and regulations imposing U.S. economic sanctions measures administered by the U.S. Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union, and the Bureau of Industry Security of the U.S. Department of Commerce, or any sanctions measures under the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, the Iran Threat Reduction and Syria Human Rights Act of 2012, the National Defense Authorization Act of 2012, or the National Defense Authorization Act of 2013, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder (collectively “U.S. Sanctions”). None of Seller or any of its Affiliates or, to the Knowledge of Seller, the Company Representatives, or any agent or affiliate of any of the foregoing, is a person that is the subject or target of U.S. Sanctions or designated as a Specially Designated National or Blocked Person by OFAC.

(d) For the two (2) years preceding the date of this Agreement, the Business has been and is in material compliance with all applicable export controls, regulations, and laws. During such two (2) year period, none of Seller or any of its Affiliates has received any notice from any governmental authority of noncompliance with any such applicable export controls, regulations, or laws with respect to the Business.

Section 3.23 Central Badging Business. The operating profit of the Central Badging Business (a) is fairly reflected on the Business Financial Statements and (b) does not exceed $25,000 for the completed portion of the current fiscal year, and has not exceeded $25,000 for any of the preceding three (3) fiscal years.

Section 3.24 No Other Representations or Warranties. Purchaser acknowledges that (a) none of Seller, the Seller Entities or any of their respective Affiliates has made any representation or warranty, expressed or implied, as to the Purchased Assets, the Assumed Liabilities, the Business, the Purchased Companies, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Purchased Assets, the Assumed Liabilities, the Business or the Purchased Companies furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in this Agreement, (b) Purchaser has not relied on any representation or warranty from Seller, the Seller Entities or any of their respective Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement, and (c) none of Seller, the Seller Entities or any of their respective Affiliates shall have or be subject to any Liability to Purchaser or any of its Affiliates or Representatives resulting from the distribution to Purchaser or its Affiliates or Representatives, or Purchaser’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates or Representatives in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the Transaction and the other transactions contemplated hereby, except as otherwise set forth in this Agreement. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Purchased Assets (including the Purchased Entity Shares and the Purchased Venture Interests) and assume the Assumed Liabilities without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other section in the Purchaser Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on its face to a reader of such disclosure that it also qualifies or applies to such other sections), Purchaser hereby represents and warrants to Seller as follows:

Section 4.1 Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Purchaser is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to own, lease and operate its properties and to carry on its business as presently conducted, except as would not, or would not reasonably be expected to, impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated hereby (each of clause (a) and clause (b), a “Purchaser Material Adverse Effect”).

Section 4.2 Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Purchaser. Purchaser has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Seller, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 4.3 No Conflicts; Consents. Except as set forth on Section 4.3 of the Purchaser Disclosure Schedules, the execution and delivery by Purchaser of this Agreement does not, and the consummation of the Transaction and the other transactions contemplated hereby and compliance by Purchaser with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of Purchaser, (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries or (c) any material Contract to which Purchaser or its Subsidiaries is party or the properties or assets of Purchaser or its Subsidiaries are bound, except, in each case, for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than in respect of Antitrust Laws set forth on Section 4.3 of the Purchaser Disclosure Schedules.

Section 4.4 Financial Ability to Perform. Purchaser has available to it as of the date hereof, and will have available to it at the Closing, funds sufficient to enable Purchaser to perform all of its obligations hereunder, including delivering the Closing Purchase Price and the Final Purchase Price to Seller, as and when contemplated by this Agreement and to pay or otherwise perform all of the obligations of Purchaser under the Transaction Documents to which it is a party.

Section 4.5 Proceedings. There are no Proceedings or Judgments pending, or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.7 Investigation; Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement. Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Business, as well as access to the documents, information and records of or with respect to the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Companies and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Companies. Purchaser is acquiring the Purchased Entity Shares and the Purchased Venture Interests for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Purchased Entity Shares or the Purchased Venture Interests. Purchaser acknowledges that the Purchased Entity Shares and the Purchased Venture Interests have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any state securities Laws, and agrees that the Purchased Entity Shares and the Purchased Venture Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Purchased Entity Shares or Purchased Venture Interests that Purchaser receives hereunder will be received only on behalf of itself and its Affiliate assignees and not for the account or benefit of any other person or entity. Purchaser is able to bear the economic risk of holding the Purchased Entity Shares and the Purchased Venture Interests for an indefinite period (including, without limitation, total loss of its investment).

ARTICLE V

COVENANTS

Section 5.1 Efforts. (a) From and after the date hereof, Purchaser and Seller shall (and shall cause their respective Affiliate to) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transaction and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable, (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction and the other transactions contemplated by this Agreement. Without limiting the foregoing, but subject to Section 5.1(c), Purchaser and Seller shall take all actions reasonably necessary to obtain (and shall cooperate with each other in obtaining) any Regulatory Approvals (which actions shall include furnishing all information reasonably required in connection with such Approvals) required to be obtained or made by Purchaser, Seller, the other Seller Entities or the Purchased Entities in connection with the Transaction or the other transactions contemplated by this Agreement. Additionally, subject to Section 5.1(c), each of Purchaser and Seller shall use their respective reasonable best efforts to fulfill all conditions precedent to this Agreement (including those set forth in Section 7.1) and shall not take any action after the date of this Agreement that would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approval necessary to be obtained prior to the Closing. To the extent that transfers of any Permits are required as a result of the execution of this Agreement or the consummation of the Transaction or the other transactions contemplated by this Agreement, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Prior to the Closing, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3 of this Agreement, each party shall promptly consult with the other party to this Agreement to provide any reasonably necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other material information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.3 of this Agreement, each party shall promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of material oral communications, advise the other party orally of) any material communication from any Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any material proposed written (or any material proposed oral) communication with any such Governmental Entity. If either party or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. Neither party will participate, or permit its Representatives to participate in any material meeting with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives such other party a reasonable opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.3, each party shall furnish the other party with copies of all filings, substantive written submissions, material correspondence, and material communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Entity. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Section 5.1(b) may be redacted (i) to remove references concerning the valuation of or future plans for the Business, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(c) Each of Purchaser and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including using reasonable best efforts to take all such further action as may be necessary to resolve such objections, if any, as any Governmental Entity or any other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date). Purchaser shall not, nor shall it permit any of its Subsidiaries to, (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other Person or business or (ii) make investments in any other Person, in each case that would reasonably be expected to prevent, or materially impede or materially delay, the consummation of the Transaction and the other transactions contemplated by this Agreement. Purchaser shall proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate before or after the Closing, any assets, licenses, operations, rights, product lines, businesses or interests therein of the Business (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbering by the Seller Entities of any of assets of the Business or to any agreement by any of the Seller Entities to take any of the foregoing actions) or to agree to make any material changes (including through a licensing arrangement) or restriction on, or other impairment of Purchaser’s ability to own or operate, of any such assets, licenses, product lines, businesses or interests therein or Purchaser’s ability to vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to ownership interests in the Business; provided, however, notwithstanding anything in this Agreement to the contrary, Purchaser shall not be required to take any such actions (x) unless any such action is conditioned upon and not effective until (and subject to) Closing, and (y) which, individually or in the aggregate, would have, or would reasonably be expected to have a Business Material Adverse Effect. Neither the Seller nor any of its Affiliates shall be permitted to propose, commit, agree, or submit to (or offer to commit, agree, or submit to) to any such actions, terms or conditions set forth in Section 5.1(c) with any Governmental Entity, or effect any such actions, without the prior written consent of Purchaser. Nothing contained herein shall require Purchaser to take any actions with respect to any of its own businesses, properties or assets (other than the Business).

(d) Whether or not the Transaction is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal and professional fees) to any third party or any Governmental Entity in order to obtain any Approvals (other than Non-Regulatory Approvals which are addressed in Section 2.11) pursuant to this Section 5.1, other than the fees of and payments to Seller’s legal and professional advisors.

(e) Any provision in this Agreement notwithstanding, but subject to Section 2.4 hereof, none of Seller, the other Seller Entities or any of their respective Affiliates (including, prior to the Closing, the Purchased Companies) shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval. None of Seller, the other Seller Entities nor any of their respective Affiliates (including, prior to the Closing, the Purchased Companies) shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any Approval, (ii) any termination of a Contract as a result of a failure to obtain any Approval, or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

Section 5.2 Covenants Relating to Conduct of Business. (a) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise contemplated by the terms of this Agreement (including Section 5.13), from the date of this Agreement to the Closing, and except as Purchaser may otherwise consent in writing to (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall (and shall cause its Subsidiaries and Affiliates to) use commercially reasonable efforts to (i) conduct the Business in all material respects in the ordinary course and consistent with past practice and (ii) preserve substantially intact the Business; provided, that no action by Seller or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise contemplated by the terms of this Agreement (including Section 5.6 and Section 5.13), and solely with respect to the Business, Seller shall not, and shall cause each Seller Entity and each Purchased Entity not to (and with respect to the Purchased Ventures, shall not consent to or affirmatively authorize to), do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except as may be required under any Benefit Plan or, provided that Purchaser receives advance written notice thereof from Seller, in connection with any action that applies uniformly to each employee of Seller or any of its Affiliates who is, as of the date of this Agreement, either a Purchased Company Employee, actively and primarily engaged in the Business or primarily dedicated to supporting the Business (each, a “Current Business Employee”) and each other similarly situated employee of Seller and its Affiliates, (A) subject to clause (C) below, grant to any Current Business Employee any increase in compensation or benefits (except for increases in the ordinary course of business consistent with past practice for Current Business Employees who are not members of the Senior Management of the Business), (B) enter into, amend or terminate any employment, change in control, retention or similar agreement with, any Current Business Employee (other than (x) any employment offer letter providing for “at-will” employment and no rights to severance pay or benefits with newly hired employees who are hired in the ordinary course of business consistent with past practice and (y) separation agreements with terminating Current Business Employees entered into in the ordinary course of business consistent with past practice), (C) increase the level of severance pay or benefits in respect of any Current Business Employee from the level described in the policy set forth on Section 5.7(d) of the Seller Disclosure Schedules, (D) adopt, enter into, terminate or amend any Purchased Company Benefit Plan (or any plan, program, policy, agreement or other arrangement that would be a Purchased Company Benefit Plan if it were in existence as of the date hereof), or (E) cause any Seller Benefit Plan to become a Purchased Company Benefit Plan or otherwise transfer any Seller Benefit Plan (including any related assets and Liabilities thereunder) to any Purchased Company;

(ii) with respect to the Business, (A) employ or agree to employ any new persons full-time or part-time at grade level 179 or above, (B) dismiss any Current Business Employee (except for incompetence or gross misconduct) at grade level 179 or above, or (C) transfer the employment or reallocate the duties or responsibilities of any Current Business Employee, such that such person would not be a Business Employee at Closing;

(iii) permit the JCI Retained Business to solicit or hire any Current Business Employee;

(iv) authorize or effect any amendment to or change the organizational documents of any Purchased Entity or consent to or affirmatively authorize any amendment of the organizational documents of any Purchased Venture, or create any new Subsidiary of any Purchased Entity or consent to or affirmatively authorize the creation of any new Subsidiary of a Purchased Venture;

(v) issue or authorize the issuance of any equity interests or grant any options, warrants, or other rights to purchase or obtain any of its equity securities or issue, sell, pledge, encumber or otherwise dispose of any of its equity securities or redeem, or reclassify, split, combine or subdivide, repurchase or otherwise acquire any securities of any Purchased Entity, or consent to or affirmatively authorize any of the foregoing with respect to a Purchased Consolidated Venture;

(vi) (A) incur any Indebtedness (other than (x) trade payables in the ordinary course of business, (y) intercompany debt that will be extinguished as of the Closing or (z) Credit Enhancements in connection with a Purchased Customer Contract entered into in accordance with Section 5.2(b)(xii)), (B) acquire or agree to acquire, by merger, consolidation stock or asset purchase, or otherwise, any business or corporation, partnership, limited liability company, association or other business organization or division thereof or assets, other than (x) purchases of inventory in connection with the operation of the Business and (y) other assets in connection with the obligations of the Seller Entities or Purchased Companies pursuant to a Purchased Customer Contract, Third-Party Account-Level Supplier Contract or Affiliated Account-Level Service Contract, in each case in the ordinary course of business and consistent with past practice, (C) sell, license, pledge, abandon, dispose of or encumber any assets or businesses other than (x) assets not in excess of $500,000 individually or (y) sales of inventory or non-exclusive licenses of Intellectual Property, in each case, in the ordinary course of business consistent with past practice, or (D) enter into any binding Contract with respect to any of the foregoing;

(vii) enter into any Contract in relation to the Business for the purchase of real property by the Business or lease (as lessee) of real property or exercise any option to extend any leases related to the Transferred Leases, except for extensions of any such leases that terminate in accordance with their terms prior to the Closing, so long as such extensions provide for annual rental payments of no more than 110% of the current annual rent with respect to such Transferred Lease and do not extend the term in excess of three (3) years;

(viii) settle any Proceeding other than in the ordinary course of business consistent with past practice involving solely money damages or initiate any Proceeding against any customer, supplier or vendor of the Business;

(ix) recognize any union or other labor organization as the representative of any Business Employees, or enter into any new, or materially amend any existing, collective bargaining or works council agreement with any labor organization, works council or other representative of any of the Business Employees;

(x) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Business, other than such changes as are required by GAAP or applicable Law or are consistent with the Transaction Accounting Principles or otherwise apply generally to Seller;

(xi) declare, authorize, make or pay any dividend or other distribution (payable in stock, property or otherwise) with respect to the equity interests of a Purchased Entity, or consent to or affirmatively authorize the foregoing with respect to the equity interest of a Purchased Venture, in each case except for lawful cash dividends and distributions, and except for any lawful dividends or distributions solely of any Excluded Assets;

(xii) (A) except in each case in the ordinary course of business consistent with past practice terminate or materially modify, amend or waive any right under any Material Contract (other than a Purchased Customer Contract), or enter into a new Contract that would have been a Material Contract (other than a Purchased Customer Contract), in each case under clauses (iv) – (vii) of Section 3.11(a) if in effect on the date hereof; (B) except in the ordinary course of business consistent with past practice, terminate or materially modify, amend or waive any right under any Purchased Customer Contract or enter into a new Purchased Customer Contract; or (C) except in the ordinary course of business consistent with past practice, cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract (other than a Purchased Customer Contract) or the Business;

(xiii) enter into any Contract that (A) limits or purports to limit the ability of any Seller Entity (solely in respect of the Business), any Purchased Entity, any Purchased Venture or Purchaser or any of its Affiliates after the Closing to compete in any business or with any Person or in any geographic area or (B) grants “most favored nation” or similar best available pricing terms;

(xiv) fail to make any capital expenditures necessary to operate the Business in the ordinary course consistent with past practice;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or file for bankruptcy;

(xvi) terminate, suspend, amend or modify in any material respect, any Business Permit, except (A) as required by applicable Law or a Governmental Entity or (B) in the ordinary course of business consistent with past practice;

(xvii) make or agree to make any loans, or advances or investments in any Person, or agree to guarantee any loans or advances to, or investments in, any Person, other than extensions of credit to customers in the ordinary course of business consistent with past practices;

(xviii) accelerate, delay or alter in any material respect practices and policies relating to the rate of collection of accounts receivable or payment of accounts payable;

(xix) (1) change any method of Tax accounting, annual accounting period or tax year end, (2) change any entity classification for U.S. federal income tax purposes, (3) make (other than in the ordinary course of business), revoke or modify any Tax election, (4) file any amended Tax Return, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to any Tax, or (6) settle or compromise any Tax liability or surrender any right to claim a Tax refund, in each case (other than in the case of clause (2)), to the extent such action would reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates (including the Purchased Companies for a Post-Closing Period) that is material;

(xx) enter into or modify any Intercompany Arrangement, other than (A) any Intercompany Arrangement that is terminated and settled at Closing in accordance with Section 5.6, or (B) any Affiliated Account-Level Service Contract that constitutes a purchase order on terms no less favorable to the Business than arms’ length market terms would be, containing a purchase requirement for the Business to purchase during the twelve (12)-month period immediately following, or pursuant to which the Business has purchased during the twelve (12)-month period immediately preceding, the date hereof, in each case, in the aggregate, no more than $500,000 of goods and/or services on an annual basis; or

(xxi) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Anything to the contrary in this Agreement notwithstanding, the parties hereto acknowledge and agree that nothing in this Section 5.2 shall be deemed to limit the transfer of Excluded Assets prior to, at or after the Closing.

(d) Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller, the other Seller Entities or their respective Affiliates, except solely with respect to the conduct of the Business by Seller, the other Seller Entities, the Purchased Entities, the Purchased Consolidated Ventures and their respective Affiliates.

Section 5.3 Confidentiality.

(a) Purchaser and Seller acknowledge that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Purchaser and Seller, dated as of October 1, 2014 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing; provided, that actions taken by the parties hereunder to the extent necessary in order to comply with their respective obligations under Section 5.1 hereunder shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement; provided, that the foregoing shall not affect Section 5.1(b) to the extent that Section 5.1(b) specifies that it is subject to this Section 5.3 or the Confidentiality Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate; provided, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates or Representatives, concerning Seller, the other Seller Entities or any of their respective Affiliates (other than with respect to the Business and the Purchased Entities) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement.

(b) For three (3) years after the Closing, Seller shall not, and shall cause its Affiliates and its and its Affiliates’ Representatives not to, disclose to any other Person by any means any non-public information of Purchaser and its Affiliates included in the Business (“Business Confidential Information”); provided, that “Business Confidential Information” shall not include information that (i) becomes generally available to the public other than as a result of a disclosure by Seller, its Affiliates or its and their Representatives, (ii) becomes available to Seller or its Affiliates from a source other than Purchaser, its Affiliates or its Representatives, provided that such source is not known by Seller or its Affiliates, after reasonable inquiry, to be bound by a confidentiality agreement with or other obligation of secrecy to Purchaser or its Affiliates or another party, or (iii) has been or is developed by or for Seller or its Affiliates without use of or reference to the Business Confidential Information. Notwithstanding the foregoing, Seller or its Affiliates may disclose Business Confidential Information (A) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Entity having jurisdiction over Seller or its Affiliates, as applicable, (B) as may be reasonably necessary in connection with any Tax Returns, accounting records or financial reporting obligations or any audit or (C) in order to comply with any Law applicable to Seller or its Affiliates, as applicable, or in response to any request or requirement (by oral questions, interrogatories, requests for information, summons, subpoena or other legal, regulatory or supervisory process or formal or informal investigative demand issued to Seller or its Affiliates, as applicable) in the course of any litigation, investigation or administrative proceeding; provided, further, that, Seller shall provide Purchaser with prompt prior written notice of such requirement or request so that Purchaser and Purchaser’s Affiliates may obtain a protective order or similar remedy to cause Business Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege. If such protective order or other similar remedy is not obtained, Seller or its applicable Affiliates shall furnish only that portion of Business Confidential Information that has been legally compelled, the opinion of Seller’s or its Representatives’ legal counsel, and shall exercise its reasonable efforts to obtain assurance, at Purchaser’s expense, that confidential treatment will be accorded such disclosed Business Confidential Information. For three (3) years after the Closing, Seller hereby agrees, and shall cause its Affiliates and its and its Affiliates’ Representatives, (I) to protect the Business Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of Business Confidential Information as Seller uses to protect its own confidential information of a like nature and (II) to assign any and all of their rights under any confidentiality agreement relating to the Business with a third party to the Purchaser.

Section 5.4 Access to Information. (a) Seller shall afford to Purchaser and its Representatives reasonable access, upon reasonable notice during normal business hours, consistent with applicable Law and in accordance with the reasonable procedures established by Seller, and in a manner that does not unreasonably interfere with the operation of the Business, during the period prior to the Closing, to the properties, Books and Records and personnel of Seller and its Subsidiaries related to the Business, the Purchased Entities and, to the extent Seller has the right to provide such access, the Purchased Consolidated Ventures; provided, that (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4(a); (ii) Seller shall provide, or cause its Subsidiaries to provide, Purchaser with reasonable access to the personnel files of any Current Business Employee (or any other person who would be a Business Employee at Closing), but only as permitted by Seller’s procedures on data privacy and personally identifiable information, and (iii) prior to the Closing Date, Purchaser shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Transferred Leased Property, or any other property of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates.

(b) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business, and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the Business without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, (i) upon the advice of counsel, such access or disclosure would jeopardize attorney client privilege or disclosure would contravene any Laws (unless Purchaser has offered a joint defense agreement or other agreement that preserves attorney-client privilege) or (ii) upon Purchaser’s reasonable judgment, would violate any obligation of confidentiality.

(c) At and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, and in a manner that does not unreasonably interfere with the operation of the Business, access to the properties, books, Contracts, records and employees of the Business and the Purchased Entities to the extent that such access may be reasonably requested by Seller, including in connection with financial statements, taxes, reporting obligations and compliance with applicable Laws. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would contravene any Laws.

(d) Purchaser agrees to use commercially reasonable efforts to hold all the books and records of the Business existing on the Closing Date for a period of eight (8) years from the Closing Date or such longer time as may be required by Law.

Section 5.5 Publicity. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement, or publish any investor presentation publicly, in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules.

Section 5.6 Intercompany Accounts and Intercompany Arrangements. Immediately prior to the Closing but effective as of 11:59 p.m. Eastern Time on the Business Day immediately preceding the Closing Date (the “Effective Time”), all intercompany balances and accounts between Seller and its Subsidiaries (other than the Purchased Companies), on the one hand, and the Purchased Companies, on the other hand (“Intercompany Accounts”) (other than the balances and accounts in connection with the Affiliated Account-Level Service Contracts described in clauses (x) or (y) of Section 2.4(b)(iii), the Pre-Closing Assumed Affiliated Account Service Agreement, arising out of the Intercompany Agreements set forth on Section 5.6 of the Seller Disclosure Schedules or as otherwise set forth in the Transaction Accounting Principles (collectively, the “Continuing Intercompany Accounts”)), shall be settled or otherwise eliminated such that no Purchased Entity shall have any continuing obligation with respect thereto and otherwise in such a manner as the Seller Entities shall determine in good faith (including by the Seller Entities or any of their Affiliates removing from any Purchased Entity prior to the Effective Time all Cash Amounts or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or otherwise). For the avoidance of doubt, intercompany balances and accounts solely among any of the Purchased Companies shall not be affected by this provision. Immediately prior to the Closing but effective as of the Effective Time, and subject to the proviso in this sentence, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between the Seller and its Subsidiaries (other than the Purchased Companies), on the one hand, and the Purchased Entities, on the other hand (“Intercompany Arrangements”), shall be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder (such Intercompany Arrangements that are required to be terminated pursuant to this Section 5.6, the “To-Be-Terminated Intercompany Arrangements”); provided, that the following Intercompany Arrangements shall not be terminated, and the Terminated Intercompany Arrangement shall not include: (i) any Affiliated Account-Level Service Contracts described in clauses (x) or (y) of Section 2.4(b)(iii); (ii) any Affiliated Account-Level Service Contract entered into following the date hereof and prior to the Closing with the consent of Purchaser or as permitted by Section 5.2(b)(xx)(B) (each such Contract described by clause (ii), a “Pre-Closing Assumed Affiliated Account Service Agreement”); (iii) the Transaction Documents to be entered into in connection with this Agreement; and (iv) any other Intercompany Arrangement set forth on Section 5.6 of the Seller Disclosure Schedules.

Section 5.7 Employee Matters.

(a) Continuation of Employment. As of the Closing Date, Purchaser shall (i) cause each of the Purchased Companies to continue to employ on the Closing Date its respective Purchased Company Employees, and (ii) with respect to each other Business Employee, either (A) continue to employ such other Business Employee, to the extent employment continues by operation of Law, or (B) offer, or cause its applicable Affiliate to offer, employment to such other Business Employee, to the extent employment does not continue by operation of Law, in all cases, on terms consistent with this Section 5.7. Each Seller Entity and its Subsidiaries shall cooperate with Purchaser to make reasonably accessible to Purchaser each applicable Business Employee to assist Purchaser in its efforts to secure offers of employment with such Business Employee. Each Purchased Company Employee, each other Business Employee whose employment continues by operation of Law, and each Business Employee who accepts Purchaser’s offer of employment pursuant to either this Section 5.7(a) or Section 5.7(f) and who actually commences employment with Purchaser or one of its Affiliates upon the Closing shall be referred to herein as a “Transferred Business Employee.” Except as otherwise expressly set forth herein, from and after the Closing, Seller and its Affiliates shall retain all Liabilities under Seller Benefit Plans pursuant to Section 2.7(e) and those expressly set forth in Section 2.7(g), and Purchaser and its Affiliates shall assume or retain, as applicable, all Liabilities under Purchased Company Benefit Plans pursuant to Section 2.6(e).

(b) Terms and Conditions of Employment. With respect to each Transferred Business Employee who is not covered by a collective bargaining or other labor Contract and whose name is not set forth on Section 5.7(b)(i) of the Seller Disclosure Schedules, Purchaser shall (i) maintain, for a period of at least twelve (12) months following the Closing Date, annual total target compensation and employee benefits that are substantially comparable in the aggregate as those in effect for such Transferred Business Employee immediately prior to the Closing (provided, that (A) the wage rate or base salary level for such Transferred Business Employee shall be no less than the wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing, and (B) the target annual cash bonus opportunity for such Transferred Business Employee shall be no less favorable than that in effect for such Transferred Business Employee immediately prior to the Closing); and (ii) offer or initially provide employment at a location as set forth in Section 5.7(b)(ii) of the Seller Disclosure Schedules. Notwithstanding the foregoing, the compensation, benefits and work location of (1) Transferred Business Employees who are covered by a collective bargaining or other labor Contract shall be provided in accordance with the applicable Contract and (2) Transferred Business Employees who are International Business Employees shall additionally be subject to Section 5.7(k)(i) and (ii). As of and after the Closing, Purchaser shall provide to each Transferred Business Employee service credit for all purposes under any Purchased Company Benefit Plan and each other employee benefit plan, policy or arrangement by Purchaser or any of its Affiliates in which such Transferred Business Employee is entitled to participate for such Transferred Business Employee’s service prior to the Closing with Seller or any of its Affiliates, to the same extent such service is recognized by Seller and its Affiliates immediately prior to the Closing; provided that such service shall not be credited for purposes of benefit accrual under any defined benefit pension plan or to the extent it would result in a duplication of benefits.

(c) Health Coverages. With respect to each Transferred Business Employee primarily employed in the United States, Purchaser shall cause each group health plan or plans maintained by Purchaser or any of its Affiliates, to the extent that such group health plan is made available to such Transferred Business Employee and his or her eligible dependents after the Effective Time, to (i) not limit or exclude coverage on the basis of any preexisting condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the applicable group health Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Benefit Plan, and (ii) provide such Transferred Business Employee full credit under Purchaser’s or such Affiliate’s group health plans, for the year in which the Closing Date occurs, for any deductible or co-payment already incurred by the Transferred Business Employee under the applicable group health Benefit Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable group health Benefit Plan or Purchaser’s or such Affiliate’s group health plans.

(d) Severance. Without limiting Section 5.7(k)(ii), Purchaser and its Affiliates shall assume any Liability in respect of any severance benefits or other obligations (including such benefits required under applicable Laws) (i) payable at or following the Closing to any Business Employee who is a Purchased Company Employee or whose employment continues by operation of Law, (ii) payable at or following the Closing to any Business Employee (other than a Business Employee who is either a Purchased Company Employee or whose employment continues by operation of Law) who does not receive a qualifying offer of employment from Purchaser made in accordance with Section 5.7(a) (or, if applicable, Section 5.7(f)) and Section 5.7(b), or (iii) that arises as a result of a Transferred Business Employee’s termination of employment with Seller and its Affiliates and the transfer of the employment of such Transferred Business Employee to Purchaser or its Affiliates, and Purchaser shall, and shall cause its Affiliates to reimburse and otherwise indemnify and hold harmless Seller and its Affiliates (including the other Seller Entities) and their respective Affiliates for all such severance benefits or other obligations; provided, that, if such reimbursement obligation arises with respect to any Business Employee who received an offer of employment from Purchaser or one of its Affiliates made in accordance with Section 5.7(a) (or, if applicable, Section 5.7(f)) and Section 5.7(b) and who did not accept such offer and become a Transferred Business Employee, Purchaser and its Affiliates shall only be liable to reimburse and otherwise indemnify and hold harmless Seller and its Affiliates with respect to fifty percent (50%) of the aggregate severance benefits and other obligations of Seller and its Affiliates to such Business Employee. With respect to each Transferred Business Employee whose employment is terminated by Purchaser or its Affiliates without Cause during the period commencing on the Closing Date and ending twelve (12) months after the Closing Date, Purchaser shall provide such Transferred Business Employee with severance benefits that are at least equal in value to the severance benefits determined in accordance with the policy set forth on Section 5.7(d) of the Seller Disclosure Schedules, taking into account such Transferred Business Employee’s service with Seller and its Affiliates prior to the Closing and with Purchaser and its Affiliates on and after the Closing.

(e) Accrued Vacation, Salary, Expenses, Sick Leave and Personal Time. Purchaser will recognize and assume all Liabilities with respect to accrued but unused vacation time for all Transferred Business Employees (including, without limitation, any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation time that arise as a result of the transfer of employment contemplated by this Section 5.7). Seller or its Affiliates shall be responsible for making payments to any Transferred Business Employees in respect of earned but unused vacation time, earned but unpaid base salary or base wages and unreimbursed business expenses incurred through the Closing, in each case, that become due as a result of the transfer of employment contemplated by this Section 5.7. Purchaser shall allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 5.7(e) in accordance with the terms of Purchaser’s and its applicable Affiliates’ vacation plans or policies (in addition to, and not in lieu of, any vacation accrued under the applicable vacation plans or policies of Purchaser or its Affiliates on or following the Closing).

(f) Disability Benefits. Seller shall be responsible for providing short-term disability benefits to any Business Employee who was on short-term disability leave immediately prior to the Closing Date. If any Business Employee who is receiving short-term disability benefits as of the Closing Date is, within six (6) months following the Closing Date, able to return to work, Purchaser shall offer employment to such employee on terms consistent with those applicable to Transferred Business Employees generally under this Section 5.7. Purchaser shall return to work any inactive employee of the Business who is subject to a collective bargaining or other labor Contract and who is receiving short- or long-term disability benefits as of the Closing Date, but who subsequently becomes able to return to work within the period provided in the collective bargaining or other labor Contract that applied to him or her immediately prior to the Closing Date. Each such individual shall become a Transferred Business Employee only upon returning to work with Purchaser or one of its Affiliates; provided, that, to the extent applicable Law requires that any such individual become a Transferred Employee on the Closing Date or any date that is earlier than as otherwise described above, such individual shall become a Transferred Employee on such date.

(g) 401(k) Plan. Effective at the Closing, Purchaser shall establish participation by the Transferred Business Employees in Purchaser’s U.S. tax-qualified defined contribution plan or plans (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Business Employee who, as of immediately prior to the Closing, was eligible to participate in a U.S. tax-qualified defined contribution plan maintained by Seller or its Affiliates (collectively, the “Seller 401(k) Plans”). Seller shall cause each Transferred Business Employee who was participating in the Seller 401(k) Plans immediately prior to the Closing Date and who had an account balance in excess of $0.01 in the Seller 401(k) Plans as of the Closing Date to be fully vested in such account at the Closing Date. As soon as practicable after the Closing Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Transferred Business Employees, and the Purchaser 401(k) Plan shall accept any such distribution (excluding loans) as a rollover contribution if so directed by the applicable Transferred Business Employee.

(h) Flexible Spending Accounts. Seller and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or its Affiliates (collectively, the “Seller FSA Plan”) of the Transferred Business Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Business Employees shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Transferred Business Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date on the same basis and the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(i) Annual Bonuses. (1) At or prior to Closing, Seller shall deliver to Purchaser a schedule (the “Annual Bonus Schedule”) setting forth the prorated annual bonus amount that each Transferred Business Employee would be eligible to receive under any Benefit Plan in respect of Seller’s fiscal year in which the Closing occurs (a “Prorated Bonus Amount”), calculated in accordance with this Section 5.7(i). The Prorated Bonus Amount for each applicable Transferred Business Employee shall be computed as follows: (A) if the Closing occurs on or prior to October 1, 2015, then the determination of the Prorated Bonus Amount shall be based upon actual performance determinations made by Seller consistent with the past practice of the Business, and adjusted for any non-ordinary course adjustments made by Seller in a manner consistent with the determination of annual bonuses for Seller’s other businesses, and (B) if the Closing occurs after October 1, 2015, then the determination of the Prorated Bonus Amount shall be based upon target performance, in each case, prorated for the portion of Seller’s fiscal year through the Closing. On the Closing Date, Seller or its applicable Affiliate shall pay to the Purchaser an amount equal to the aggregate Prorated Bonus Amounts set forth on the Annual Bonus Schedule.

(2) If the Closing occurs on or prior to October 1, 2015, then no later than thirty (30) days following the Closing, Purchaser or its applicable Affiliate shall pay to each Transferred Business Employee (regardless of whether such Transferred Business Employee is then employed by Purchaser or any of its Affiliates) the Prorated Bonus Amount set forth opposite such Transferred Business Employee’s name on the Annual Bonus Schedule.

(3) If the Closing occurs after October 1, 2015, Seller or its applicable Affiliate shall, on or prior to the Closing Date, pay an annual bonus in respect of Seller’s 2015 fiscal year to each Transferred Business Employee who is eligible to receive an annual bonus under any Benefit Plan pursuant to the terms thereof (which bonus shall be determined based on actual performance determinations made by Seller consistent with the past practice of the Business, and adjusted for any non-ordinary course adjustments made by Seller in a manner consistent with the determination of annual bonuses for Seller’s other businesses) and Seller will deliver a schedule at Closing of the amounts paid.

(4) Without limiting the generality of Section 5.7(b), if the Closing occurs after October 1, 2015, then on the date on which Purchaser or its applicable Affiliate pays any annual bonus (or portion thereof) for the bonus year in which the Closing occurs pursuant to the terms of Purchaser’s or its applicable Affiliate’s annual bonus plan, Purchaser or its applicable Affiliate shall pay to each Transferred Business Employee (regardless of whether such Transferred Business Employee is then employed by Purchaser or any of its Affiliates), the Prorated Bonus Amount set forth opposite such Transferred Business Employee’s name on the Annual Bonus Schedule.

(5) In the event of a disagreement between Seller and Purchaser as to whether Seller has complied with its obligations under Section 5.7(i)(1) or the first sentence of Section 5.7(i)(3), the Vice Chairman of Seller and the Chief Financial Officer of Purchaser shall discuss in good faith the resolution of such disagreement.

(j) Collective Bargaining Agreements. Purchaser agrees that as of and following the Closing Date, Purchaser shall recognize the unions and works councils that are signatories to the collective bargaining or other labor Contracts covering Transferred Business Employees as the representatives of the Transferred Business Employees of the bargaining units described therein. Seller and Purchaser shall cooperate to fulfill their respective obligations, and shall cause each of their Affiliates to cooperate to fulfill each of their respective obligations, to inform and consult, under applicable law or governing agreements, with any employee representative bodies (including any labor organizations or works councils) that represent Business Employees affected by the transactions contemplated by this Agreement.

(k) Treatment of International Business Employees. The following terms and conditions shall, in addition to the applicable terms and conditions of this Section 5.7, apply to International Business Employees who become Transferred Business Employees (“Transferred International Business Employees”):

(i) In the case of Transferred International Business Employees, Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of this Section 5.7, comply with any additional obligations or standards arising under applicable Laws or Contracts governing the terms and conditions of their employment or severance of employment in connection with the Transaction or otherwise.

(ii) In the event that Purchaser and its Affiliates, with respect to any Transferred International Business Employee, either (A) do not provide a mirror benefit plan that is of substantial equivalence to the provisions that are in effect as of immediately prior to the Closing under each International Benefit Plan that is not a Purchased Company Benefit Plan in which such Transferred International Business Employee was covered or eligible for coverage immediately prior to the Closing, or (B) amend or otherwise modify at or after the Closing any such mirror benefit plan or other term or condition of employment applicable to such Transferred International Business Employee immediately prior to the Closing, which, in either case of clause (A) or (B), results in any obligation, contingent or otherwise, of Seller or its Affiliates to pay any severance or other benefits (including such benefits required under applicable Laws) to any Transferred International Business Employee or any additional Liability incurred by Seller and its Affiliates in connection therewith, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless Seller and its Affiliates (including the Seller Entity) and their respective Affiliates for all such severance and other benefits.

(iii) In the case of any Benefit Plan that is not a Purchased Company Benefit Plan, Seller or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, each Purchased Company and any International Business Employees and former international employees of the Business (and their respective eligible dependents and beneficiaries) who are participating in any Benefit Plan, to cease participation in such Benefit Plan.

(iv) In respect of any Purchased Company Benefit Plan applicable in Germany or Switzerland, Parties agree to cooperate and use their commercially reasonable efforts to (A) establish any arrangements to transfer (I) the assets of the applicable Seller Entity in any pension funds (“Pensionskassen,” “Pensionsfonds” or “Unterstützungskasse”), (II) with respect to any Purchased Company Benefit Plan in Germany, any direct insurances (“Direktversicherungen”), and (III) any pension assets in Contractual Trust Agreements to Purchaser and (B) obtain any consents of applicable plan trustees and plan administrators that either party reasonably considers necessary or desirable in connection with such transfer; provided, however, that such transfer shall not include pensions of (x) any employee other than a Transferred Business Employee and (y) pension obligations that are required by applicable Law to remain with the applicable Seller Entity.

(v) Seller and its Affiliates shall procure that (A) at or prior to the Closing, the Purchased Company Benefit Plan referred to as the “Johnson Controls UK Pension Scheme” in Section 3.15(a)(i) of the Seller Disclosure Schedules (the “New UK Plan”)

is established in accordance with the terms and conditions previously made available to Purchaser, and (B) a transfer to the New UK Plan of the assets and liabilities as made available to Purchaser prior to Closing is made at or prior to the Closing.

(vi) Immigration Compliance. Subject to applicable Law, Purchaser agrees that, from and after the Closing, it will, or will cause its applicable Affiliate to, continue to process and support green card or similar applications that are in process in respect of Business Employees as of the Closing Date.

(l) WARN Act Compliance. Seller shall provide to Purchaser at the Closing a complete and accurate list of all “employment losses” within the Business, as that term is defined in the WARN Act which occurred in the 90 calendar days preceding the Closing, which list shows the name, date of separation, reason for separation, and facility or operating unit of each employee of the Business who suffered such an employment loss in such period (the “WARN List”). Seller (or the applicable Seller Entity) shall give all necessary WARN Act notices with respect to employment losses that occur prior to the Closing Date with respect to any employees employed within the Business (it being understood that it shall not be a violation of such obligation if the underlying notice would not have been required but for terminations effectuated following the Closing), and shall indemnify and hold harmless Purchaser from and against any and all liabilities and expenses (including court costs, attorneys’ fees and interest) arising out of the failure of Seller to give effective notice pursuant to WARN (unless the underlying notice would not have been required but for terminations effectuated following the Closing). Purchaser shall give all necessary WARN Act notices with respect to any employment losses among the Business Employees that occur on or after the Closing Date, and will indemnify and hold harmless Seller from and against any and all liabilities and expenses (including court costs, attorneys’ fees and interest) in the event Purchaser’s actions in ordering employment losses among the Business Employees on or after the Closing result in a retroactive requirement under the WARN Act that Seller should have given such WARN Act notice prior to the Closing Date.

(m) Reimbursement of Certain Multiemployer Plan Liabilities.

(i) Seller shall reimburse Purchaser and its ERISA Affiliates for any amounts paid by any of them to a Specified Business Multiemployer Plan in respect of (x) any Business Employee who is listed on a schedule, which schedule Seller shall provide to Purchaser immediately prior to the Closing Date or (y) any individual who fills the position of any of the Business Employees so listed (each, an “MEP Employee”), to satisfy: (A) any assessment made against Purchaser or its ERISA Affiliates under Section 432(c) of the Code or Section 305(c) of ERISA in respect of an MEP Employee’s participation in such Specified Business Multiemployer Plan; (B) any assessment made against Purchaser or its ERISA Affiliates under Section 432(e) of the Code or Section 305(e) of ERISA, including any surcharge assessed under Section 432(e)(7) of the Code or Section 305(e)(7) of ERISA in respect of an MEP Employee; or (C) any assessment of Withdrawal Liability made against Purchaser or its ERISA Affiliates in respect of an MEP Employee’s participation in such Specified Business Multiemployer Plan.

(ii) To the extent that any assessment described in Section 5.7(m)(i) above that is received by Purchaser or one of its ERISA Affiliates is made in respect of a group that includes both individuals who are MEP Employees and individuals who are not MEP Employees, the amount of reimbursement due from the Seller to Purchaser will be equal to the portion of such assessment that is attributable to individuals who are MEP Employees, determined in accordance with the methodology applied by the applicable Specified Business Multiemployer Plan to determine the aggregate amount of the assessment in respect of such group of individuals.

(iii) Any reimbursement due from the Seller to Purchaser or any of its ERISA Affiliates pursuant to this Section 5.7(m) shall be paid no later than thirty (30) Business Days following written notification to Seller by Purchaser of an applicable payment to a Specified Business Multiemployer Plan by Purchaser or its ERISA Affiliates, accompanied by detail sufficiently (in the reasonable determination of Seller) identifying the amount of such payment and the manner in which such amount was computed. In addition, Seller’s obligation to reimburse Purchaser or its ERISA Affiliates for any payment described in this Section 5.7(m) shall be contingent on (A) Purchaser or its ERISA Affiliates providing Seller with a copy of the Specified Business Multiemployer Plan’s notice of the applicable assessment promptly following receipt thereof and prior to the payment by Purchaser or its ERISA Affiliates of any or all of such assessed amount, and (B) Purchaser’s and its ERISA Affiliates’ cooperating with Seller (including providing such information, and delaying payment of such assessed amount, as Seller may reasonably request) in disputing such assessed amount if Seller reasonably determines that the amount assessed may be in error. Purchaser shall, to the extent permitted by applicable Law and any applicable collective bargaining Contract, make replacement hires or transfers in respect of the Business Employees listed on the schedule referred to in Section 5.7(m)(i) in a manner that does not result in such replacement hires or transfers participating in the applicable Specified Business Multiemployer Plan.

(iv) For purposes of this Agreement, “Specified Business Multiemployer Plans” means the Business Multiemployer Plans set forth in Section 5.7(m)(iv) of the Seller Disclosure Schedules.

(n) Tax Withholding Obligations. If, following the Closing, Purchaser or its Affiliates becomes responsible for withholding any Tax to be accounted for to the Taxing Authority in any jurisdiction resulting from, or otherwise in connection with, the participation by any of the Business Employees in any Seller Benefit Plan prior to the Closing, Seller shall use commercially reasonable efforts to: (i) provide Purchaser in a timely manner with sufficient information to enable Purchaser or its applicable Affiliate to fulfill its obligations to the Taxing Authority in such jurisdiction; and (ii) withhold from any amount to be paid by Seller or its Affiliates to any Business Employees an amount equal to the amount of Tax required to be withheld with respect to such payment and shall either pay or procure the payment of such amount to Purchaser in a timely manner or shall account for such sum directly to the applicable Taxing Authority.

(o) Retention Bonuses.

(i) Purchaser shall assume all obligations of Seller and its Affiliates to pay retention bonuses under the terms of the Project Radio Executive and Critical Roles Retention Program disclosed as Item 12 of Section 3.15(a) of the Seller Disclosure Schedules (the “Retention Program”) to each participant in the Retention Program whose name is set forth on a schedule (the “Retention Schedule”) provided by Seller to Purchaser prior to the date hereof (which Retention Schedule shall set forth, next to the name of each such participant, the amount(s) payable to such participant under the Retention Program on each applicable payment date). Subject to clauses (ii) and (iii) of this Section 5.7(o)(i), Purchaser shall pay the portion of each such retention bonus that (x) is earned because a participant was employed on the Closing Date, with payment being made no later than 30 days following the Closing Date (it being understood that Purchaser shall review and update the Retention Schedule following the Closing Date to remove participants who forfeited their rights to payment because they were not employed on the Closing Date) (the aggregate amount so payable pursuant to this clause (x) following such review and update, the “Closing Retention Amount”), and (y) with respect to the participants entitled to receive a payment at the first anniversary under the Retention Program as set forth on the Retention Schedule, is earned because a participant was employed on the first anniversary of the Closing Date or experienced a qualifying termination under the terms of the Retention Program (or under a Purchaser Substitute Retention Arrangement, as defined below, so long as the termination would also have been a qualifying termination under the terms of the Retention Program), with payment being made no later than 30 days following the first anniversary of the Closing Date.

(ii) If, prior to or following the Closing Date, Purchaser or one of its Affiliates enters into an employment offer letter or other agreement or arrangement with any participant in the Retention Program that supersedes any of the terms of the Retention Program applicable to such participant (a “Purchaser Substitute Retention Arrangement”), such Purchaser Substitute Retention Arrangement shall contain a written waiver, in the form approved by Seller prior to the date hereof, of such individual’s rights under the Retention Program.

(iii) Purchaser shall, promptly following the first (1st) anniversary of the Closing Date, provide Seller with an updated Retention Schedule that will remove any participant who forfeited the right to receive his or her post-closing retention amount because he or she experienced a disqualifying termination (as defined under the terms of the Retention Program) prior to the first anniversary of the Closing Date (and the corresponding amount so forfeited). Promptly following the receipt of the updated Retention Schedule, Seller shall pay to Purchaser an amount equal to the sum of all “post-closing retention amounts” set forth on such updated Retention Schedule opposite the names of the participants listed therein. Purchaser shall indemnify and hold harmless Seller and its Affiliates for any and all Liabilities of Seller or its Affiliates to the extent arising out of or relating to the Retention Program with respect to the individuals set forth on the Retention Schedule, whether arising prior to, at or after the Closing; provided, that Purchaser’s aggregate liability to Seller and its Affiliates pursuant to this provision shall not exceed the sum of the Closing Retention Amount plus the aggregate amount paid by Seller to Purchaser pursuant to this Section 5.7(o)(iii).

(p) No Third-Party Beneficiaries. Without limiting the generality of Section 10.4, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Notwithstanding any other provision of this Agreement to the contrary nothing herein shall be construed as the establishment or adoption of, or an amendment to, any Benefit Plan or any other employee benefit plan for any purpose, or otherwise limit the right of Seller, Purchaser or their respective Affiliates, to amend, modify or terminate any such Benefit Plan or employee benefit plan in accordance with its terms and applicable Law, and no Person participating in any such Benefit Plan or employee benefit plan shall have any claim or cause of action in respect of any provisions of this Agreement as it relates to any such Benefit Plan or employee benefit plan or otherwise.

Section 5.8 Financial Obligations. At or prior to the Closing, Purchaser shall at its sole expense use commercially reasonable efforts (a) to substitute Purchaser as the replacement guarantor with respect to any Credit Enhancements set forth on Section 3.18 of the Seller Disclosure Schedule and any Credit Enhancements entered into by Seller or any of its Affiliates pursuant to Section 5.2(b)(vi)(A)(z), which substitute Credit Enhancement will be in substantially the same form and substance as the relevant Credit Enhancement, and (b) cause the applicable counterparty with respect thereto to provide a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with such Credit Enhancements. Purchaser further agrees that to the extent Seller or any of its Affiliates is required to make any payment or incurs any cost or expense, in connection with such Credit Enhancements on or after the Closing with respect to any Assumed Liability, Purchaser shall indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all amounts paid, including costs or expenses in connection with such Credit Enhancement, including Seller’s and any of its Affiliates’ reasonable and documented, out-of-pocket expenses in maintaining such Credit Enhancements, whether or not any such Credit Enhancement is drawn upon or required to be performed and shall in any event promptly and in no event later than five (5) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Credit Enhancement is called upon and Seller or any of its Affiliates makes any payment in respect of any such Credit Enhancement.

Section 5.9 Names Following Closing; Website Linking.

(a) Except as set forth below, after the Closing, (i) neither Purchaser nor any of its Affiliates (including the Purchased Companies) shall use, or have the right to use the JCI Name and JCI Marks or any name or Mark containing or comprising the JCI Name and JCI Marks and (ii) neither Seller nor any of the Seller Entities shall use or have the right to use the GWS Name and GWS Marks or any name or Mark containing or comprising the GWS Name and GWS Marks. Notwithstanding the foregoing, nothing in this Section 5.9 shall preclude the Parties from making any reference to the JCI Name and JCI Marks or the GWS Name and the GWS Marks (as applicable to each Party, the “Counterparty Marks”), respectively, (i) in internal tax, legal, employment or similar records and as reasonably necessary and appropriate to describe the historical relationship of the Business and the Purchased Entities with Seller and its Affiliates, or (ii) as required by applicable Law.

(b) Within ninety (90) days following the Closing (the “Transition Period”), each of Purchaser and Seller shall, and shall cause its respective Affiliates to, (x) cease all use of the applicable Counterparty Marks, (y) take necessary actions to replace materials, including signage, stationery and promotional materials in any media that bear the applicable Counterparty Marks and (z) cause each of its Affiliates whose names include the applicable Counterparty Marks, as applicable, to change its name to remove such applicable Counterparty Marks from such name. Each Party grants to the other Party a non-exclusive (which may be sublicensed only to a Party’s Affiliates and vendors, distributors and other service providers solely in connection with the operation of such sublicensing Party’s business, and not for the independent use of such sublicensee) during the Transition Period to the applicable Counterparty Marks, solely for purposes consistent with “phase out” use and in a manner consistent with past practice.

(c) During the Transition Period, at Purchaser’s request, the Seller Entities shall display on their websites and in social media, in the locations previously addressing the Business, a mutually-agreed statement describing the transactions contemplated hereby and a link to such websites and other social media venues as are mutually agreed by Seller and Purchaser. Within ninety (90) days following the Closing, Purchaser shall cause each of the Purchased Companies whose names include the JCI Name or JCI Marks to change its name to remove the JCI Name and JCI Marks from such name.

Section 5.10 Insurance.

(a) Seller shall cause to be kept all insurance programs referred to in Section 3.20 of the Seller Disclosure Schedules, or suitable replacements therefor, to the extent relating to the Business, in full force and effect up to and including the Closing Date. Following the Closing, Seller shall and shall cause its Affiliates to (i) until the date that is eighteen (18) months after the Closing Date not seek to materially change any rights or obligations of any of the Business under such insurance to the detriment of Purchaser (subject to Section 5.10(c)), (ii) reasonably cooperate with Purchaser (upon Purchaser’s reasonable request) in Purchaser making claims under such insurance with respect to the Business, and (iii) promptly pay over to Purchaser any insurance proceeds that are Purchased Assets and are received by Seller or any of its Affiliates from and after the Closing.

(b) Except as set forth in Section 5.10(a) and Section 5.10(c), from and after the Closing Date, the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Business and the Purchased Companies) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.10. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof.

(c) Prior to the Closing and continuing for a period of six (6) years following the Closing, Seller shall maintain (i) the director’s and officer’s insurance covering the directors, officers and senior executives of the Purchased Consolidated Companies and (ii) errors and omissions insurance and similar programs or policies, in each case existing immediately prior to the date hereof (or another policy providing comparable coverage), with respect to claims related to any time prior to the Closing Date.

Section 5.11 Litigation Support. In the event that and for so long as Seller or any of its Affiliates or Purchaser or any of its Affiliates is prosecuting, contesting or defending any Proceeding or Action by a third party or otherwise for legal compliance in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities or the Retained Liabilities, Purchaser and Seller shall, and shall cause their respective Affiliates (and its and their officers and employees) to, reasonably cooperate with Purchaser and Seller, respectively, and its counsel in such prosecution, contest or defenses, including making available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that, Purchaser and Seller acknowledge and agree that this Section 5.11 shall not apply with respect to any Proceeding or Action with respect to which Purchaser and/or its Affiliates are adverse to Seller and/or its Affiliates.

Section 5.12 Payments. (a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks that are in respect of the Business or the Purchased Companies that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Purchased Companies to the extent that they are in respect of a Purchased Asset or Assumed Liability hereunder.

(b) Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Business and the Purchased Companies) after the Closing Date that are in respect of the JCI Retained Business to the extent they are in respect of an Excluded Asset or Retained Liability hereunder.

Section 5.13 Pre-Closing Reorganization. Prior to the Closing, Seller will cause its Affiliates, including the Seller Entities and the Purchased Entities to complete the transactions set forth on Section 5.13 of the Seller Disclosure Schedules. The transactions contemplated by Section 5.13 of the Seller Disclosure Schedules (as amended) are referred to as the “Pre-Closing Reorganization.” No later than June 30, 2015, Seller shall deliver to Purchaser an amendment to Section 5.13 of the Seller Disclosure Schedules in order to identify the members of the Seller Group to which the equity interests of each relevant Purchased Company set forth on such schedule have been or will be transferred prior to Closing; provided, that Section 5.13 of the Seller Disclosure Schedule may be further amended after such delivery in accordance with the amendment procedures set forth therein.

Section 5.14 Non-Solicitation of Employees; Non-Competition. (a) For a period of five (5) years from the Closing Date, without the prior written consent of Purchaser, Seller agrees that none of Seller or any of its Affiliates will, directly or indirectly, either (i) solicit for employment or (ii) hire any member of the Senior Management of the Business (in each case, irrespective of whether that member of Senior Management is then employed by Purchaser or its Affiliates).

(b) For a period of five (5) years from the Closing Date, without the prior written consent of Purchaser, as to any Business Employee set forth on Section 5.14(b) of the Seller Disclosure Schedules (a “Covered Person”), Seller agrees that none of Seller or any of its Affiliates will, directly or indirectly, either (i) solicit for employment or (ii) hire any Covered Person (in each case, irrespective of whether that Covered Person is then employed by Purchaser or its Affiliates); provided, that Seller and its Subsidiaries shall not be precluded from soliciting or hiring, or taking any other action with respect to any such individual (A) who responds to a solicitation by a search firm or recruiting agency not specifically targeted at employees of Purchaser or any of its Affiliates or (B) whose employment was terminated by Purchaser or its Affiliates other than due to a voluntary resignation by that individual or whose employment with Purchaser or its Affiliates ceased at least three (3) months prior to the commencement of employment discussions between such individual and Seller or its Affiliates; provided, further, that Seller and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at Covered Persons.

(c) In light of the global nature of the Business (with the majority of the revenue and income generated by the Business outside of the United States and material income production activities located outside of the United States), commencing on the Closing Date for a period of three (3) years thereafter, without the prior written consent of Purchaser, Seller agrees not to, and not to permit any of its Subsidiaries or controlled Affiliates to, engage in, acquire or own an interest in (in whole or in part) any business that engages in the Business (in the United States or elsewhere); provided, that nothing herein shall preclude Seller from:

(i) owning five percent (5%) or less of the outstanding publicly-traded securities of any Person so long as Seller does not have the right to appoint a member of the board of directors or managers of such Person;

(ii) acquiring (or entering into an agreement to acquire) and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a business activity that would otherwise violate this Section 5.14(c) (a “Competing Business”) (A) if such Competing Business generated less than fifteen percent (15%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) regardless of whether the three year period has expired, Seller enters, within one (1) year after the consummation of such acquisition, into a definitive agreement to cause the divestiture of all or substantially all of the Competing Business of such Person such that the restrictions set forth in this Section 5.14(c) would not operate to restrict such ownership and has completed such disposition within eighteen (18) months of the date of such definitive agreement;

(iii) exercising its rights or complying with its obligations under this Agreement or any of the Transaction Documents;

(iv) marketing and selling Products or Systems to customers of the Business;

(v) engaging in the JCI Retained Business or performing under the Excluded Customer Contracts;

(vi) researching and developing, designing, manufacturing, marketing or selling Products or Systems;

(vii) providing or engaging in activities, services, products or systems of a nature provided by Seller (or any of its Affiliates) apart from the Business as of the date of this Agreement; or

(viii) with respect to the period prior to the Closing, operating the Business in accordance with the terms herein.

Section 5.15 Misallocated Assets. If, following the Closing, any right, property or asset not forming part of the Business is found to have been transferred to Purchaser in error, either directly or indirectly at or prior to Closing, Purchaser shall transfer, or shall cause its Affiliates (including the Purchased Entities) to transfer, at no cost, such right, property or asset (and any related liability) to the extent then owned by Purchaser or its Affiliates as soon as practicable to the Seller Entity indicated by Seller. If, following the Closing, any right, property or asset forming part of the Business is found to have been retained by Seller or any other Seller Entity in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Seller shall transfer, or shall cause the other Seller Entities to transfer, at no cost, such right, property or asset (and any related liability) as soon as practicable to Purchaser or an Affiliate (including a Purchased Entity) indicated by Purchaser.

Section 5.16 Business Intellectual Property License. (a) From and after the Closing, Purchaser hereby grants to Seller and its Affiliates (whether now existing or hereafter created or acquired), a non-exclusive, perpetual, irrevocable, non-sublicenseable (except to vendors, consultants, contractors and suppliers, in connection with the provision of services to Seller’s businesses other than the Business (such businesses, including the JCI Retained Business, collectively, the “Seller Businesses”), and distributors, customers and end-users of the Seller Businesses, but not for the independent use by such third parties), royalty-free, fully paid-up, world-wide right and license to all Business Intellectual Property (other than Marks) owned as of the Closing Date by Purchaser, any Purchased Company or any of their respective Subsidiaries and used in the Seller Businesses as of the Closing Date, solely for use in the activities, products, systems and services provided by Seller (or any of its Affiliates) in the current and future operation of the Seller Business (and reasonable extensions thereof) (the “Seller Field of Use”), including the rights to make, have made, use, sell, have sold, offer for sale or import products and services in the Seller Field of Use. From and after the Closing, Purchaser hereby grants to Seller and its Affiliates (whether now existing or hereafter created or acquired), a non-exclusive, perpetual, irrevocable, non-sublicenseable, royalty-free, fully paid-up, world-wide right and license to Sequentra and all

Sequentra-related Business Intellectual Property owned as of the Closing Date by Purchaser, any Purchased Company or any of their respective Subsidiaries, solely for use in Seller’s and its Affiliates’ internal business operations. The rights granted pursuant to this Section 5.16(a) are collectively referred to herein as the “Business Intellectual Property License.”

(b) From and after the Closing, Seller and its Affiliates hereby grant to Purchaser and its Affiliates (whether now existing or hereafter created or acquired, including each Purchased Company, a non-exclusive, perpetual, irrevocable, non-sublicenseable (except to vendors, consultants, contractors and suppliers, in connection with the provision of services to the Business, and distributors, customers and end-users of the Business, but not for the independent use by such third parties), royalty-free, fully paid-up, world-wide right and license to all Intellectual Property (other than (A) Marks and (B) the Intellectual Property marked with a “*” on Section 2.4(d)(iii) of the Seller Disclosure Schedules (the Intellectual Property described in clause (B), the “Specified Intellectual Property”)) owned as of the Closing Date by Seller or any of its Subsidiaries and used in the Business as of the Closing Date and not included in the Business Intellectual Property or specifically provided to the Business pursuant to the Transaction Documents (the “Retained Intellectual Property”), solely for use in the activities, products, systems and services provided by Purchaser (or any of its Affiliates) in the current and future operation of the Business (and reasonable extensions thereof) (the “Purchaser Field of Use”), including the rights to make, have made, use, sell, have sold, offer for sale or import products and services in the Purchaser Field of Use. The rights granted pursuant to this Section 5.16(b) are collectively referred to herein as the “Retained Intellectual Property License.”

(c) Beginning on the Closing Date and ending on the two (2) year anniversary of such date (as it may be extended from time to time pursuant to this Section 5.16(c), the “Specified Intellectual Property License Period”), Seller and its Affiliates hereby grant to Purchaser and its Affiliates (whether now existing or hereafter created or acquired, including each Purchased Company, a non-exclusive, non-sublicenseable (except to vendors, consultants, contractors and suppliers, in connection with the provision of services to the Business, and distributors, customers and end-users of the Business, but not for the independent use by such third parties), world-wide right and license to the Specified Intellectual Property, solely for use in the Purchaser Field of Use, including the rights to make, have made, use, sell, have sold, offer for sale or import products and services in the Purchaser Field of Use. In consideration for such license, Purchaser shall pay a fee (including for maintenance services) to Seller or its applicable Affiliates during each year of the Specified Intellectual Property License Period in an amount consistent with the Business Financial Statements. During the Specified Intellectual Property License Period, Seller shall maintain and support the Specified Intellectual Property in a manner consistent with past practice. Prior to the expiration of the Specified Intellectual Property License Period, Seller and Purchaser shall mutually agree whether to extend the Specified Intellectual Period for an additional one (1) year term (and shall repeat such mutual determination prior to the end of each such additional year). At the expiration of the Specified Intellectual Property License Period, (i) Seller shall no longer have any obligation to support or maintain the Specified Intellectual Property and (ii) the license to the Specified Intellectual Property (including any enhancements, improvements or modifications thereof provided by Seller or its Affiliates to Purchaser or its Affiliates during the Specified Intellectual Property License Period) granted to Purchaser and its Affiliates pursuant to this Section 5.16(c) shall become perpetual, irrevocable, royalty-free and fully paid-up. The rights granted pursuant to this Section 5.16(c) are collectively referred to herein as the “Specified Intellectual Property License.”

(d) Without limiting Section 5.16(a), Section 5.16(b) or Section 5.16(c), each licensee and its Affiliates shall have the full and unconditional right with respect to the licensed Intellectual Property covered by such license described in Section 5.16(a), Section 5.16(b) or Section 5.16(c), solely in the field of use covered by such license, to (i) alter or modify the licensed Intellectual Property (including the source code thereof for Software), (ii) prepare derivative works, (iii) duplicate or reproduce the licensed Intellectual Property and (iv) distribute the licensed Intellectual Property among the licensee and its Affiliates. Except as provided in Section 5.16(c), neither licensee (or its Affiliates) shall have any rights to any enhancements, improvements or other modifications to the Business Intellectual Property or the Retained Intellectual Property, as applicable, or any other Intellectual Property made by or on behalf of the licensor (or its Affiliates) after the Closing, and neither licensor (or its Affiliates) shall have any obligation to support or maintain any such Intellectual Property on behalf of the licensee (or its Affiliates) after the Closing. All use of the Business Intellectual Property, the Retained Intellectual Property and the Specified Intellectual Property pursuant to the Business Intellectual Property License, the Retained Intellectual Property License and the Specified Intellectual Property License, respectively, from and after the Closing, shall be on an “AS IS, WHERE IS” basis, with all faults and all express and implied representations and warranties disclaimed, and at each licensee’s sole risk, except, with respect to Purchaser and its Affiliates, for any representations provided in this Agreement or any express written representations made by Seller or its Affiliates to Purchaser and its Affiliates in the course of providing support and maintenance under the Specified Intellectual Property License.

(e) In the event that one or more third parties purchases or acquires (whether by way of merger, asset acquisition, share exchange, consolidation, business combination, consolidation or similar transaction or otherwise) any of Purchaser’s or Seller’s segments, divisions, business or assets (an “Acquiring Party”), Purchaser and its Affiliates or Seller and its Affiliates, as applicable, may assign or sublicense to such Acquiring Party and its Affiliates all or a portion of the Retained Intellectual Property License, the Business Intellectual Property License or the Specified Intellectual Property License, as applicable, related or applicable to such segments, divisions, business or assets, so long as: (i) the assigning party provides the other party with prompt written notice of such transaction; and (ii) the Acquiring Party agrees in writing to be bound by the applicable provisions of this Section 5.16.

(f) The Business Intellectual Property License, the Retained Intellectual Property License and the Specified Intellectual Property License shall each be binding on assignees and transferees of any of the Business Intellectual Property, the Retained Intellectual Property License or the Specified Intellectual Property, as applicable.

Section 5.17 Enterprise Software Licenses. During the period that is no more than one hundred twenty (120) days prior to, and no less than ninety (90) days prior to, the expiration of Seller’s obligation, if any, to use enterprise software licenses or other Information Technology applications to provide transition services under the Transition Services Agreement, Purchaser shall have the right to provide a list of enterprise software licenses to Seller that Purchaser would like Seller to review to determine if the Seller Entities have the right to grant Purchaser the right to use at the expiration of the Transition Services Agreement. If, and only if, providing a right to Purchaser or its Affiliates to use any such license in connection with the Business (including any assignments of individual user licenses) creates no out-of-pocket cost to the Seller Entities and is permitted under the Contracts governing the Seller Entities’ rights to use such enterprise software licenses, Seller shall grant such rights to use the applicable licenses.

Section 5.18 No Solicitation. From the date of this Agreement until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, assist, participate in, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of all or a substantial portion of the business or assets or equity interests of the Business, the Purchased Assets or the Purchased Companies (taken as a whole), other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished to any Person any information concerning the business, operations, properties or assets of the Business, the Purchased Assets or any of the Purchased Companies in connection with an Acquisition Transaction, or (iv) otherwise assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

Section 5.19 B2B Arrangement; Transition Services Agreement.

(a) Simultaneously with the execution of this Agreement, Seller and Purchaser have entered into the Alignment Fee Agreement attached hereto as Annex A (the “Alignment Fee Agreement”). Seller and Purchaser agree to the terms of the business-to-business “pull-through” arrangements between the JCI Retained Business and the Business set forth in Exhibit H (the “B2B Arrangement”). From the date hereof until the Closing Date, Seller and Purchaser shall work in good faith to negotiate, execute and deliver a more detailed agreement memorializing the terms of the B2B Arrangement set forth in Exhibit H and other such terms as may be mutually agreed by Seller and Purchaser. If such agreement is not executed and delivered at or prior to the Closing, the B2B Arrangement as set forth in Exhibit H shall nonetheless continue to be legally binding.

(b) Purchaser and Seller agree that, at Closing, each shall execute and deliver, or cause their applicable Affiliate to execute and deliver, the Transition Services Agreement in the form set forth on Exhibit A hereto, with only such changes as may be agreed by Purchaser and Seller.

Section 5.20 Business Financial Statements. Seller shall, and shall cause the Seller Entities and the Purchased Entities to, use commercially reasonable efforts to prepare and deliver to Purchaser, (i) prior to Closing, an unaudited balance sheet and unaudited income statement of the Business as of the end of the calendar quarter ended December 31, 2014, (ii) on or prior to the

Closing, an unaudited balance sheet and unaudited income statement of the Business as of the end of each calendar quarter commencing with the quarter ending on March 31, 2015 and ending on the last fully completed quarter prior to the Closing, and (iii) on or prior to the later of the Closing and the date that is forty-five (45) days following the end of the fiscal year ending on September 30, 2015, an unaudited balance sheet and unaudited income statement of the Business as of the fiscal year ending on September 30, 2015, in each case prepared in the same format used by Seller and its Affiliates to prepare financial statements of the Business in the ordinary course for use by management of Seller (or such other format as may be mutually agreed by Seller and Purchaser) and in a manner consistent with Section 3.6(a) of the Seller Disclosure Schedules.

Section 5.21 Indebtedness.

(a) Following execution of this Agreement, Seller shall provide Purchaser with documentation and other information concerning any additional items of Indebtedness of the type set forth in clauses (c), (d) and (e) of the definition of “Funded Debt” proposed by Seller to be reflected on an amendment of Section 2.6(d) of the Seller Disclosure Schedules. Seller and Purchaser shall discuss in good faith whether any such items of Indebtedness will be assumed by Purchaser or one of the Purchased Companies or retained by the Seller or one of its Affiliates (and any limits thereon), it being understood that Purchaser shall not be required to agree to the assumption or retention of any such items of Indebtedness for any reason (other than Indebtedness incurred following the date of this Agreement that Seller is expressly permitted to incur pursuant to Section 5.2(b)(vi)). Any such items of Indebtedness that Seller and Purchaser hereafter agree in writing will be assumed or retained by the Purchaser or one of the Purchased Companies shall constitute “Indebtedness” being assumed pursuant to Section 2.6(d) and shall be added to Section 2.6(d) of the Seller Disclosure Schedules. Any such items of Indebtedness as to which such written agreement is not reached shall remain a Retained Liability for purposes hereof.

(b) Prior to or at the Closing, Seller shall, or shall cause its applicable Affiliate to, (i) prepay in full all amounts of outstanding Indebtedness of the Purchased Companies of the type set forth in clauses (a) and (b) of the definition of “Funded Debt”, including all principal, fees and expenses with respect thereto, together with all accrued and unpaid interests thereon and (ii) obtain a release of each Purchased Company from the applicable lender with respect to such Indebtedness.

Section 5.22 Leases.

(a) Section 5.22(a) of the Seller Disclosure Schedules sets forth Seller’s good faith determination of: (i) each leasehold interest of Seller, any Purchased Company or each of their respective Affiliates in all real property used in connection with the Business, including any such leasehold interest that is used jointly by the Business and any JCI Retained Business (together with all extensions and modifications thereto, the “Business Leases”); (ii) which Business Leases govern real property that is “substantially GWS only” and will therefore be included in the Purchased Assets (each, a “Transferred Lease”); and (iii) which Business Leases govern real property that is not “substantially GWS only” and will therefore be included in the Excluded Assets (each, a “Retained Lease”). During the one hundred and twenty

(120) days following the date hereof (the “Lease Determination Period”), Seller shall provide Purchaser with documentation and other information reasonably requested by Purchaser regarding each Business Lease, and Seller and Purchaser shall cooperate in good faith to determine whether any Business Leases designated by Seller as a Transferred Lease should be redesignated as a Retained Lease or any Business Leases designated by Seller as a Retained Lease should be redesignated as a Transferred Lease (and update Section 5.22(a) of the Seller Disclosure Schedules accordingly) based on the principle that all Business Leases governing real property where substantially all of the usable space is occupied by Business Employees will be designated Transferred Leases. Purchaser may only not accept a characterization of a Business Lease as a Transferred Lease in good faith for the following reasons: (I) there exists on the real property governed by such Business Lease a previously undisclosed issue relating to Environmental Laws; (II) the rent for such Business Lease is not economic and is not consistent with the Business Financial Statements; (III) substantially all of the usable space was not continuously occupied by Business Employees during the twelve (12)-month period prior to Closing; or (IV) any other reason that is similarly adverse to Purchaser and its Affiliates as clauses (I), (II) or (III). Purchaser may not otherwise fail to accept a characterization of a Business Lease as a Transferred Lease, including, for example, by reason of Purchaser owning or leasing a facility nearby that could accommodate the Business Employees occupying such Business Lease or, subject to clause (II) above, because the Business Lease contains unfavorable or uneconomic terms or conditions.

(b) From the date hereof until the Closing Date, Seller and Purchaser shall use reasonable best efforts to negotiate, execute (or cause their applicable Affiliates to execute) and deliver a sublease agreement in a form reasonably acceptable to both parties pursuant to which Seller or its applicable Affiliates shall agree to sublease the portion of the Retained Leases set forth on Section 5.22(b) of the Seller Disclosure Schedules (each, a “Shared Facility”) occupied by Business Employees as of the Closing, (each such sublease, a “Sublease Agreement”) upon mutually agreeable terms and conditions with a rental amount equal to the amount charged by Seller or its Affiliates to the Business as of the Closing for such Shared Facility and consistent with the Business Financial Statements and with a term to be determined by Purchase prior to Closing of either twelve (12) months, fifteen (15) months, or eighteen (18) months, in each case following the Closing Date; provided that (i) any Sublease Agreement governing the Shared Facilities marked with an “*” shall expire at the termination of the applicable Retained Lease, provided that Seller will use good faith efforts to support an extension of such Retained Lease if Purchaser requires it, and (ii) with respect to any Sublease Agreement with respect to any other Shared Facilities, the term of the Sublease Agreement may be longer than eighteen (18) months following the Closing Date if mutually agreed by Seller and Purchaser. If the Sublease Agreement with respect to any Shared Facility is not executed and delivered at or prior to the Closing, each party shall continue to use its reasonable best efforts after the Closing to negotiate, execute (or cause their applicable Affiliates to execute) and deliver such Sublease Agreement as soon as commercially practicable after the Closing, and during any such time after the Closing and before the execution and delivery of such Sublease Agreement, Seller shall provide Purchaser with the benefits and use of the portion of the Shared Facility occupied by Business Employees as of the Closing pursuant to an arrangement reasonably acceptable to both Seller and Purchaser that is consistent with the usage of such portion of the Shared Facility by the Business and the rental costs charged by Seller to the Business as of the Closing. Seller will, at its reasonable expense, use commercially reasonable efforts to separate the portion of each Shared Facility governed or to be governed by a Sublease Agreement from the remainder of such Shared Facility, in each case to the extent practicable and permitted by applicable Law.

(c) During the Lease Determination Period, (i) Purchaser may elect, by delivery of written notice to Seller, with respect to any Retained Lease that does not govern a Shared Facility, to continue to use any space used by a Business Employee at the applicable real property as of the Closing Date, at a rental amount equal to the amount charged by Seller or its Affiliates to the Business as of the Closing for such property and consistent with the Business Financial Statements and with a term of no more than twelve (12) months following the Closing Date, and (ii) Seller may elect, by delivery of written notice to Purchaser, with respect to any Transferred Lease, to continue to use any space used by an employee of the JCI Retained Business at the applicable real property as of the Closing Date, at a rental amount equal to the amount charged by the Business to Seller and its Affiliates for such property and consistent with the Business Financial Statements and with a term of no more than twelve (12) months following the Closing Date (all such space described in clauses (i) and (ii), collectively, the “Shared Space”). Purchaser and Seller, as applicable, shall use good-faith efforts to relocate all Business Employees or all employees of the JCI Retained Business, as applicable, from all Shared Space used by such Business Employees or employees, as applicable, as promptly as practicable after the Closing Date. Each of Purchaser or Seller shall be responsible for any out-of-pocket costs and expenses incurred by it in relocating its own individuals from any Shared Space, and neither Purchaser nor Seller shall be obligated to pay any rent or other costs with respect to Shared Space from which it has relocated all Business Employees or employees of the JCI Retained Business, as applicable. If a Retained Lease or Transferred Lease governing Shared Space expires prior to twelve (12) months following the Closing Date, and the Business Employees or employees of the JCI Retained Business occupying such Shared Space have not been relocated prior to such expiration, then Purchaser and Seller will use good-faith efforts to relocate such employees into the new facility or facilities occupied by Seller or Purchaser or their respective Affiliates, as applicable, until the end of such twelve-(12)-month period following the Closing Date.

Section 5.23 Substantial Completion of Separation Work. Prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, at Seller’s costs and expense, use commercially reasonable efforts to (i) achieve substantial completion of the Separation Work on or prior to the Closing Date, and (ii) substantially complete the Separation Work in accordance with plans and specifications presented to Purchaser prior to the date of this Agreement. In the event that Seller proposes to materially change the plans and specifications with respect to the Separation Work, Seller shall inform Purchaser prior to making such changes and consult with Purchaser on minimizing the effect of such changes on the substantial completion of the Separation Work. For purposes hereunder, the “Separation Work” shall mean the separation of the personnel and HR systems, applications and computer hardware, data, financial systems, infrastructure, processes and other matters necessary to operate the Business on a standalone basis immediately following the Closing, assuming the provision of the services set forth in the Transition Services Agreement (other than any services therein with respect to the continuation of the Separation Work following the Closing), including the scope of work as set forth in Section 5.23 of the Seller Disclosure Schedules. Notwithstanding anything to the contrary set forth herein, during the period beginning on the date hereof and ending at the Closing,

Seller shall not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld), enter into any agreement for the provision of any services that are contemplated to be provided to the Business under the Transition Services Agreement following the Closing if the service will provided exclusively to the Business (i.e. not provided to Seller or its Affiliates’ other businesses) or is substantially provided only to the Business (i.e., provided substantially to the Business and provided only in an insubstantial manner to Seller’s or its Affiliates’ other businesses). Seller shall use commercially reasonable efforts to achieve substantial completion of the Separation Work prior to the Closing; provided, that the Closing Date shall not be delayed in the event that the substantial completion of Separation Work is not completed prior to the Closing. During the sixty (60) days following the date hereof, Purchaser and Seller shall cooperate in good faith to mutually agree on a checklist identifying the key milestones and deliverables defining substantial completion of the Separation Work and shall update the applicable schedule in the Transition Services Agreement defining post-Closing Separation Work and the Information Technology transition services to reflect such mutually agreed milestones and deliverables. Purchaser and Seller acknowledge and agree that, notwithstanding the scope of work set forth in Section 5.23 of the Seller Disclosure Schedules, additional work may be required following the Closing in order to achieve separation of the Business, which, to the extent mutually agreed, will be reflected on the checklist and updated schedules to the Transition Services Agreement.

Section 5.24 Cash Amounts. Until the second (2nd) anniversary of the Closing Date, Purchaser shall promptly pay to Seller any Restricted Cash held by the Purchased Consolidated Companies on the Closing Date and identified at Closing (“Closing Restricted Cash Balances”) to the extent such Closing Restricted Cash Balances remain cash or cash equivalents but no longer constitute Restricted Cash. Purchaser shall use its reasonable best efforts during such two (2) year period to cause any such Closing Restricted Cash Balances to cease being Restricted Cash and remain cash or cash equivalents. Seller shall use good faith efforts to minimize the Cash Amounts, as of the Closing, of the Purchased Consolidated Companies organized outside of the United States, subject to regulatory and operational requirements.

ARTICLE VI

CERTAIN TAX MATTERS

Section 6.1 Tax Indemnification by Seller. Effective as of and after the Closing, Seller shall pay and shall indemnify or, as applicable, cause the relevant Seller Entity to pay and indemnify, Purchaser and its Affiliates, including, from and after Closing, the Purchased Entities and Purchased Consolidated Ventures (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (A) any Taxes imposed on the Purchased Entities (and the Applicable Percentage of any Taxes imposed on the Purchased Consolidated Ventures) for any Pre-Closing Period; (B) any Excluded Business Taxes; (C) any Taxes of the Seller Entities or any of their respective Affiliates or any other Person (other than any Purchased Entity or Purchased Consolidated Venture) with whom any of the Purchased Entities or Purchased Consolidated Ventures joins or has joined in filing any consolidated, combined, unitary or aggregate Tax Return prior to the Closing for which any Purchased Entity (or the Applicable Percentage of such Taxes for which a Purchased Consolidated Venture) is liable under Treasury Regulation Section 1.1502-6

(or under any similar provision of state, local or foreign Law); (D) an amount equal to the actual Tax cost incurred by Purchaser or any of its Affiliates (net of any Tax Benefit actually realized by Purchaser or such Affiliate) with respect to any amount required to be included by Purchaser or such Affiliate in income under Section 951(a) of the Code with respect to a Pre-Closing Period of a Purchased Entity or Purchased Consolidated Venture (determined based on a “closing of the books” method); (E) any Taxes (or, in the case of a Purchased Consolidated Venture, the Applicable Percentage of any Taxes) arising out of or resulting from any breach of any covenant or agreement of Seller contained in this Agreement; (F) any Taxes (or, in the case of a Purchased Consolidated Venture, the Applicable Percentage of any Taxes) imposed on the transactions undertaken pursuant to Section 5.6 or the Pre-Closing Restructuring; (G) any Taxes for which Seller is responsible pursuant to Section 6.12; (H) any liability of any Purchased Entity (and the Applicable Percentage of any liability of any Purchased Consolidated Venture) for Taxes of any other Person (other than another Purchased Entity or Purchased Consolidated Venture) pursuant to any Tax allocation, Tax indemnity or Tax sharing agreement entered into by such Purchased Entity or Purchased Consolidated Venture prior to the Closing (other than any Tax allocation, indemnity or sharing provisions in agreements entered into in the ordinary course of business and not primarily relating to Taxes); (I) any Taxes (or, in the case of a Purchased Consolidated Venture, the Applicable Percentage of any Taxes) resulting from the failure of the representation set forth in Section 3.14(k) or Section 3.14(m) to be true and correct as of the Closing; (J) any Taxes (other than Transfer Taxes) imposed on Purchaser or any of its Affiliates (including, after the Closing, the Purchased Entities and, solely to the extent of the Applicable Percentage of such Taxes, the Purchased Consolidated Ventures) (x) imposed on the transfer of the Purchased Assets or Assumed Liabilities by the Seller or any of its Affiliates to Purchaser or any its Affiliates pursuant to this Agreement or (y) arising from any action or transaction by the Seller or any of its Affiliates outside of the ordinary course of business (1) on the Closing Date before or upon the Closing or (2) taken or completed on the Closing Date that is specifically required by the Transaction Documents to be taken in connection with the Closing; and (K) any reasonable costs and expenses (or, in the case of a Purchased Consolidated Venture, the Applicable Percentage of any reasonable costs and expenses), including reasonable legal and accounting fees and expenses, attributable to any item described in clauses (A) to (J); provided, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against (x) any Taxes for which Purchaser is responsible pursuant to Section 6.2 (provided that the indemnification obligations contained in Section 6.1(B), Section 6.1(E), Section 6.1(F), Section 6.1(G), Section 6.1(H), Section 6.1(I) and Section 6.1(J) shall not be limited by reason of Section 6.2(A) or Section 6.2(B)) or (y) any amounts to the extent such amounts were included as a liability in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d)); provided, further, that no Purchaser Tax Indemnified Parties shall be entitled to double recovery for any items set forth in this Section 6.1.

Section 6.2 Tax Indemnification by Purchaser. Effective as of and after the Closing, Purchaser shall indemnify or, as applicable, cause the relevant acquiring Purchaser Affiliate to indemnify, Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against (A) any Taxes imposed on the Purchased Entities (and the Applicable Percentage of any Taxes imposed on the Purchased Consolidated Ventures) for any Post-Closing Period; (B) any Taxes imposed with respect to the Purchased Assets, the Assumed Liabilities or the Business (other than Taxes imposed on any of the Purchased Companies) for any Post-Closing

Period (other than any Excluded Business Taxes) and Excluded Business Taxes to the extent included as a liability in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d)); (C) any Taxes arising from any action or transaction by Purchaser, the Purchased Entities or their respective Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing (other than any actions or transactions specifically required by this Agreement and the Transaction Documents); (D) any Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement; (E) an amount equal to the actual Tax cost incurred by Seller or any of its Affiliates (net of any Tax Benefit actually realized by Seller or such Affiliate) with respect to any amount included in income under Section 951(a) of the Code with respect to a Purchased Entity or Purchased Consolidated Venture for the tax year of Seller or such Affiliate that includes the day immediately preceding the Closing Date that is in excess of the amount that would have been required to be included by Seller or any of its Affiliates in income under Section 951(a) of the Code with respect to such Purchased Entity or Purchased Consolidated Venture for the tax year of Seller or such Affiliate that includes the day immediately preceding the Closing Date had the taxable year of such Purchased Entity or Purchased Consolidated Venture ended on the day immediately preceding the Closing Date; (F) any Taxes for which Purchaser is responsible under Section 6.12; (G) any Taxes deducted or withheld by Purchaser or any of its Affiliates pursuant to Section 2.13 to the extent such Taxes were required to be so deducted or withheld as a result of a designation of Purchaser, without the prior written consent of Seller, of the right to acquire any of the Purchased Assets or to assume any of the Assumed Liabilities to a Subsidiary of Purchaser pursuant to Section 10.2, which Subsidiary is organized under the laws of, or is tax resident in, a jurisdiction other than a Specified Jurisdiction; and (H) any reasonable costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clauses (A) to (G); provided, that Purchaser shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Seller Tax Indemnified Parties from and against any Taxes for which Seller is responsible pursuant to Section 6.1 and; provided further, that no Seller Tax Indemnified Parties shall be entitled to double recovery for any items set forth in this Section 6.2.

Section 6.3 Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of each of the Purchased Entities that includes the day immediately preceding the Closing Date shall be treated as closing on (and including) the day immediately preceding the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day immediately preceding the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the day immediately preceding the Closing Date and the period beginning on the Closing Date in proportion to the number of days in each period.

Section 6.4 Tax Returns. (a) Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes Seller or any of its Affiliates (other than the Purchased Companies), on the one hand, and any of the Purchased Companies or their respective Subsidiaries, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Purchased Entities for any taxable period that ends on or before the day immediately preceding the Closing Date (a “Pre-Closing Separate Tax Return”). All Pre-Closing Separate Tax Returns shall be prepared in a manner consistent with past practice (except with respect to any portion of such Tax Return (or any position or election taken or made thereon or relating thereto) relating to any of the transactions contemplated by Section 5.6 or any pre-closing restructuring transaction (including the Pre-Closing Restructuring), which shall be prepared in the manner determined by Seller); provided, that in the case of any Pre-Closing Separate Tax Return that is required to be filed after the Closing, no position shall be taken on any such Tax Return for which there is not at least a “reasonable basis” within the meaning of Treasury Regulations Section 1.6662-3(b)(3) (or any similar provision of state, local or foreign Law). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing (taking into account any extensions). Seller shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing at least twenty (20) days prior to the due date for filing such Tax Returns (taking into account any extensions) and Purchaser shall timely file or cause to be timely filed such Tax Returns. Seller shall permit Purchaser to review and comment on each Tax Return described in the immediately preceding sentence and shall consider in good faith any comments offered by Purchaser. Purchaser shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request and expense, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns unless (x) such Tax Return reflects a position for which there is not at least a “reasonable basis” within the meaning of Treasury Regulations Section 1.6662-3(b)(3) (or any similar provision of state, local or foreign Law) or (y) such filing would have an adverse effect on Purchaser or any of its Affiliates (including the Purchased Companies for a Post-Closing Period) that is material (taking into account Tax offsets, credits or other Tax Assets resulting from such filing).

(b) Seller shall prepare or shall cause to be prepared all Tax Returns required to be filed by or with respect to any of the Purchased Entities for any Straddle Period (a “Straddle Period Separate Tax Return”) if the Closing occurs on or before September 1, 2015 and Purchaser shall prepare or shall cause to be prepared all Straddle Period Separate Tax Returns if the Closing occurs after September 1, 2015. All Straddle Period Separate Tax Returns shall be prepared in a manner consistent with past practice (except with respect to any portion of such Tax Return (or any position or election taken or made thereon or relating thereto) relating to any of the transactions contemplated by Section 5.6 or any Pre-Closing Restructuring transaction, which shall be prepared in the manner determined by Seller); provided, that no position shall be taken on any such Straddle Period Separate Tax Return for which there is not at least a “reasonable basis” within the meaning of Treasury Regulations Section 1.6662-3(b)(3) (or any similar provision of state, local or foreign Law). The party preparing the Straddle Period Separate Tax Returns shall deliver to the other party for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date thereof (taking into account any extensions) and the preparing party shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from the other party not later than fifteen (15) days before the due date thereof (taking into account any extensions). Purchaser shall timely file or cause to be timely filed such Straddle Period Separate Tax Returns. At Seller’s request and expense, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns unless (x) such Tax Return reflects a position for which there is not at least a “reasonable basis” within the meaning of Treasury Regulations Section 1.6662-3(b)(3) (or any similar provision of state, local or foreign Law) or (y) such filing would have an adverse effect on Purchaser or any of its Affiliates (including the Purchased Companies for a Post-Closing Period) that is material (taking into account Tax offsets, credits or other Tax Assets resulting from such filing). Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.5 Certain Tax Benefits, Refunds, Credits and Carrybacks (a) If Purchaser or any of its Affiliates (including, after the Closing, the Purchased Entities and, solely to the extent of the Applicable Percentage of any relevant Tax Benefit, the Purchased Consolidated Ventures) actually realizes a Tax Benefit (determined on a “with and without” basis) as a result of any audit adjustment (or adjustment in any other Tax Proceeding) made with respect to any Tax Item by any Taxing Authority with respect to Taxes for which Seller is responsible under Section 6.1, then Purchaser shall pay to Seller the amount of such Tax Benefit within fifteen (15) days of realizing such Tax Benefit; provided, that Purchaser shall not be required to pay any amount of any such Tax Benefit to the extent it exceeds the amount of the relevant Taxes for which Seller is responsible under Section 6.1 as a result of such audit adjustment.

(b) Seller shall be entitled to any Tax Benefit actually realized by Purchaser or any of its Affiliates (including, after the Closing, the Purchased Entities and, solely to the extent of the Applicable Percentage of any relevant Tax Benefit, the Purchased Consolidated Ventures) as a result of (i) any loss, obligation, liability or Tax for which (x) Seller is responsible under this Agreement (and for which Seller or any of its Affiliates has indemnified or held harmless Purchaser or any of its Affiliates (whether the relevant payment is made directly to Purchaser or such Affiliate or directly to the relevant third party) under Article VI or Article IX) or (y) Seller or any of its Affiliates has made a payment pursuant to Section 5.7(e), Section 5.7(i), Section 5.7(m) or Section 5.7(o) or (ii) any payment of the Closing Retention Amount by Purchaser or any of its Affiliates. To the extent any such Tax Benefit is permitted by Law to be claimed on any Tax Return of Purchaser or any of its Affiliates or a Tax Return of a Purchased Entity or Purchased Consolidated Venture, then Purchaser shall claim the relevant Tax Item and pay to Seller the amount of any Tax Benefit actually realized (determined on a “with and without” basis) by Purchaser or any of its Affiliates (including, after the Closing, the Purchased Entities and, solely to the extent of the Applicable Percentage of any such Tax Benefit, the Purchased Consolidated Ventures) resulting from such Tax Item within fifteen (15) Business Days of realizing such Tax Benefit; provided, that Purchaser shall not be required to pay any amount of any such Tax Benefit (x) to the extent it exceeds the amount of the relevant payment and (y) in the case of any such Tax Benefit resulting from a loss, obligation or liability in respect of which Seller is required to make a payment to Purchaser pursuant to Section 5.7(o)(iii), before the Seller makes such payment to Purchaser pursuant to Section 5.7(o)(iii). For the avoidance of doubt, (i) Purchaser and its Affiliates shall not be deemed to have actually realized a Tax Benefit under

Section 6.5(a) or Section 6.5(b) to extent the relevant Tax Item reduced Taxes for which Seller is responsible pursuant to Section 6.1 and, (ii) Purchaser shall not be required to make duplicative payments with respect to any Tax Item that results in a Tax Benefit or refund under Section 6.5.

(c) Seller shall be entitled to any refunds (including refunds made by way of credit against Tax) with respect to any Taxes for which Seller is responsible under Section 6.1 (other than any refund (including a refund made by way of credit against Tax) to which Purchaser is entitled under Section 6.5(d)) except to the extent such refund (or such credit) was included as an asset in the calculation of Closing Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d)). Purchaser shall be entitled to (i) any refunds (including refunds made by way of credit against Tax) of the Purchased Entities of or against any Taxes other than refunds (or credits) to which Seller is entitled pursuant to the foregoing sentence and (ii) any refunds (including refunds made by way of credit against Tax) to which Purchaser is entitled under Section 6.5(d). Any refunds (including refunds made by way of credit against Tax) with respect to Taxes of the Purchased Entities (and the Applicable Percentage of any refunds (including refunds made by way of credit against Tax) with respect to Taxes of the Purchased Consolidated Ventures) for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 6.3 and the first sentence of this Section 6.5(c). Each party shall pay, or cause its Affiliates to pay, to the party entitled to a refund (including a refund made by way of credit against Tax) of Taxes under this Section 6.5(c), the amount of such refund (or such credit) (including any interest paid thereon and net of any additional Taxes or costs to the party receiving such refund (or such credit) in respect of the receipt or accrual of such refund (or such credit)) in readily available funds within fifteen (15) days of the actual receipt of such refund (or such credit) or the application of such refund (or such credit) against amounts otherwise payable. If a party or its Affiliate pays any amounts in respect of any refund or credit to another party pursuant to this Section 6.5(c) and such refund or credit is subsequently disallowed or adjusted by the relevant Taxing Authority, the parties shall promptly make appropriate payments (including in respect of any interest paid or imposed by such Taxing Authority in respect of such adjustment) to reflect such disallowance or adjustment.

(d) Except to the extent required by applicable Law, Purchaser shall not, and shall cause the Purchased Entities not to (and with respect to the Purchased Ventures, Purchaser shall not consent to or affirmatively authorize such Purchased Venture to), carry back any item of loss, deduction or credit which arises in any taxable period ending on or after the Closing Date (a “Subsequent Loss”) into any taxable period ending before the Closing Date without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If a Subsequent Loss is carried back into any taxable period ending before the Closing Date in accordance with this Section 6.5(d), Purchaser shall be entitled to any refund of Taxes resulting from any such carry back that it may receive and if such refund is received by Seller or any of its Affiliates, Seller shall pay or cause to be paid such refund (net of any additional costs or Taxes incurred by Seller or its Affiliates in connection with such carryback) to Purchaser to the extent required by, and in accordance with, Section 6.5(c).

Section 6.6 Tax Contests. (a) If any Taxing Authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VI, except to the extent that the other party is prejudiced by such failure (as determined by a court of competent jurisdiction). Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) In the case of a Tax Proceeding of or with respect to any of the Purchased Entities (other than a Tax Proceeding described in Section 6.6(d)), Seller shall have the exclusive right to control such Tax Proceeding to the extent relating to any taxable period ending before the Closing Date; provided, that Seller shall not settle, compromise or abandon any such Tax Proceeding (or, as applicable, portion thereof) without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment would have a material adverse impact on Purchaser or any of its Subsidiaries for any Post-Closing Period. Seller may elect in writing not to control any Tax Proceeding that Seller otherwise has the right to control pursuant to the preceding sentence. If Seller makes such election with respect to a Tax Proceeding, Purchaser shall have the right and obligation to conduct such Tax Proceeding (subject to Section 6.1(K)), and the requirements contained in the last sentence of Section 6.6(c) shall apply, mutatis mutandis, to Purchaser with respect to such Tax Proceeding (and Seller shall have such consultation, participation, consent and other rights described in the last sentence of Section 6.6(c) with respect to such Tax Proceeding).

(c) In the case of a Tax Proceeding of or with respect to any of the Purchased Entities (other than a Tax Proceeding described in Section 6.6(d)), Seller and Purchaser shall have the right and obligation jointly to conduct, at their own expense (subject to Section 6.1(K) and Section 6.2(H)), such Tax Proceeding to the extent relating to a Straddle Period; provided, that (i) Seller shall have the exclusive right to control the portion of such Tax Proceeding, if any, relating to the treatment of any of the transactions contemplated by Section 5.6 or any pre-closing restructuring transaction (including the Pre-Closing Restructuring), and (ii) the parties shall use commercially reasonable efforts to sever any such Tax Proceeding into separate Tax Proceedings relating to the Pre-Closing Period and Post-Closing Period, respectively. With respect to the portion of any Tax Proceeding that is jointly controlled, the parties shall cooperate in the conduct of such Tax Proceeding, including by consulting with each other before taking any significant action in connection with such Tax Proceeding, consulting with each other and offering each other the opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, defending such Tax Proceeding diligently and in good faith, affording each other the opportunity to participate in any meetings or conferences with the relevant Taxing Authority, and not settling, compromising or abandoning any such Tax Proceeding without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any of its Subsidiaries (other than the Purchased Companies); and (ii) any Tax Return of a consolidated, combined or unitary group that includes Seller or any of its Subsidiaries (including any Combined Tax Return).

Section 6.7 Cooperation and Exchange of Information. (a) Purchaser shall promptly (and in no event later than sixty (60) days following Seller’s written request therefor) provide, or cause to be provided, to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns of Seller or any of its Affiliates or required to be prepared or caused to be prepared by Seller pursuant to this Agreement (including any package of Tax information materials, including schedules and workpapers). Purchaser shall prepare such information completely and accurately, in good faith, and in a manner and on a timeline reasonably requested by Seller.

(b) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VI or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each party to this Agreement shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense.

Section 6.8 Tax Sharing Agreements. To the extent relating to the Purchased Entities and the Purchased Consolidated Ventures, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (including agreements or arrangements in respect of Group Relief but not including this Agreement), if any, to which any of the Purchased Entities, on the one hand, and Seller or any of its Subsidiaries (other than the Purchased Companies), on the other hand, are parties, and neither Seller nor any of its Affiliates nor any of the Purchased Entities or their respective Subsidiaries shall have any rights or obligations thereunder after the Closing, including with respect to Pre-Closing Periods.

Section 6.9 Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser, the Purchased Entities and their respective Subsidiaries and their respective Affiliates shall treat any and all payments under this Article VI, Section 2.9, Section 5.7(i)(1), Section 5.7(m), Section 5.7(o) and Article IX as an adjustment to the purchase price for U.S. federal, state and local income Tax purposes (and, to the extent permitted by applicable Law, all non-U.S. income tax purposes). Seller and Purchaser agree to (and to cause their respective Affiliates to) (x) report all payments under this Article VI, Section 2.9, Section 5.7(i)(1), Section 5.7(m), Section 5.7(o) or Article IX (and file all Tax Returns) in accordance with Section 9.9 and (y) not take any position contrary therewith on any Tax Return or in connection with any Tax Proceeding.

Section 6.10 Section 338 Elections; Other Elections. (a) Purchaser shall make, and shall cause its applicable Affiliates (including the Purchased Companies) to make, an election under Section 338(g) of the Code and, if Purchaser so requests no later than June 30, 2015, Purchaser may make an election under Section 338(h)(10) of the Code, as applicable, with respect to the acquisition of any Purchased Entity set forth in Section 6.10(a) of the Seller Disclosure Schedules (a “338 Election”) and Purchaser shall deliver to Seller a copy of IRS Form 8023 and, in the case of a comparable election under state, local or foreign Law, evidence reasonably satisfactory to Seller of the making of such election. If required under applicable Law, Seller shall, or shall cause its applicable Affiliate to, join with Purchaser or its applicable Affiliate in the making of any Section 338(h)(10) election that Purchaser elects to make pursuant to this Section 6.10(a).

(b) Except as set forth in Section 6.10(a), Purchaser shall not make, and shall cause its Affiliates (including the Purchased Companies) not to make any election with respect to any Purchased Company (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date.

Section 6.11 Additional Post-Closing Tax Covenant. With respect to any Purchased Venture, from the date of the Closing through the end of the taxable period of such entity that includes the Closing Date, Purchaser shall not consent to or affirmatively authorize such Purchased Venture to, enter into any extraordinary transaction with respect to such Purchased Venture or otherwise take any action or enter into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend of a material amount by such Purchased Venture, including pursuant to Section 304 of the Code, or, other than in the ordinary course of business, sell, exchange, distribute or otherwise dispose of any assets of such Purchased Venture in a transaction resulting in a material amount of income or gain as determined for U.S. federal income tax purposes.

Section 6.12 Transfer Taxes. (a) Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer (including real estate transfer), documentary, stamp, value added, goods and services, withholding or similar Taxes and related fees imposed on or payable in respect of the transfer of the Purchased Assets and Assumed Liabilities pursuant to this Agreement, excluding, for the avoidance of doubt, Taxes imposed with respect to income or gain (“Transfer Taxes”) that are non-recoverable under applicable Law shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand. The parties shall cooperate with each other to reduce or eliminate any potential Transfer Taxes, including by evaluating whether the transfer of Purchased Assets and Assumed Liabilities in a particular jurisdiction is eligible for an applicable exemption, including any exemption from value added Tax or goods and services Tax applicable to the transfer of a “going concern.” The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes. Each party shall provide evidence satisfactory to the other party that its share of such Transfer Taxes has been paid. For the avoidance of doubt, any Transfer Taxes that are recoverable under applicable Law shall be initially paid and borne solely by Purchaser or its relevant Affiliate; provided, that, if Purchaser or such Affiliate, using its reasonable best efforts, is unable to recover, by way of refund, offset or credit, the full amount of such Transfer Taxes within 180 days (or, in the case of any Transfer Taxes imposed under the Laws of Mexico, two (2) years) after the Closing Date, Seller shall pay to Purchaser fifty percent (50%) of the amount of such Transfer Taxes for which no refund, offset or credit was obtained by Purchaser or its relevant Affiliate. In the event that Purchaser (or one of its Affiliates) subsequently receives the benefit of a refund, offset, or credit relating to such Transfer Taxes, Purchaser shall promptly pay to Seller fifty percent (50%) of any such refund, offset, or credit. At the request of Seller, Purchaser shall provide Seller with a reasonably detailed written account of each refund, repayment, or credit of such Transfer Taxes obtained by Purchaser. Notwithstanding anything to the contrary contained herein, any Transfer Taxes imposed on the transactions undertaken pursuant to Section 5.6 of this Agreement or the Pre-Closing Restructuring shall be borne solely by Seller.

Section 6.13 Group Relief. If any Taxes imposed on any Purchased Entity giving rise to a liability of Seller under this Article VI can be reduced, eliminated or offset by Seller or any of its Affiliates by (a) making any surrender or claim for Group Relief or (b) entering into an election under the UK Taxation of Chargeable Gains Act 1992 pursuant to which a loss which accrues to the relevant Purchased Entity is treated as accruing to Seller or one of its Affiliates, then Seller shall be entitled to take, or procure the taking of, such action and Purchaser shall cooperate and shall cause the relevant Purchased Entity to cooperate in relation to such action (including the making of any necessary returns, claims, consents, notifications and elections) and Seller’s liability under this Article VI shall be reduced accordingly; provided that no Purchased Entity shall be required to provide any consideration to Seller or any of its Affiliates in respect of any action taken pursuant to this Section 6.13.

Section 6.14 Payments Net of Tax. If any deductions or withholdings are required by Law with respect to any indemnification payment (including for this purpose any payment pursuant to Section 5.7(m) and Section 5.7(o)) made by a party or its applicable Affiliate under Section 5.7(m), Section 5.7(o), this Article VI or Article IX to the other party or its applicable Affiliate, or if the indemnified party is otherwise liable for Tax on the receipt or accrual of any such indemnification payment, or would have been liable for such Tax but for the utilization of any Tax Asset, the indemnifying party shall be liable to pay to the indemnified party such further sums as shall be required to ensure that the net amount received by the indemnified party will equal the full amount which would have been received under the relevant provisions of this Agreement in the absence of any such deductions, withholdings or Tax liabilities.

Section 6.15 Timing of Payments. Any indemnity payment required to be made pursuant to this Article VI shall be made within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

Section 6.16 Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification for Taxes (other than Section 3.15 Taxes) and the procedures relating thereto shall be governed exclusively by this Article VI and Section 9.9 and the provisions of Article IX (other than Section 9.9) shall not apply. The indemnification obligations contained in this Article VI shall survive the Closing Date until thirty (30) days after the expiration of the applicable statutory periods of limitations. The representations and warranties made pursuant to Section 3.14 (Taxes) (other than the representations and warranties set forth in Section 3.14(k) and Section 3.14(m)) shall not survive the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Antitrust Approvals. Approvals and/or termination or expiration of any applicable waiting periods (including any extension thereof) required to be obtained or to have occurred under the HSR Act and under the Antitrust Laws of the jurisdictions listed on Section 7.1(a) of the Seller Disclosure Schedules prior to Closing shall have been obtained or shall have occurred.

(b) No Injunctions or Restraints. No injunction or other Judgment issued by any court of competent jurisdiction shall have been entered and remain in effect which prevents the consummation of the Transaction.

(c) Delivery of Acceptance Notice. Seller shall have delivered the Acceptance Notice to Purchaser.

Section 7.2 Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Seller’s Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, (ii) the representations and warranties of Seller set forth in Section 3.7(b) shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, and (iii) all other representations and warranties of Seller contained this Agreement (without giving effect to any “material” or “Business Material Adverse Effect” qualifier or other similar qualifier therein), shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date except (x) that representations and warranties that are made as of specific date shall be tested only on and as of such date, and (y) with respect to clause (iii), where the failure of such representations and warranties to be true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Performance of Obligations of Seller. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of the Purchaser’s Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, and (ii) all of the other representations and warranties of Purchaser contained this Agreement (without giving effect to any “material” or “Purchaser Material Adverse Effect” qualifier or other similar qualifier therein) shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date except (x) that representations and warranties that are made as of specific date shall be tested only on and as of such date, and (y) with respect to clause (ii), where the failure of such representations and warranties to be true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.1.

ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION

Section 8.1 Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, if any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and has not been cured by the earlier of (i) the date that is sixty (60) Business Days after the date that Seller has notified Purchaser of such failure or breach and (ii) the Outside Date; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such that such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(c) by Purchaser, if any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured by the earlier of (i) the date that is sixty (60) Business Days after the date that Purchaser has notified Seller of such failure or breach and (ii) the Outside Date; provided, that Purchaser is not then in breach of any of its respective representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d) by Seller or by Purchaser, if the Closing shall not have occurred on or prior to December 31, 2015; provided, that if the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(c) have not been satisfied by such date, either Seller or Purchaser may extend such date to March 31, 2016 (such date, as may be so extended, the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(e) by Seller or by Purchaser, if (i) an Approval under the HSR Act shall have been denied and such denial shall have become final and nonappealable or (ii) a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction.

Section 8.2 Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.3, Article VIII and Article X. Nothing in this Section 8.2 shall be deemed to release any party from any Liability for fraud or willful breach by such party of the terms and provisions of this Agreement.

Section 8.3 Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival. (a) The representations and warranties of Seller contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, that the Seller’s Fundamental Representations and the representations set forth in Section 3.19 (Brokers) shall survive indefinitely. Written notice of a claim must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties and in the event such notice is given, then the representation or warranty with respect to such claim shall survive until such time as the claim is finally resolved.

(b) The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, that the Purchaser’s Fundamental Representations and the representations set forth in Section 4.6 (Brokers) shall survive indefinitely. Written notice of a claim must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties and in the event such notice is given, then the representation or warranty with respect to such claim shall survive until such time as the claim is finally resolved.

(c) The covenants and agreements that contemplate actions to be taken or not taken or obligations in effect after the Closing shall survive in accordance with their terms. This Section 9.1 shall not limit any covenant or agreement of the parties hereto contained in this Agreement that by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the Parties contained in this Agreement that by its terms relates only to a period between the date of this Agreement and the Closing, except that the right to commence any claim with respect to any such covenant or agreement that by its terms relates only to a period between the date of this Agreement and the Closing shall survive until the date that is twelve (12) months after the Closing Date. In the event a notice of a claim is given with respect to a covenant or agreement within the applicable survival period with respect thereto, then such claim shall survive following the expiration of the applicable survival period until such time as the claim is finally resolved.

Section 9.2 Indemnification by Seller. (a) Subject to the provisions of this Article IX, and except with respect to indemnification for Taxes (other than Section 3.15 Taxes), which shall be governed exclusively by Article VI, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless (or, as applicable, shall cause the relevant Seller Entity to indemnify, defend and hold harmless) Purchaser and its Affiliates, including, from and after Closing, the Purchased Companies (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) the failure of any representation or warranty of Seller contained in Article III (other than the representations and warranties contained in Section 3.14 (Taxes), or contained in any certificate delivered by or on behalf of Seller pursuant to this Agreement, to be true and correct as of the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date); provided, however, that for purposes of this Article IX, all such representations and warranties shall be read without giving effect (other than for purposes of (x) Section 3.6(b), Section 3.7(b), Section 3.11(a) or Section 3.15(a), or (y) reference to the defined term “Material Contract”) to any material or “Business Material Adverse Effect” qualifier, material to the Business qualifier, or other similar qualifier therein; (ii) any breach of any covenant or agreement of Seller contained in this Agreement; and (iii) any Retained Liabilities (including, for the avoidance of doubt, Retained Liabilities of any of the Purchased Entities or Purchased Ventures).

(b) Notwithstanding any other provision to the contrary:

(i) Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to Section 9.2(a)(i), (A) to the extent that such Covered Losses are expressly included as current liabilities in the calculation of Working Capital on the Post-Closing Statement (as adjusted pursuant to Section 2.9(d)) or (B) other than with respect to Seller’s Fundamental Representations, Section 3.8(a) (Title), Section 3.15(o) (Business Employees) and Section 3.19 (Brokers), unless such claim, or series of related claims, involves Covered Losses in excess of $75,000 (the “De Minimis Amount”) and if such Covered Losses do not exceed the De Minimis Amount, such Covered Losses shall not be applied to or considered for the Deductible or otherwise for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under this Section 9.2(b)(i); and (C) until the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under Section 9.2(a)(i) (other than with respect to Seller’s Fundamental Representations, Section 3.8(a) (Title), Section 3.15(o) (Business Employees) and Section 3.19 (Brokers)) exceeds $20,000,000 (the “Deductible”), after which Seller shall be obligated for all the Purchaser Indemnified Parties’ Covered Losses under Section 9.2(a)(i) in excess of the Deductible, subject to Sections 9.2(b)(i)(A) and (B) and Section 9.2(b)(ii); and

(ii) Other than with respect to breaches of the representation and warranty in Section 3.15(o) (Business Employees), the cumulative indemnification obligation of Seller under Section 9.2(a)(i) (excluding any amounts with respect to breaches of the representation and warranty in Section 3.15(o) (Business Employees)) shall in no event exceed $147,500,000 (the “Cap”).

Section 9.3 Indemnification by Purchaser. (a) Subject to the provisions of this Article IX, and except with respect to indemnification for Taxes (other than Section 3.15 Taxes), which shall be governed exclusively by Article VI, effective as of and after the Closing, Purchaser shall indemnify, defend and hold harmless (or, as applicable, shall cause the relevant acquiring Purchaser Affiliate to indemnify, defend and hold harmless) Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or resulting from (i) the failure of any representation or warranty of Purchaser contained in Article IV, or contained in any certificate delivered by or on behalf of Purchaser pursuant to this Agreement, to be true and correct as of the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date); provided, however, that for purposes of this Article IX, all such representations and warranties shall be read without giving effect to any “material” or “Purchaser Material Adverse Effect” qualifier, or other similar qualifier therein; (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement; and (iii) any Assumed Liability.

(b) Notwithstanding any other provision to the contrary:

(i) Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Covered Losses pursuant to any claim under Section 9.3(a)(i) (A) other than with respect to Purchaser’s Fundamental Representations and Section 4.6 (Brokers), unless such claim, or series of related claims, involves Covered Losses in excess of the De Minimis Amount and if such Covered Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for the Deductible or otherwise for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Covered Losses under this Section 9.3(b)(i); and (B) until the aggregate amount of the Seller Indemnified Parties’ Covered Losses under Section 9.3(a)(i) (other than with respect to Purchaser’s Fundamental Representations and Section 4.6 (Brokers) exceeds the Deductible, after which Purchaser shall be obligated for all the Seller Indemnified Parties’ Covered Losses under Section 9.3(a)(i) in excess of the Deductible, subject to Section 9.3(b)(i)(A) and Section 9.3(b)(ii); and

(ii) the cumulative indemnification obligation of Purchaser under Section 9.3(a)(i) shall in no event exceed the Cap.

Section 9.4 Procedures. (a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail (to the extent reasonably practical) the facts and circumstances with respect to the subject matter of such claim or demand; provided, that the delay or failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party suffers actual loss or prejudice as a result of such failure or delay, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2(a) or Section 9.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided further, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. Purchaser or Seller, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party; provided, further, that the Indemnifying Party shall not enter into any settlement of such Third Party Claim for the payment of monetary damages unless (i) the Indemnified Party consents to such settlement or (ii) the Indemnifying Party confirms to the Indemnified Party that the Indemnifying Party will be responsible for indemnifying the Indemnified Party for the Covered Losses resulting from such Third Party Claim, to the extent provided in (and subject to the parameters of) this Article IX. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim that is subject to indemnification pursuant to Section 9.2(a) or Section 9.3(a), as the case may be, without the prior written consent of such Indemnifying Party.

Section 9.5 Exclusive Remedy and Release. Purchaser and Seller acknowledge and agree that, from and after Closing, except (i) as provided in Section 10.6, (ii) with respect to claims for fraud, (iii) any claims for Taxes (other than Section 3.15 Taxes), which shall be governed exclusively by Article VI, or (iv) as expressly set forth in the Transition Services Agreement, the Alignment Fee Agreement, the Master Services Agreement and any Sublease Agreement or the B2B Arrangement executed in connection with Closing, or any Affiliated Account Service Agreement, or any Purchased Customer Contract pursuant to which Purchaser or its Affiliates provide services to one or more of the Seller Entities, following the Closing, the indemnification provisions of Section 9.2 and Section 9.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, for any Covered Losses (including any Covered Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party hereto may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement and the other Transaction Documents (other than the Transition Services Agreement, the Alignment Fee Agreement, the B2B Arrangement, the Master Services Agreement and any Sublease Agreement), including any breach of any representation or warranty in this Agreement by any party hereto, or any failure by any party hereto to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and such other Transaction Documents (other than the Transition Services Agreement, the Alignment Fee Agreement, the B2B Arrangement, the Master Services Agreement and any Sublease Agreement).

98

Section 9.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of any third-party insurance or indemnity, contribution or similar proceeds that have been actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such Covered Loss are actually recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation with respect to such Covered Loss, such proceeds (net of the reasonable out-of-pocket costs of securing the same) shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder and shall be permitted to offset against any recovery the reasonable out-of-pocket costs of seeking such recovery. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties (other than customers of the Business and any material suppliers to the Business) with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party. The indemnification obligations of Purchaser and Seller in respect of the allocation of Assumed Liabilities and Retained Liabilities shall not govern the allocation of responsibility for Liabilities between Purchaser, Seller and their respective Affiliates in respect of any commercial arrangements unrelated to this Agreement between the parties, such matters being addressed in the terms thereof.

Section 9.7 Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article IX), Covered Losses under Section 9.2 and Section 9.3: (i) shall not include punitive or similar damages except to the extent the same are awarded against an Indemnified Party in the context of a Third Party Claim; and (ii) with respect to a breach of a representation, warranty or covenant, shall not include any damages that are not proximately related to the facts, events or circumstances that are the subject of the applicable breach of representation, warranty or covenant. For the avoidance of doubt, nothing herein requires Purchaser to assume, or shall be deemed to imply that Purchaser has assumed, any Liabilities that are not Assumed Liabilities.

Section 9.8 Mitigation. Each of the parties hereto agrees to use its reasonable best efforts to mitigate its respective Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder.

Section 9.9 Indemnity Obligations. Notwithstanding anything to the contrary in this Agreement, it is agreed and understood that (x) any obligation of Seller or its Affiliates to indemnify or hold harmless Purchaser or its Affiliates or to make a payment shall, to the extent that such indemnification or payment relates to, and results in an adjustment to the consideration allocated to, a particular Purchased Asset in accordance with the provisions of Section 2.10 and Section 6.9, be deemed to be an obligation of the particular Seller Entity that transferred such Purchased Asset pursuant to this Agreement to Purchaser or an Affiliate of Purchaser, as applicable, to indemnify or hold harmless such acquiring entity and (y) any obligation of Purchaser or its Affiliates to indemnify or hold harmless Seller or its Affiliates or to make a payment shall, to the extent that such indemnification or payment relates to, and results in an adjustment to the consideration allocated to, a particular Purchased Asset in accordance with the provisions of Section 2.10 and Section 6.9, be deemed to be an obligation of the particular Affiliate of Purchaser (or Purchaser, as the case may be) that acquired such Purchased Asset pursuant to this Agreement from the relevant Seller Entity, to indemnify or hold harmless such Seller Entity. Nothing in the foregoing shall be interpreted as limiting the obligations of any party hereunder or prevent indemnification payments from being made by Seller to Purchaser or Purchaser to Seller, as the case may be, on behalf of the relevant Seller Entity or Purchaser Affiliate, and Seller hereby fully and unconditionally guarantees to Purchaser the punctual payment, when due, of all amounts treated as owed hereunder by any Seller Entity, and Purchaser hereby fully and unconditionally guarantees the punctual payment, when due, of all amounts treated as owed hereunder by any acquiring entity. Neither Purchaser nor Seller shall be required to seek recovery from any Seller Entity or acquiring entity, as applicable, prior to seeking recovery from Seller or Purchaser, as applicable, and each of Purchaser or Seller’s obligations under this Section 9.9 shall not be affected or impaired by reason of any amendment, waiver, indulgence, forbearance or other variance under or in respect of this Agreement or any of the other Transaction Documents (other than the Transition Services Agreement, the B2B Arrangement, the Alignment Fee Agreement, the Master Services Agreement and any Sublease Agreement), or any bankruptcy, insolvency, receivership or other such claims, action or proceeding relating to the Selling Entity or the acquiring entity, as applicable.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Entire Agreement. This Agreement, the other Transaction Documents, the B2B Arrangement, the Master Services Agreement and the Alignment Fee Agreement, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. Neither party hereto shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein.

Section 10.2 Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party hereto. Any attempted assignment in violation of this Section 10.2 shall be void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, Purchaser shall be permitted, without the consent of Seller, to designate the right to acquire any one or more of the Purchased Assets and to assume any one or more of the Assumed Liabilities to one or more wholly-owned Subsidiaries of CBRE, Inc. in connection with the Closing; provided that, CBRE, Inc. shall remain liable for all obligations of Purchaser hereunder.

Section 10.3 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 10.4 No Third-Party Beneficiaries. Except for Section 9.2 and Section 9.3, which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.5 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile or email transmission (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or facsimile number or email address as such party shall designate by like notice):

(i)	if to Purchaser,

CBRE, Inc.

c/o/ CBRE Group, Inc.

400 S. Hope Street

Los Angeles, CA 90071

Facsimile:	(213) 613-3735
Attention:	General Counsel
Email:	larry.midler@cbre.com
Attention:	Deputy General Counsel
Email:	stephen.ballas@cbre.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
Facsimile:	(212) 455-2502
Attention:	William R. Dougherty
Email:	wdougherty@stblaw.com

(ii)	if to Seller,

Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201
Facsimile:	(414) 524-2828
Attention:	General Counsel
Email:	brian.j.cadwallader@jci.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile:	(212) 403-2000
Attention:	Andrew R. Brownstein
David K. Lam
Email:	ARBrownstein@wlrk.com
DKLam@wlrk.com

Section 10.6 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

Section 10.7 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. In addition, each of the parties hereto (a) submits to the exclusive personal jurisdiction of any court of the State of New York located in the borough of Manhattan, or the United States District Court for the Southern District of New York located in New York, New York, in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than any court of the State of New York located in the borough of Manhattan, or the United States District Court for the Southern District of New York located in New York, New York; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that (x) any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than one of the above-named courts, or (iii) should be stayed by reason of the pendency of some other proceeding in any court other than one of the above-named court, or (y) this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each party hereto agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 10.5.

Section 10.8 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.8. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each party hereto and delivered (by facsimile, e-mail, or otherwise) to the other party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.11 Expenses. Except as otherwise provided herein, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such expense.

Section 10.12 Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either party hereto or any of its Affiliates, in any Proceeding or Action, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract. Notwithstanding any materiality or “Material Adverse Effect” qualifications in any of the representations and warranties of Seller or Purchaser in the Agreement, for administrative ease, certain items, information or other matters may be included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules that are not necessarily limited to items, information or matters required to be disclosed by this Agreement to be reflected in the Seller Disclosure Schedules or Purchaser Disclosure Schedules, as applicable, considered by Seller to be material to the Business (including the Purchased Companies) or the financial condition or results of operations of the Business (including the Purchased Companies) or considered by Seller or Purchaser to reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. Nothing contained in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement. The fact that any item, information or other matter has been included, referred to or disclosed in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules (i) shall not be construed to establish, in whole or in part, any standard of the extent disclosure is required (including any standard of materiality), for purposes of such schedules; (ii) does not represent a determination by Seller or Purchaser, as applicable, that such item did not arise in the ordinary course of business; and (iii) shall not constitute an admission or indication by Seller or Purchaser, as applicable, that such disclosure is required to be made pursuant to any of the representations and warranties contained in this Agreement. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “Dollars” or “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (f) the word

“or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (i) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties hereto or thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; and (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

JOHNSON CONTROLS, INC.

By:	/s/ R. BRUCE MCDONALD
Name:	R. Bruce McDonald
Title:	Executive Vice President and Vice Chairman

CBRE, INC.

By:	/s/ JAMES GROCH
Name:	James Groch
Title:	Chief Financial Officers